As filed with the Securities and Exchange Commission on April 20, 2005

Registration No. 333 -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AtriCure, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	34-1940305
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6033 Schumacher Park Drive

West Chester, OH 45069

(513) 755-4100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David J. Drachman

President and Chief Executive Officer

AtriCure, Inc.

6033 Schumacher Park Drive

West Chester, OH 45069

(513) 755-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Theodore L. Polin Epstein Becker & Green, P.C. 250 Park Avenue New York, New York 10177 (212) 351-4500	Alan D. Schnitzer Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.001 per share(2)	$57,500,000	$6,768

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 20, 2005

PRELIMINARY PROSPECTUS

             Shares

[ATRICURE LOGO]

AtriCure, Inc.

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering              shares of the common stock offered by this prospectus. We expect the public offering price to be between $             and $             per share.

We intend to apply to have our common stock approved for quotation on the NASDAQ National Market under the symbol “ATRC.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “ Risk factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase up to an additional              shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             and our total proceeds, before expenses, will be $            .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2005.

Joint Book-Running Managers

UBS Investment Bank	Piper Jaffray

Thomas Weisel Partners LLC	A. G. Edwards

                    , 2005

You should rely only on the information contained in this prospectus. Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Through and including                     , 2005 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

AtriCure is a registered trademark of AtriCure, Inc. All other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. Unless the context requires otherwise, the words “AtriCure,” “we,” “Company,” “us” and “our” refer to AtriCure, Inc. Contemporaneously with the closing of this offering, we expect to acquire Enable Medical Corporation, which we refer to as “Enable.” Except where otherwise noted, this prospectus reflects the acquisition of Enable. For purposes of this prospectus, the term “shareholder” shall refer to the holders of our common stock.

All share amounts and per share information in this prospectus will be adjusted to reflect a              -for-              reverse split of our common stock that we intend to effect prior to this offering.

This prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the section entitled “Risk factors,” and our financial statements and related notes and our pro forma financial statements and related notes beginning on page F-1.

Our Business

We develop, manufacture and sell innovative surgical devices designed to safely, rapidly and reliably create precise lesions, or scars, in soft tissues. Leading cardiothoracic surgeons have adopted the AtriCure bipolar ablation system as a standard treatment alternative to create lesions in cardiac, or heart, tissue to block the abnormal electrical impulses that cause atrial fibrillation, or AF, a rapid, irregular quivering of the upper chambers of the heart. AF is associated with an increased risk of stroke and is often accompanied by symptoms that include fatigue, shortness of breath and heart palpitations. The Food and Drug Administration, or FDA, has not approved the AtriCure bipolar ablation system to date for the treatment of AF, and accordingly, this use remains “off-label.” We are currently pursuing FDA clearance for the ablation, or destruction, of cardiac tissue and approval for the treatment of AF.

Cardiothoracic surgeons have used the AtriCure bipolar ablation system to treat AF in an estimated 15,000 patients since its full commercial release in the United States in January 2003, and we believe that the AtriCure bipolar ablation system is currently a market leader in the treatment of AF during open-heart surgical procedures. Our system is currently being used in 22 of the 25 highest volume heart centers in the United States. Our total revenues for the year ended December 31, 2004 were approximately $19.2 million, the second full year of commercial sales of our system.

Our Market

AF is the most common sustained irregular heartbeat, or arrhythmia, encountered in clinical practice and accounts for more doctor visits and hospital days than any other cardiac arrhythmia. Studies show that one in four people over the age of 40 in the United States has a lifetime risk of developing AF, and the incidence of AF increases with age. Over five million people worldwide, including approximately 2.2 million people in the United States, are currently diagnosed with AF. According to the American Heart Association, 15% of the estimated 700,000 strokes that occur annually in the United States are attributable to AF and people with AF are five times more likely to have a stroke. According to the National Center for Health Statistics, AF accounts for an estimated 1.4 million outpatient visits and more than 227,000 hospitalizations annually in the United States. It is estimated that AF accounts for approximately $6 billion in hospitalization costs each year in the United States.

According to the Centers for Disease Control and Prevention, the number of diagnosed AF cases in the United States will continue to increase. AF is an underdiagnosed condition due in large part to the fact that patients with AF often have mild or no symptoms and their AF is only diagnosed when they seek treatment for an associated condition, such as a stroke or heart disease. We believe that increasing awareness of AF and improved diagnostic screening will result in an increase in the number of patients diagnosed with AF. Also, since the prevalence of AF increases with age, there will likely be an increase in the number of diagnosed AF patients in the United States as the population ages.

Doctors typically begin treating AF with drugs, which are often ineffective, not well tolerated and may be associated with serious side effects. Patients who cannot effectively be treated with drugs occasionally undergo catheter-based procedures to treat their AF, but catheter-based procedures have not been widely adopted because they are technically challenging, can be associated with serious complications and yield inconsistent results. Implantable devices, such as pacemakers and defibrillators, are sometimes used to reduce the frequency and symptoms of AF, although they do not treat the underlying disease. In the past, an open-heart surgical procedure known as the classic Maze was used to treat AF, but this procedure has not been widely adopted because it is highly invasive, technically challenging and involves long recovery times.

Our Solution

We believe that traditional surgical and catheter-based ablation devices are not able to safely, rapidly and reliably create the transmural, or full thickness, lesions required to block the abnormal electrical impulses that cause AF. Leading cardiothoracic surgeons have widely adopted the AtriCure bipolar ablation system for the treatment of AF during elective open-heart procedures. One of the reasons for our system’s high market penetration and rapid adoption is that it allows cardiothoracic surgeons to simplify the classic Maze procedure with a faster, less invasive and less technically challenging approach that appears to have comparable effectiveness. Our system is also being evaluated as a sole-therapy minimally invasive treatment for AF. We believe the principal benefits offered by the AtriCure bipolar ablation system are:

•	Efficacy. In preliminary clinical studies conducted at leading institutions, approximately 90% of the study participants treated for AF using our system during open-heart surgery or as a sole-therapy minimally invasive approach were free of AF at six-month follow-up.

•	Ease of Use. Many cardiothoracic surgeons prefer our system because it is automated and simple to operate. Our ablation and sensing unit, or ASU, does not require any settings or adjustments and signals the surgeon when the tissue no longer conducts energy, indicating that the lesion is transmural. In seconds our system can safely, rapidly and reliably create the transmural lesions required to block the abnormal electrical impulses that cause AF.

•	Safety. We believe that our system is safe, and, because our system confines the energy delivered to within the jaws of our handpiece, our system reduces the risk of blood clots, strokes and damage to adjacent anatomical structures.

Our Strategy

Our mission is to expand the treatment options for those patients who suffer from AF through the continued development of our proprietary technology platform and the education of medical professionals concerning our unique technologies. The key elements of our strategy include:

•	Form Investigational Relationships with Key Opinion Leaders at Leading Institutions. We have formed investigational relationships with key opinion leaders at several leading institutions, such as the Cleveland Clinic, the Mayo Clinic, Brigham and Women’s Hospital, Washington University and the University of Cincinnati. To date, there have been approximately 15 peer-reviewed publications that describe our system’s ability to create cardiac lesions in order to treat AF. We believe that these publications, and the presentations given by key opinion leaders, have contributed to the adoption of our system as a standard treatment alternative for AF.

•	Provide Product Education. We have recruited and trained sales professionals who have strong backgrounds in the medical device field to effectively communicate to doctors the unique features and benefits of our technology.

•	Introduce and Expand Adoption of Our Sole-Therapy Minimally Invasive Procedure. There is currently no widely adopted sole-therapy treatment to cure AF. Currently, independent investigators are collecting clinical data to evaluate our system as a sole-therapy minimally invasive AF treatment, and, to date, our system has been used successfully in over 200 sole-therapy minimally invasive procedures to treat AF.

•

New Product Innovation. We intend to leverage our leadership position in open-heart surgical ablation and expand our technology platform to provide a widely adopted solution for a sole-therapy minimally invasive AF treatment. In addition, we are currently developing a product that enables surgeons to mechanically isolate the left atrial appendage, which is believed to be responsible for the majority of AF-related strokes. We believe that our left atrial appendage technology will add to the demand for surgical AF treatment by offering patients a one-step solution to AF treatment and stroke reduction. Additionally, we are pursuing business development opportunities that will expand our technologies and capabilities to provide additional solutions for the treatment of AF.

Recent Events

Contemporaneously with the closing of this offering, we anticipate acquiring Enable, the manufacturer of our Isolator handpieces, which are an essential component of the AtriCure bipolar ablation system. We have entered into a merger agreement with Enable and made an initial payment toward the purchase price. We believe that our acquisition of Enable will provide us with better control over research, development and manufacturing activities, improve our margins and secure our access to our Isolator handpieces.

Risks Associated With Our Business

We are subject to a variety of risks related to our competitive position and business strategy. For example, we are exposed to risks associated with the rate and degree of market acceptance of the AtriCure bipolar ablation system, establishment of the sole-therapy AF treatment market, our ability to obtain and maintain regulatory approvals and clearances and our limited operating history. See “Risk factors” beginning on page 7 for a discussion of various factors you should consider before investing in our common stock.

Corporate Information

We were incorporated in Delaware as AtriCure, Inc. on October 31, 2000. Our principal executive offices are located at 6033 Schumacher Park Drive, West Chester, OH 45069, and our telephone number is (513) 755-4100. Our website is located at http://www.atricure.com. We do not intend for the information contained on our website to be incorporated by reference into, or to form any part of, this prospectus.

The offering

Common stock offered:
By us	shares
Total	shares

Common stock to be outstanding after this offering	shares

Estimated initial public offering price per share	$ to $

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share. We expect to use the net proceeds of this offering to acquire Enable and for other general corporate purposes. See “Use of proceeds.”

Dividend policy	We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends on our capital stock in the foreseeable future.

Proposed NASDAQ National Market symbol	“ATRC”

All share amounts and per share information in this prospectus will be adjusted to reflect a              -for-              reverse split of our common stock that we intend to effect prior to this offering. In addition, unless otherwise indicated, all share information in this prospectus assumes:

•	the amendment and restatement of our certificate of incorporation and bylaws, which will become effective immediately prior to the closing of this offering;

•	the conversion, upon closing of this offering, of all of our outstanding shares of preferred stock into shares of our common stock; and

•	that the underwriters do not exercise their option to purchase up to additional shares of our common stock to cover over-allotments, if any.

The number of shares of our common stock to be outstanding after this offering is based on                shares of common stock outstanding as of March 31, 2005 and excludes:

•	shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2005 at a weighted average exercise price of $ per share (of which, options to purchase shares of our common stock at a weighted average exercise price of $ per share were exercisable as of that date);

•	as of March 31, 2005, shares of our common stock issuable upon the exercise of warrants outstanding at an exercise price of $ per share and shares of our common stock issuable upon the exercise of warrants at an exercise price of $ per share; and

•	shares of our common stock reserved for issuance upon the exercise of options available for future grant pursuant to our 2001 Stock Option Plan and our 2005 Equity Incentive Plan as of the closing of this offering.

Summary historical and pro forma financial data

The following summary financial data for the years ended and as of December 31, 2001, 2002, 2003 and 2004 have been derived from our audited financial statements. Our operations began October 31, 2000, and we had no revenue and minimal start-up expenses for the period ending December 31, 2000. The pro forma statement of operations data gives effect to the acquisition of Enable as if it occurred on January 1, 2004 and assumes the conversion, upon closing of this offering, of all of our                    outstanding shares of preferred stock into              shares of our common stock. The pro forma information is based on preliminary estimates, available information, assumptions and valuations that have not yet been completed; however, amounts actually recorded in future periods may be materially different. The summary historical and pro forma financial data set forth below should be read together with the financial statements and the related notes to those statements and the unaudited pro forma combined financial information and related notes, as well as “Management’s discussion and analysis of financial condition and results of operations,” appearing elsewhere in this prospectus. The information set forth below is not indicative of future results.

	Year Ended December 31,				Pro Forma Year Ended December 31,
Statements of Operations Data:	2001	2002	2003	2004	2004
	(In thousands, except share and per share data)				(unaudited)
Revenues:
Sales of products	$20	$1,766	$9,792	$18,946	$19,272
Commissions	—	—	—	211	211
Product development	—	—	—	—	128
Government grants	—	—	—	—	311

Total revenues	$20	$1,766	$9,792	$19,157	$19,922

Cost of revenues:
Product sales	8	681	2,612	5,202	3,277
Billable research & development costs	—	—	—	—	534

Total cost of revenues	8	681	2,612	5,202	3,811

Gross profit	12	1,085	7,180	13,955	16,111

Gross profit percentage	60.0%	61.4%	73.3%	72.8%	80.9%
Expenses:
Research and development expenses	1,838	2,721	2,501	4,422	4,422
Selling, general and administrative expenses(1)	1,314	4,026	8,036	15,186	16,381

Total expenses	3,152	6,747	10,537	19,608	20,803

Loss from operations	(3,140)	(5,662)	(3,357)	(5,653)	(4,692)
Preferred stock interest expense	469	2,563	3,905	3,905	—

Other interest income (expense)—net	13	(806)	154	106	102
Income tax expense	—	—	—	—	14

Net loss available to common shareholders	$(3,596)	$(9,031)	$(7,108)	$(9,452)	$(4,604)

Net loss per share:
Basic and diluted(2)	$(0.54)	$(1.34)	$(1.04)	$(1.36)	$

Shares used in computing net loss per share:
Basic and diluted(2)	6,709,396	6,753,652	6,807,992	6,948,116

(1)	Includes non-cash charge of $327.2 relating to certain option grants for year ended December 31, 2004 and pro forma year ended December 31, 2004.
(2)	Unaudited pro forma net loss per share, basic and diluted, and shares used in computing net loss per share, basic and diluted, have been calculated in accordance with the SEC rules for initial public offerings. Pro forma net income (loss) available to common shareholders has been adjusted to give effect to the elimination of preferred stock interest from net income (loss). Pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation is based on the number of common shares at an initial public offering price of $ (which is the mid point of the range set forth on the cover) to fund the $6,000,000 acquisition of Enable and has been adjusted to give effect to the conversion of all of our outstanding shares of redeemable preferred stock into shares of our common stock, which will become effective at the closing of this offering.

The following table contains a summary of our balance sheet as of December 31, 2004:

•	on an actual basis; and

•	on a pro forma basis to give effect to the acquisition of Enable as if it occurred on December 31, 2004, the conversion, upon closing of this offering, of all of our outstanding shares of preferred stock into shares of our common stock and to the sale of the shares of our common stock we are offering at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

	As of December 31, 2004
Balance Sheet Data:	Actual	Pro forma (unaudited)
	(in thousands)
Cash and cash equivalents	$5,175	$
Working capital	6,590
Total assets	12,731
Redeemable preferred stock	36,756		—
Accumulated deficit	(29,633)
Total shareholders’ equity (deficit)	(27,331)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Relating To Our Business

We expect to derive substantially all of our future revenues from sales of the AtriCure bipolar ablation system. If the AtriCure bipolar ablation system fails to gain or loses market acceptance for the treatment of AF, we may not generate sufficient revenues to continue our operations.

Currently, our primary product line is the AtriCure bipolar ablation system, which we commercially introduced in 2002 in the United States and in 2003 outside of the United States. We expect that sales of the AtriCure bipolar ablation system will account for substantially all of our revenues for the foreseeable future. Doctors have adopted our system for the ablation of cardiac tissue and the surgical treatment of AF. Since these are indications for which our system has not been approved or cleared by the FDA, the AtriCure bipolar ablation system is being used solely on an “off-label” basis. Our future revenues will depend on the acceptance by the medical community of our system as a standard treatment alternative for the surgical treatment of AF. Acceptance of our system is dependent upon, among other factors, the level of screening for and diagnosis of AF, awareness and education of the medical community about the surgical treatment of AF in general and the existence and effectiveness of our system in particular. Our system and the procedures involved with the treatment of AF using our system are relatively new. We cannot assure you that doctors will continue to use the AtriCure bipolar ablation system, and demand for the surgical treatment of AF may decline or may not increase as quickly as we expect. Also, we cannot assure you that our system will compete effectively against drugs, catheter-based ablation, implantable devices such as pacemakers or defibrillators, other bipolar ablation systems or other surgical AF treatments, which may be more well-established among doctors and hospitals.

We may not maintain or increase market acceptance of the AtriCure bipolar ablation system for a number of reasons including:

•	our current inability to promote our system for use on cardiac tissue or for the treatment of AF;

•	our current inability to train doctors in the use of our system for the ablation of cardiac tissue or for the treatment of AF;

•	our inability to establish or sustain acceptance of our system within the medical community;

•	liability risks for doctors and hospitals associated with the off-label use of our system and the use of new technologies or procedures;

•	findings relating to the safety or effectiveness of our system or the safety or effectiveness of the surgical treatment of AF;

•	medical device reports to the FDA and foreign regulatory authorities, which are required in the event our products malfunction or cause or contribute to a death, serious injury or other adverse event;

•	publicity concerning our system, competing products or the surgical treatment of AF;

•	the cost of our system;

•	the availability of alternative treatments or procedures that may be, or may be perceived as, more effective, safer, faster, easier to use or less costly than our system; and

•	policies of healthcare payors with respect to coverage and reimbursement.

Since we do not believe that doctors are using the AtriCure bipolar ablation system for any purpose other than the surgical treatment of AF, if doctors do not use our system to treat AF, we would lose all or substantially all of our revenues.

Use of the AtriCure bipolar ablation system as a sole-therapy minimally invasive treatment for AF, which is not currently an established market, represents our major growth opportunity. If this market does not develop or our system is not widely adopted for use in this market, it may adversely impact our ability to grow our revenues.

We believe that sole-therapy minimally invasive treatment for AF, which is not currently an established market, will ultimately represent the largest segment of the market for the surgical treatment of AF. If this market fails to develop, or if our system is not widely adopted for use in this market, it may adversely impact our ability to grow our revenues. In order to establish the sole-therapy minimally invasive AF treatment market, doctors treating patients with AF who have no other heart disease requiring an open-heart surgical procedure must change their current practice of referring patients to cardiologists and electrophysiologists, and instead refer these patients to cardiothoracic surgeons for surgical AF treatment. Doctors may decide not to change their referral patterns for a variety of reasons including, for example, that limited clinical data is available relating to the safety and effectiveness of our system, that only a limited number of procedures have been performed using our system, that clinical testing of our system is in the feasibility stage, that doctors who refer their patients to cardiothoracic surgeons may risk losing their patients and that doctors may prefer to treat patients using drugs or catheter-based ablation. If doctors do not refer their patients to cardiothoracic surgeons for surgical AF treatment, we will not be able to establish a market for the use of our system for the sole-therapy minimally invasive treatment of AF, and our future growth and revenues will suffer.

The failure to educate or train a sufficient number of doctors in the use of the AtriCure bipolar ablation system could reduce the market acceptance of our system and reduce our revenues.

It is critical to the success of our sales efforts to ensure that there are a sufficient number of doctors familiar with, trained on and proficient in the use of our system. While we educate and train doctors as to the skills involved in the proper use of our system and the system’s technology, we cannot educate or train them to use our system for the ablation of cardiac tissue or the surgical treatment of AF unless and until we obtain additional FDA approvals or clearances. Currently, doctors learn to use our system for the treatment of AF through independent training programs provided by hospitals and universities, and through independent peer-to-peer training among doctors. We provide research and educational grants to institutions, some of which are used to fund programs to teach the procedures involved in the surgical treatment of AF, including the use of our system for such treatment. However, while we make doctors generally aware of these programs, these institutions determine the faculty and the content of the programs independent of our control and influence. We also rely on doctors to independently inform their colleagues about these programs. We cannot assure you that a sufficient number of doctors will become aware of training programs or that doctors will dedicate the time, funds and energy necessary for adequate training in the use of our system.

Unless we obtain additional FDA approvals or clearances, we will not be able to promote the AtriCure bipolar ablation system to ablate cardiac tissue or to treat AF and our ability to maintain and grow our business could be harmed.

To date, the FDA has granted us 510(k) clearance to market the AtriCure bipolar ablation system for the ablation and coagulation of soft tissues during certain general and non-cardiac-related surgical procedures. Unless and until we obtain FDA clearance or approval for the ablation of cardiac tissue or the treatment of AF, we and others acting on our behalf may not promote our system for such uses, make any claim that our system is safe and effective for such uses, or proactively discuss or provide information on the use of our system in connection with such treatment, which prevents us from promoting our system for the off-label uses of ablation of cardiac tissue and AF treatment. Such limitations put us at a disadvantage relative to our competitors who have received clearance to market their products for the ablation of cardiac tissue. Doctors have adopted the AtriCure bipolar ablation system for the surgical treatment of AF, and we believe such use is likely to continue. While the FDA does not generally regulate doctors’ choice of treatments, the FDA does restrict medical device companies’ communications and promotion of any off-label use. Further, we cannot make comparative claims regarding the use of the AtriCure bipolar ablation system against any alternative treatments without conducting comparative clinical studies, which would be expensive and time consuming. We do not have any current plans to conduct such comparative clinical studies to evaluate the AtriCure bipolar ablation system against any alternative method of treatment.

In order to promote the AtriCure bipolar ablation system in the United States for use in the ablation of cardiac tissue or for the treatment of AF, we will need either prior clearances or approvals from the FDA. In February 2002 and again in January 2003, we attempted to obtain clearance from the FDA for use of our system for the ablation of cardiac tissue and for the treatment of cardiac arrhythmias, including AF, but in each instance the FDA found major deficiencies in our submission including a refusal by the FDA to recognize any predicate devices in the treatment of AF. In December 2004, we submitted a 510(k) notification to obtain clearance from the FDA for use of our system solely for the ablation of cardiac tissue. The FDA may not grant this clearance, may not grant the clearance in a timely manner or may impose restrictions on any clearance, any of which could negatively affect our business and results of operations.

We will also need to obtain separate approvals from the FDA for use of the AtriCure bipolar ablation system in the treatment of AF as part of an open-heart procedure and as a sole-therapy minimally invasive procedure through the submission of two premarket approval applications, or PMAs, to the FDA. To obtain FDA approvals to promote the AtriCure bipolar ablation system for either AF treatment, we will need to demonstrate through data generated in clinical trials that our system is safe and effective for each such use. In order to conduct clinical trials, it is necessary to obtain an Investigational Device Exemption, or IDE, from the FDA. We have obtained an IDE for and are currently conducting a clinical trial, known as the RESTORE-SR trial, in connection with the use of our system as a treatment for AF during open-heart surgical procedures. However, either the FDA or institutional review boards, or IRBs, can halt the trials at any time for safety reasons or because we or any of our clinical investigators fail to follow the FDA’s requirements for conducting clinical trials. In addition, the FDA may modify its requirements with respect to various aspects of our clinical study, in which case our ongoing clinical trial may not be achievable. Clinical trials of our system to treat AF as a sole-therapy minimally invasive procedure have not yet begun. In January 2005, we submitted to the FDA an IDE to conduct a feasibility study in connection with this indication, but we have not received such an IDE, and there is no guarantee that the FDA will grant us such an IDE. We may not be able to collect the data required to obtain the FDA approval necessary to be able to promote our system for use in the treatment of AF in the United States. Enrollment in the RESTORE-SR clinical trial has been slower than expected, and to date, we have enrolled only approximately 5% of the patients required to be enrolled. We cannot assure you that this clinical trial will be completed in a timely manner, successfully or that the results that are obtained will be acceptable to the FDA.

Clinical trials and regulatory clearances and approvals can take a number of years or longer to accomplish, if at all, and require the expenditure of substantial financial, managerial and other resources. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which the AtriCure bipolar ablation system may be promoted, restrictions on sale, distribution and use, postmarket study or surveillance requirements, or other requirements that reduce the value to us of our system. The FDA may not grant clearance to use our system for the treatment of AF in any or all types of patients that experience AF, or may limit the type of AF that could be treated using our system. If we do not secure required FDA approval to promote the AtriCure bipolar ablation system for either or both types of procedures, our business and results of operations could be negatively affected as a result.

We may be subject to fines, penalties, injunctions and other sanctions if we are deemed to be promoting the use of our products for unapproved or off-label uses.

Our business and future growth depend on the continued use of the AtriCure bipolar ablation system in the treatment of AF, which is considered an off-label use of our system because the sole indication for which our system has received FDA clearance is the ablation and coagulation of soft tissues during certain non-cardiac- related surgical procedures. Under the Federal Food, Drug, and Cosmetic Act and other laws, we are prohibited from promoting our system for an off-label use. This means that we may not make claims about the safety or effectiveness of the AtriCure bipolar ablation system for the ablation of cardiac tissue or the treatment of AF, and may not proactively discuss or provide information on the use of our system for the treatment of AF, except in certain limited scientific and other settings.

Due to these legal constraints, our sales and marketing efforts are designed to focus only on the general technical attributes and benefits of the AtriCure bipolar ablation system, and not on the use of our system for AF treatment or other cardiac uses. At the same time, we provide certain support for the use of the AtriCure bipolar ablation system in the treatment of AF that we believe is non-promotional and therefore permitted. In particular, since our system is only being used by doctors for the treatment of AF, we train our sales force on the use of our system by cardiothoracic surgeons to treat AF, and off-label sales are included in our sales force compensation structure. Sales personnel call on doctors to discuss the general attributes of our system, and respond in a non-promotional manner to unsolicited requests for information from doctors on the use of our system in the treatment of AF by providing copies of and citations to peer-reviewed journal articles. We have entered into consulting agreements with prominent cardiothoracic surgeons and electrophysiologists who assist us with, among other things, product development and clinical development. In addition, we provide financial support in the form of research and educational grants to several leading institutions in the cardiac field, which they may use to conduct physician training programs, including programs relating to the surgical treatment of AF using our system. We also continue to make improvements in our system for the ablation of cardiac tissue and the treatment of AF.

There is a material risk that the FDA or other federal or state law enforcement authorities could determine that the nature and scope of these activities constitute the promotion of our system for an unapproved use in violation of the law. We also face the risk that FDA or other regulatory authorities might pursue enforcement based on past activities that we have discontinued or changed, including sales activities, arrangements with institutions and doctors, educational and training programs and other activities.

Government investigations concerning the promotion of off-label uses and related issues are typically expensive, disruptive and burdensome, and generate negative publicity. If our promotional activities are found to be in violation of the law or if we agree to a settlement in connection with an enforcement action, we would likely face significant fines and penalties, and would likely be required to change substantially our sales, promotion, grant and educational activities. There is also a possibility that we could be enjoined from making sales of the AtriCure bipolar ablation system for any unapproved use, which effectively would bar all sales of our system until we receive FDA clearances or approval, if ever. In addition, as a result of enforcement actions against us or our senior officers, we could be excluded from participation in government healthcare programs such as Medicare and Medicaid. Lastly, if the use of the AtriCure bipolar ablation system were to result in adverse patient outcomes, the likelihood and level of government scrutiny and enforcement would increase.

Competition from existing and new products and procedures may decrease our market share and cause our revenues to decline.

The medical device industry, including the market for the treatment of AF, is highly competitive, subject to rapid technological change and significantly affected by new product introductions and promotional activities of other participants. Many companies are promoting devices for the treatment of AF, and we anticipate that new or existing competitors may develop competing products, procedures or clinical solutions. There are few barriers to prevent new entrants or existing competitors from developing products to compete directly with ours. Some companies also compete with us to attract qualified scientific and technical personnel as well as funding. Our primary competitors include Guidant Corp., Medtronic, Inc., St. Jude Medical Inc., Boston Scientific Corporation, Edwards Lifesciences Corporation and CryoCath Technologies Inc. These companies are larger than AtriCure or enjoy competitive advantages, including:

•	broader product offerings;

•	established and more comprehensive distribution networks;

•	less expensive products and procedures that take less time to perform;

•	greater resources including financial resources, and more extensive experience in product development, manufacturing, regulatory clearance and approval, promotion, distribution and selling and patent litigation; and

•	established relationships with hospitals, healthcare providers and payors.

Some competitors have FDA clearance for the use of their products to ablate cardiac tissue. Our competitors are currently conducting clinical trials for the use of their products in the treatment of AF, which if successful, may impact the future sales of the AtriCure bipolar ablation system. Furthermore, demand for the AtriCure bipolar ablation system could be diminished by equivalent or superior products and technologies being offered by competitors, including products utilizing bipolar technology which could prove to be more effective, faster, safer or less costly than the AtriCure bipolar ablation system. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and may render our products obsolete. If our product development fails to maintain pace with our competitors, our net revenues and future profitability could be adversely affected.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or methods, or very similar technology or methods, and could reduce our ability to compete.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patent applications may not issue as patents at all or in a form that will be advantageous to us. Our issued patents and those that may issue in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, we cannot assure you that third parties will not be able to design around our patents or, if they do infringe upon our technology, that we will be successful in or have sufficient resources to pursue a claim of infringement against those third parties. We believe that third parties may have developed or are developing products that could infringe upon our patent rights. Any pursuit of an infringement claim by us may involve substantial expense or diversion of management attention. In addition, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, investigators and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Foreign countries generally do not allow patents to cover methods for performing surgical procedures. If our intellectual property does not provide significant protection against foreign or domestic competition, our competitors could compete more directly with us, which could result in a decrease in our market share. All of these factors may harm our competitive position.

The medical device industry is characterized by patent litigation and any litigation or claim against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights.

Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Any patent dispute, even a meritless or unsuccessful one, would be time consuming and expensive to defend and could result in the diversion of our management’s attention from our business and result in adverse publicity, the distruption of development and marketing efforts, injury to our reputation and loss of revenues. Any of these events could negatively affect our earnings and financial condition.

Our competitors may assert that the AtriCure bipolar ablation system or the methods employed in the use of our system infringe on United States or foreign patents held by them. This risk is exacerbated by the fact that there are numerous issued and pending patents relating to surgical ablation and the surgical treatment of AF. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our system may infringe. There could also be existing patents of which we are unaware that one or more components of our system may inadvertently infringe. As the number of competitors in the market for the treatment of AF grows, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases.

If a third-party’s patents were upheld as valid and enforceable and we were found to be infringing, we could be prevented from selling the AtriCure bipolar ablation system unless we were able to obtain a license to use technology or ideas covered by such patent or are able to redesign our system to avoid infringement. A license may not be available at all or on terms acceptable to us, and we may not be able to redesign our products to avoid any infringement. Modification of our products or development of new products could require us to conduct additional clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time-consuming and expensive. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other medical device companies. Although there are no claims currently pending against us, we may be subject to future claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research or sales personnel or their work product could hamper or prevent our ability to improve our products or sell our existing products, which would harm our business.

The use of products we sell may result in injuries or other adverse events that lead to product liability suits, which could be costly to our business or our customers’ business.

The use of products we sell may result in a variety of serious complications, including damage to the heart, internal bleeding, death, or other adverse events, potentially leading to product liability claims. If products we sell are defectively designed, manufactured or labeled, contain inadequate warnings, contain defective components or are misused, we may become subject to costly litigation by our customers, their patients, or the government.

We do not currently educate or train doctors on the use of our system for the ablation of cardiac tissue or for the surgical treatment of AF nor do we require that doctors who use the AtriCure bipolar ablation system have any specific training on the use of our system. We cannot assure you that doctors utilizing our system are using it correctly, and while some institutions provide programs to train physicians in the treatment of AF utilizing our system and there is also peer-to-peer training among doctors, we have no control over the quality of such training. The absence of required training on the use of our system may expose us to greater risk of product liability if injuries occur utilizing the AtriCure bipolar ablation system. If demand for the AtriCure bipolar ablation system grows, the increase in the number of procedures performed using our system may potentially lead to more injuries and an increased risk of product liability. In addition, the off-label use of our system may expose us to greater risks relating to product liability claims.

Currently, medical malpractice carriers are raising premiums or withdrawing coverage for doctors that perform procedures using off-label devices such as our system. If this trend continues or worsens, our revenues may fall as doctors decide against purchasing our system due to the cost or unavailability of insurance coverage.

We carry product liability insurance that is limited in scope and amount and may not be adequate to fully protect us against product liability claims. We could be required to pay damages that exceed our insurance coverage. Any product liability claim, with or without merit, could result in an increase in our product liability insurance rates or our inability to secure coverage on reasonable terms, if at all. Even in the absence of a claim, our insurance rates may rise in the future. Any product liability claim, even a meritless or unsuccessful one, would be time consuming and expensive to defend and could result in the diversion of our management’s attention from our business and result in adverse publicity, withdrawal of clinical trial volunteers, injury to our reputation and loss of revenues. Any of these events could negatively affect our financial condition and results of operations.

We have a limited history of operations and a history of net losses available to common shareholders and we may never become profitable.

We have a limited operating history and have incurred net losses each year since our inception, including net losses available to common shareholders of $9.0 million in 2002, $7.1 million in 2003 and $9.5 million in 2004. As of December 31, 2004, we had an accumulated deficit of approximately $29.6 million.

Our net losses available to common shareholders have resulted principally from costs and expenses relating to sales and promotional efforts, research and development, seeking regulatory clearances and approvals, and general operating expenses. We expect to continue to make substantial expenditures and to incur additional operating losses in the future as we expand our sales, manufacturing, marketing and product development activities, increase our administrative staff and further develop and commercialize our products, including completing clinical trials and seeking regulatory clearances and approvals for the AtriCure bipolar ablation system. If sales of our system do not continue to grow as we anticipate, we will not be able to achieve profitability. Our expansion efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. Our losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets and shareholders’ deficit.

Our ability to achieve and sustain profitability depends in part upon our ability to continue marketing and selling our system prior to obtaining regulatory clearances or approvals for the AtriCure bipolar ablation system for cardiac ablation and the treatment of AF. The RESTORE-SR trial we are currently conducting relating to the treatment of AF using our system during open-heart surgical procedures is expensive and time consuming. If the FDA approves our request to conduct a clinical trial for the sole-therapy minimally invasive AF treatment, the resulting clinical trial will also be time consuming and expensive. We may not receive the necessary clearance or approval for the use of our system for cardiac ablation or to treat AF. We may not be profitable even if we succeed in obtaining the approvals necessary to promote the AtriCure bipolar ablation system for the treatment of AF. As a result, we cannot be sure when we will become profitable, if at all.

Our federal tax net operating loss carryforwards will be limited or lost, resulting in greater income tax expense because we will experience an ownership change of more than 50 percentage points upon the offering of our common stock hereunder.

Upon the offering of our common stock, we will experience an ownership change as defined by the Internal Revenue Code of 1986 that will limit the availability of our net operating loss carryforwards to offset any future taxable income, which may increase our future income tax expense. Our inability to use these net operating loss carryforwards to reduce taxable income is based on an ownership change of more than 50 percentage points under rules contained in the United States Internal Revenue Code. We had federal income tax net operating loss carryforwards of approximately $16,307,000 at December 31, 2004 that, if not utilized to reduce our taxable income, will begin to expire in 2021.

Our capital needs after the next 12 months are uncertain and we may need to raise additional funds in the future and such funds may not be available on acceptable terms, if at all.

We believe that the net proceeds from this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to meet our projected capital requirements for at least the next 12 months. Our capital requirements will depend on many factors, including:

•	the revenues generated by sales of our products;

•	the costs associated with expanding our manufacturing and marketing activities, as well as sales and distribution efforts;

•	the rate of progress and cost of our research and development activities;

•	the costs of obtaining and maintaining FDA and other regulatory clearances and approvals of, and intellectual property protection for, our products and products in development;

•	the effects of competing technological and market developments; and

•	the number and timing of acquisitions and other strategic transactions.

As a result of these factors, we may need to raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms, if at all. Furthermore, if we issue equity securities to raise additional funds, our existing shareholders may experience dilution, and if we issue equity or debt securities, such securities may have rights, preferences and privileges senior to those of our existing shareholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected and our growth could be limited.

The growth that we have experienced and that we may experience in the future, requires us to rapidly expand our sales personnel and manufacturing operations. Our United States sales and training force increased from 10 employees on January 1, 2003 to 29 employees as of March 31, 2005, and we expect to continue to grow. Upon the closing of this offering, we intend to purchase Enable, the manufacturer of our Isolator handpieces. As of March 31, 2005, we had 73 full-time employees and, after our acquisition of Enable, we will have a total of approximately 122 employees. Rapid expansion in personnel could result in unanticipated costs and disruptions to our operations. Organizational growth could strain our existing managerial, operational, financial and other resources. We will need to expand our current, or implement new, financial and operating systems, which may be costly and time-consuming.

For us to maintain and expand our business successfully, we must manufacture commercial quantities of our system’s components, as well as components for other existing and future products, in compliance with regulatory requirements, including the FDA’s Quality System Regulation, or QSR, at an acceptable cost and on a timely basis. Our anticipated growth may strain our ability to manufacture an increasingly large variety and supply of our products. Manufacturing facilities often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we cannot scale and manage our business or our manufacturing operations appropriately, maintain control over expenses or otherwise adapt to future growth, our growth may be impaired and our future revenue and operating results will suffer.

We depend upon single and limited source third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We currently rely on single and limited source third-party vendors for the manufacture of many of the components used in the AtriCure bipolar ablation system. For example, we rely on one vendor to manufacture our radio frequency generator, which is often referred to as our ablation sensing unit, or ASU, and we have not been able to identify any alternate supplier to manufacture our ASU, or our Isolator handpieces if we become unable to do so. In addition, in some cases there are relatively few, or no, alternative sources of supply for certain other components that are critical to the AtriCure bipolar ablation system. We also distribute a cryothermy, or extreme cold, ablation device that doctors have used to make specialized lesions in the heart for the treatment of AF in addition to our ablation system, and our inability to offer this device to potential users of our system due to supplier problems, could negatively affect sales of our system.

We or our suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the FDA’s QSR, equipment malfunction and environmental factors, any of which could delay or impede our or their ability to meet demand. Our reliance on these outside manufacturers and suppliers also subjects us to risks that could harm our business, including:

•	we or our suppliers may encounter problems relating to the sterilization of our products or facilities;

•	we or our suppliers may make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipment of our products;

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	we may have difficulty locating and qualifying alternative suppliers;

•	switching components may require product redesign and new submissions to the FDA which could significantly delay production or, if the FDA refuses to approve the changes, completely eliminate our ability to manufacture or sell our system;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Identifying and qualifying additional or replacement suppliers for any of the components used in the AtriCure bipolar ablation system, if required, may not be accomplished quickly or at all and could involve significant additional costs. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products, and could therefore have a material adverse effect on our business, financial condition and results of operations.

To mitigate the risk of supply interruptions, we may decide to maintain excess inventory of products or components. Managing inventory levels is important to our cash position and results of operations. As we expand, managing our inventory levels may become more difficult. An excessive amount of inventory reduces our cash available for operations and may result in excess or obsolete materials. Inadequate inventory levels may make it difficult for us to meet customer product demand, resulting in decreased revenues. An inability to forecast future revenues or estimated life cycles of products may result in inventory-related charges that would negatively affect our gross margins and results of operations.

If we fail to comply with the extensive FDA regulations relating to our business, we may be subject to fines, injunctions and penalties and our ability to commercially distribute and promote our products may be hurt.

Our products are classified by the FDA as medical devices. Medical devices are subject to extensive regulation in the United States by the FDA and numerous other federal, state and foreign governmental authorities. FDA regulations, guidance, notices and other issuances specific to medical devices are broad and regulate, among other things:

•	product design, development, manufacturing and labeling;

•	product testing, including electrical testing, transportation testing and sterility testing;

•	pre-clinical laboratory and animal testing;

•	clinical trials in humans;

•	product safety, effectiveness and quality;

•	product manufacturing, storage and distribution;

•	premarket clearance or approval;

•	record keeping and document retention procedures;

•	product advertising, sales and promotion;

•	post-market surveillance and medical device reporting, including reporting of deaths, serious injuries or other adverse events or device malfunctions;

•	product corrective actions, removals and recalls; and

•	import and export.

Except for devices exempt from FDA pre-marketing clearance and approval requirements, a medical device company must first obtain either FDA clearance or FDA approval before the company may market a medical device in the United States. While the process of obtaining any FDA clearance or approval can be lengthy and expensive, the PMA process is more costly, lengthy and uncertain than the 510(k) process, requires that the device be found to be safe and effective and must be supported by extensive data, including data from preclinical studies and human clinical trials. Though less likely, a 510(k) application may require human clinical trials as well. Because we cannot assure you that the 510(k) notification process will be available to any new products or any product enhancements that we develop, significant delays in the introduction of any new products or product enhancement may occur. We may not receive clearance for the ablation of cardiac tissue, or the FDA may provide clearance with material limitations or restrictions. We also cannot assure you that current or future clearances of the AtriCure bipolar ablation system will not be withdrawn.

Improper promotion of our system for unapproved or off-label uses would render our system adulterated and misbranded, and would be a basis for FDA enforcement action, and we could be required, among other things, to modify our promotional materials, training methods or training programs and/or we could be subject to legal or regulatory enforcement actions, including any of those listed below. For example, in November 2004, we received a letter from the FDA relating to certain cardiac-related information on our website in connection with the AtriCure bipolar ablation system, which we subsequently removed.

Regulatory authorities, including the FDA and its foreign equivalents, may withdraw product approvals or clearances if we fail to comply with regulatory standards or if problems related to our products develop following our initial promotional efforts. Delays in the receipt of, or failure to receive necessary clearances or approvals, the loss of previously obtained clearances or approvals, or failure to comply with existing or future regulatory requirements could have a significant negative effect on our financial condition and results of operations. Furthermore, changes in the applicable governmental regulations could prevent further commercialization of our products and technologies and could materially harm our business.

Our manufacturing processes are required to comply with the FDA’s QSR, which covers the procedures, execution and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our systems. The FDA may enforce its QSR, among other ways, through periodic unannounced inspections. If our manufacturing facility or the manufacturing facility of any of our third- party component manufacturers, critical suppliers or third-party sterilization facility, also subject to these regulations, fails a QSR inspection, our and their operations could be disrupted and manufacturing interrupted. Failure by us or by our manufacturers to take adequate and timely corrective action in response to an adverse QSR inspection could force a shutdown of our manufacturing operations or a recall of our products. Adverse QSR inspections could delay FDA approval of our system and could have an adverse effect on our production, sales and profitability.

We are also subject to medical device reporting regulations that require us to file reports with the FDA if our products reasonably are the cause of or contribute to death, serious injury or other adverse event or in the event of product malfunction. As of March 31, 2005, we have submitted a total of seven medical device reports to the FDA involving the AtriCure bipolar ablation system. The number of medical device reports we make, or the magnitude of the problems reported, could cause the FDA or us to terminate or modify our clinical trials or recall or cease the sale of our products.

Compliance with FDA, state and other regulations can be complex, expensive and time-consuming. The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing or delaying our pending requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, we could lose customers, and our production, product sales, business, results of operations and financial condition would be harmed.

Modifications to the AtriCure bipolar ablation system may require new clearances or approvals or require us to cease promoting or recall the modified products until such clearance or approvals are obtained.

Any modification to a 510(k)-cleared device that would constitute a change in its intended use, design or manufacture, could require a new 510(k) clearance or, possibly, submission and FDA approval of a PMA. The FDA requires every medical device company to make the determination as to whether a new 510(k) is to be filed in the first instance, but the FDA may review any medical device company’s decision. We have previously made modifications to the AtriCure bipolar ablation system but do not believe such modifications require us to submit an additional 510(k) clearance. The FDA may not agree with our decisions regarding whether new clearances or approvals are required. If the FDA disagrees with us and requires us to submit a new 510(k) or PMA for then- existing modifications, we may be required to cease promoting or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or penalties. Furthermore, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective or that appropriate regulatory submissions were not made. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements, could reduce our sales, profitability and future growth prospects.

We will spend considerable time and money complying with federal, state and foreign regulations in addition to FDA regulations, and, if we are unable to fully comply with such regulations, we could face substantial penalties.

We are subject to extensive regulation by the federal government and the states and foreign countries in which we conduct our business. The laws that affect our ability to operate our business in addition to the Federal Food, Drug, and Cosmetic Act and FDA regulations include, but are not limited to, the following:

•	state food and drug laws, including laws regulating the manufacture, promotion and distribution of medical devices;

•	state consumer protection, fraud and business practice laws;

•	the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid Programs;

•	the federal False Claims Act, which prohibits submitting a false claim or causing of the submission of a false claim to the government;

•	Medicare laws and regulations that prescribe the requirements for coverage and payment, including the amount of such payment, and laws prohibiting false claims for reimbursement under Medicare and Medicaid;

•	the federal doctor self-referral prohibition, commonly known as the Stark Law, which, in the absence of a statutory or regulatory exception, prohibits the referral of Medicare patients by a doctor to an entity for the provision of certain designated healthcare services including inpatient and outpatient hospital services, if the doctor or a member of the doctor’s immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity and also prohibits that entity from submitting a bill to a federal payor for services rendered pursuant to a prohibited referral;

•	state laws that prohibit the practice of medicine by non-doctors and by doctors not licensed in a particular state, and fee-splitting arrangements between doctors and non-doctors, as well as state law equivalents to the Anti-Kickback Statute and the Stark Law, which may not be limited to government- reimbursed items;

•	Federal and State healthcare fraud and abuse laws or laws protecting the privacy of patient medical information, including the Health Insurance Portability and Accountability Act, or HIPAA; and

•	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection.

Certain federal and state laws regarding Medicare, Medicaid and physician self-referrals are broad and we may be required to change one or more of our practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that a statute has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. For example, if we were found to be in violation of the federal False Claims Act, we would likely face significant fines and penalties and would likely be required to change substantially our sales, promotion, grant and educational activities. There is also a possibility that we could face an injunction that would prohibit in whole or in part our current business activities, and, as a result of enforcement actions against us or our senior officers, we could be excluded from participation in government healthcare programs such as Medicare and Medicaid. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

If our past or present operations are found to be in violation of any of the laws described above or the other governmental regulations to which we or our customers are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid and other government programs and the curtailment or restructuring of our operations. If we are required to obtain permits or licensure under these laws that we do not already possess, we may become subject to substantial additional regulation or incur significant expense. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully or clearly interpreted by the regulatory authorities or the courts, and their provisions are subject to a variety of interpretations and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.

If doctors or hospitals were to receive inadequate levels of reimbursement for surgical AF treatments using the AtriCure bipolar ablation system from governmental or other third-party payors, it could affect the adoption or use of our system and may cause our revenues to decline.

Widespread adoption or use of the AtriCure bipolar ablation system by the medical community is unlikely to occur if doctors and hospitals do not receive sufficient reimbursement from payors for surgical treatment of AF using our system. Currently, hospitals do not receive any additional reimbursement from the fee-for-service Medicare program, which is administered by the Centers for Medicare and Medicaid Services, or CMS, for the cost of AF treatment, or for the cost of our system, as part of an open-heart procedure. However, doctors performing AF treatment during an open-heart surgical procedures do receive separate reimbursement for performing these AF treatments. Sole-therapy minimally invasive AF treatment does qualify for reimbursement from the fee-for-service Medicare program allowing both doctors and hospitals to receive reimbursement for this type of AF treatment. In addition, the Medicare program has already adopted specific hospital inpatient treatment codes describing AF treatment by ablation in sole-therapy minimally invasive procedures such as that provided through the use of the AtriCure bipolar ablation system.

Many private payors look to CMS as a guideline in setting their reimbursement policies and amounts. If CMS or other agencies decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors do not follow the Medicare guidelines and those payors may reimburse only a portion of the cost of AF treatment or not at all.

Third-party payors are increasingly exerting pressure on medical device companies to reduce their prices. Even to the extent that the treatment of AF using the AtriCure bipolar ablation system is reimbursed by private payors and governmental payors, adverse changes in payors’ policies toward coverage and reimbursement for surgical AF treatment would also harm our ability to promote and sell the AtriCure bipolar ablation system. Payors continue to review their policies and can, without notice, deny coverage for treatments that include the use of our product. Because each third-party payor individually approves coverage and reimbursement, obtaining these approvals may be time-consuming and costly. In addition, third-party payors may require us to provide scientific and clinical support for the use of the AtriCure bipolar ablation system. Alternatively, government or private payors may deem the treatment of AF utilizing the AtriCure bipolar ablation system experimental or not medically necessary and, as such, not provide coverage.

We are unable to predict all changes to the coverage or reimbursement methodologies that will be employed by private or governmental third-party payors. We cannot be certain that under prospective payment systems and applicable fee schedules, such as those used by CMS and by many private healthcare payors, the cost of the procedures utilizing the AtriCure bipolar ablation system will be adequately reimbursed or that it will receive reimbursement consistent with historical levels. Furthermore, for some governmental payors, such as the Medicaid program, reimbursement differs from state to state, and some state Medicaid programs may not reimburse for our procedure in an adequate amount, if at all. Any denial of private or governmental third-party payor coverage or inadequate reimbursement for procedures performed using the AtriCure bipolar ablation system could harm our business and reduce our revenues.

We have limited long-term clinical data regarding the safety and efficacy of the AtriCure bipolar ablation system. Any long-term data that is generated may not be positive or consistent with our limited short-term data, which would affect the rate at which our system is adopted by the medical community.

Our success depends upon our system’s acceptance by the medical community as safe and effective in the treatment of AF. Important factors upon which the efficacy of our system will be measured include long-term data on the number of patients that continue to experience AF following treatment with our system and the number of patients that have serious complications resulting from AF treatment using our system. Our clinical trials may produce limited data regarding the efficacy of our system for the treatment of AF, or may identify unexpected safety issues. We cannot provide any assurance that the data collected during our clinical trials will be compelling to the medical community or to the FDA, because it may not be scientifically meaningful and may not demonstrate that the AtriCure bipolar ablation system is an attractive procedure when compared against data from alternative procedures and products. In addition, the long-term effects of the AtriCure bipolar ablation system procedure are not known.

The results of short-term clinical experience of the AtriCure bipolar ablation system do not necessarily predict long-term clinical benefit. If the long-term clinical trial results are not as positive as the short-term results or the long-term results do not otherwise meet doctors’ expectations, the FDA may not approve our system for the treatment of AF, the AtriCure bipolar ablation system may not become widely adopted, and doctors may recommend alternative treatments for their patients. Another significant factor is acute safety data on complications that occur during the treatment of AF during open-heart surgical procedures and as a sole-therapy minimally invasive treatment. If the results obtained from our RESTORE-SR trial or any other clinical studies or clinical or commercial experience indicate that the AtriCure bipolar ablation system is not safe or effective, or not as safe or effective as other treatment options or than current short-term data would suggest, the FDA may not approve our system for the treatment of AF, adoption of the use of our system for the treatment of AF may suffer and our business would be harmed.

Even if we believe the data collected from clinical studies or clinical experience indicates positive results, each doctor’s actual experience with our system may vary. Clinical studies conducted with our system have involved procedures performed by physicians who are technically proficient. Consequently, both short- and long-term results reported in these studies may be significantly more favorable than typical results of practicing doctors, which could negatively impact rates of adoption of the AtriCure bipolar ablation system.

We sell the AtriCure bipolar ablation system outside of the United States and are subject to various risks relating to international operations, which could harm our international revenues and profitability.

During the year ended December 31, 2004, approximately 7.4% of our net revenues were attributable to sales in markets outside of the United States. We currently depend on third-party distributors to sell the AtriCure bipolar ablation system outside of the United States, and if these distributors underperform, we may be unable to increase or maintain our level of international revenue. Over the long term, we intend to grow our business outside of the United States, and to do so we will need to attract additional distributors or hire direct sales personnel to expand the territories in which we sell the AtriCure bipolar ablation system. Distributors may not commit the necessary resources to promote and sell our system to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected long-term international revenue growth.

Our revenues generated from sales outside of the United States are also dependent upon the availability of coverage and reimbursement within prevailing foreign healthcare payment systems. In general, foreign healthcare payors do not provide reimbursement for sole-therapy minimally invasive procedures utilizing an ablation device such as the AtriCure bipolar ablation system. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the other countries in which we sell our system, and these efforts are expected to continue. To the extent that use of an ablation device such as the AtriCure bipolar ablation system has historically received reimbursement under a foreign healthcare payment system, if any, such reimbursement has typically been significantly less than the reimbursement provided in the United States. If coverage and adequate levels of reimbursement from governmental and third-party payors outside of the United States are not attained and maintained, sales of the AtriCure bipolar ablation system outside of the United States may decrease and we may fail to achieve or maintain significant sales outside of the United States.

By doing business outside of the United States, we are exposed to risks distinct from those we face in our domestic operations. For example, our operations outside of the United States are subject to different regulatory laws and requirements in each jurisdiction where we operate or have sales. Our failure to comply with current or future foreign regulatory requirements, or the assertion by foreign authorities that we have failed to comply, could result in adverse consequences, including enforcement actions, fines and penalties, recalls, cessation of sales, civil and/or criminal prosecution, and the consequences could be disproportionate to the relative contribution of our international operations to our results of operations.

Engaging in business outside of the United States inherently involves a number of other difficulties and risks, including:

•	export restrictions and controls relating to technology;

•	the availability and level of reimbursement within prevailing foreign healthcare payment systems;

•	pricing pressure that we may experience internationally;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	the need to hire additional personnel to promote our system outside of the United States;

•	international terrorism and anti-American sentiment;

•	fluctuations in exchange rates for future sales denominated in non-United States currency; and

•	difficulties in obtaining and enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs and require significant management attention. We cannot assure you that one or more of these factors will not harm our business.

If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and technologies. Accordingly, we may in the future pursue the acquisition of, or joint ventures relating to, complementary businesses, products or technologies instead of developing them ourselves. Other than the merger agreement with Enable, which contemplates our acquisition of Enable contemporaneously with the closing of this offering, we have no current commitments with respect to any acquisition or investment. We do not know if we will be able to successfully complete any acquisitions or joint ventures, including the Enable acquisition or future acquisitions or joint ventures, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from the costs of acquisitions could increase our expenses.

We depend on our officers and other skilled and experienced personnel to operate our business effectively. If we are not able to retain our current employees or recruit additional qualified personnel, our business will suffer and our future revenue and profitability will be impaired.

We are highly dependent on the skills and experience of our President and Chief Executive Officer, David J. Drachman and our Chief Technology Officer, Michael D. Hooven, and other employees. We do not have any insurance in the event of the death or disability of our key personnel other than Mr. Drachman and Mr. Hooven. We do not currently have any employment agreements with any of our officers and they may terminate their employment and work elsewhere without notice and without cause or good reason. Currently we have non-compete agreements with our officers and other employees. Due to the specialized knowledge that each of our officers possesses with respect to the AtriCure bipolar ablation system and our operations and the limited pool of people with relevant experience in the medical device field, the loss of service of one or more of these individuals could significantly affect our ability to operate and manage our business. In particular, the departure of our Chief Technology Officer may impair our ability to develop new, advanced technologies. The announcement of the loss of one or more of our key personnel could negatively affect our stock price.

We depend on our scientific and technical personnel for successful product development and innovation, which are critical to the success of our business. In addition, to succeed in the implementation of our business strategy, our management team must rapidly execute our sales strategy, obtain expanded FDA clearances and approvals, achieve market acceptance for the AtriCure bipolar ablation system and further develop products, while managing anticipated growth by implementing effective planning, manufacturing and operating processes. Managing this growth will require us to attract and retain additional management and technical personnel. Our offices are located West Chester, Ohio where it is difficult to attract and retain employees with experience in the medical device industry. We rely on direct sales employees and manufacturer’s representatives to sell the AtriCure bipolar ablation system in the United States. We plan to expand our sales team and failure to adequately train our employees in the use and benefits of our products will prevent us from achieving our market share and revenue growth goals. In addition, we have key relationships with doctors that involve procedure and tool development, market development and clinical development. If any of these doctors end their relationship with us, our business would be negatively impacted. We cannot assure you that we will be able to attract and retain the personnel and doctor relationships necessary to grow and expand our business and operations. If we fail to identify, attract, retain and motivate these highly skilled personnel and doctors, we may be unable to continue our development and sales activities.

Compliance with environmental laws and regulations may be expensive. Failure to comply with environmental laws and regulations could subject us to significant liability.

Our manufacturing operations and research and development activities involve the use of biological materials and hazardous substances and are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances. Our research and development and manufacturing operations may produce biological waste materials, such as animal tissues, and certain chemical waste. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Compliance with these laws and regulations may be expensive and non-compliance could result in substantial liabilities. In addition, we cannot completely eliminate the risk of accidental contamination or injury to third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed any applicable insurance coverage we may have. In addition, our manufacturing operations may result in the release, discharge, emission or disposal of hazardous substances that could cause us to incur substantial liabilities, including costs for investigation and remediation.

Risks Relating to This Offering

The price and trading volume of our common stock may experience extreme fluctuations and you could lose some or all of your investment.

Because we operate within the medical device segment of the healthcare industry, our stock price is likely to be volatile. The market price of our common stock may fluctuate substantially due to a variety of factors, including:

•	doctor and patient acceptance of the surgical treatment of AF using our system;

•	adverse regulatory developments with respect to our products, such as recalls, new regulatory requirements, changes in regulatory requirements or guidance and timing of regulatory clearances and approvals for new products;

•	coverage and reimbursement determinations for our products and the related procedures;

•	the timing of orders received; delays or interruptions in manufacturing or shipping of our products;

•	pricing of our products;

•	media reports and publications and announcements about products or new innovations that could compete with our products or about the medical device product segment in general;

•	market conditions or trends related to the medical device and healthcare industries or the market in general;

•	additions to or departures of our key personnel;

•	disputes, litigation or other developments relating to proprietary rights, including patents, and our ability to obtain patent protection for our technologies;

•	changes in financial estimates, investors’ perceptions or recommendations by securities analysts;

•	variations in our quarterly financial and operating results; and

•	changes in accounting principles.

These factors, some of which are not within our control, may cause the price of our stock to fluctuate substantially. If our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. We believe the quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

The market prices of the securities of medical device companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. These market prices generally are not sustainable and are highly volatile. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management’s attention and resources and harm our ability to grow our business.

If an active, liquid trading market for our common stock does not develop, you may be unable to sell your shares quickly or at the initial public offering price.

Prior to this offering, there was no public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the initial public offering price if trading in our stock is not active. The initial public offering price may not be indicative of prices that will prevail in the trading market. See “Underwriting” for more information regarding the factors considered in determining the initial public offering price.

The future sale of our common stock could dilute your investment and negatively affect our stock price.

After this offering, we will have approximately              million shares of common stock outstanding, or              million shares if the underwriters exercise their over-allotment option in full. The              shares sold in

this offering, or              shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the federal securities laws unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering will be available for public sale subject in some cases to volume and other limitations. See “Shares eligible for future sale.” Substantially all of our shares outstanding after this offering (excluding the shares sold in this offering) will be subject to the lock-up agreements with the underwriters described under “Underwriting.”

If our common shareholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. After this offering, the holders of approximately              shares of our common stock, the holders of options to purchase              shares of our common stock and the holders of warrants to purchase              shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registrations rights, the sale of those shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

In addition, we may need to raise additional capital in the future to fund our operations. If we raise additional funds by issuing equity securities, our stock price may decline and our existing shareholders may experience significant dilution. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to market price. A negative reaction by investors and securities analysts to any sale of our equity securities could result in a decline in the trading price of our common stock.

You will suffer immediate and substantial dilution.

We expect the initial public offering price of our shares to be substantially higher than the book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our tangible assets after subtracting liabilities; and

•	contribute approximately % of the total amount invested to date to fund us but own only approximately % of the shares of common stock outstanding after this offering.

To the extent outstanding stock options, warrants or the underwriters’ over-allotment option are exercised after this offering, there will be further dilution to new investors. See “Dilution.”

If our principal shareholders, executive officers and directors choose to act together, they may be able to control our management and operations, which may prevent us from taking actions that may be favorable to you.

Our executive officers, directors and principal shareholders, and entities affiliated with them, will beneficially own in the aggregate approximately         % of our common stock following this offering. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling shareholders. These shareholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could inhibit a change in control or a change in management that you consider favorable.

Provisions in our certificate of incorporation and bylaws could delay or prevent a change of control or change in management that would provide you with a premium to the market price of your common stock. These provisions include those:

•	authorizing the issuance without further approval of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;

•	limiting the ability to remove directors;

•	limiting the ability of shareholders to call special meetings of shareholders;

•	prohibiting shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of shareholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% shareholders that have not been approved by our board of directors. These provisions and others could make it difficult for a third party to acquire us, or for members of our board of directors to be replaced, even if doing so would be beneficial to our shareholders. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace the current management team. If a change of control or change in management is delayed or prevented, you may lose an opportunity to realize a premium on your shares of common stock or the market price of our common stock could decline.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

We have reserved discretion in how we allocate our use of the net proceeds we receive from this offering and if we do not use these proceeds effectively, we may fail to achieve our objectives and our stock price could decline.

We will have flexibility in applying the net proceeds we receive from this offering among the categories of identified uses described in the “Use of proceeds” section of this prospectus. Although we expect to use the net proceeds in the approximate allocations described elsewhere in this prospectus, if we use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our shareholders, our stock price could decline, and you may also not agree with how we allocate the net proceeds we receive from this offering.

The requirements of being a public company may strain our resources and distract management.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These

requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

SPECIAL NOTE REGARDING

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•	the rate and degree of market acceptance of our products;

•	the timing of and our ability to obtain and maintain regulatory clearances and approvals for our products;

•	our marketing and manufacturing capacity and strategy;

•	our ability to develop and market new and enhanced products;

•	our intellectual property portfolio and licensing strategy;

•	the timing of and ability to obtain reimbursement for procedures utilizing our products;

•	our competitors;

•	our estimates regarding future revenues, expenses and capital requirements and needs for additional financing; and

•	the unpredictability of our quarterly revenues and results of operations.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where you can find additional information.”

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the              shares of common stock we are offering will be approximately $              million, assuming an initial public offering price of $              per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $              million.

We intend to use approximately $6.0 million of the net proceeds of this offering (or approximately $6.5 million if the closing occurs after July 1, 2005) to acquire Enable pursuant to an executed merger agreement contemporaneously with the closing of the offering and the balance for working capital and other general corporate purposes. Enable is the manufacturer of the disposable Isolator handpieces that are an essential part of our bipolar ablation system. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies in addition to Enable. Although we have no specific arrangements with respect to other acquisitions, we evaluate acquisition opportunities and engage in related discussions from time to time. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering.

Pending use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants as well as other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table summarizes our capitalization as of December 31, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the filing of an amended and restated certificate of incorporation to provide for an authorized capital stock of 10,000,000 shares of preferred stock and 90,000,000 shares of common stock, which will become effective immediately prior to closing of this offering;

•	the conversion, upon closing of this offering, of all of our outstanding shares of preferred stock into shares of our common stock;

•	the acquisition of Enable, which is anticipated to occur concurrently with the closing of this offering; and

•	the sale of the shares of our common stock we are offering at an assumed public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and application of net proceeds of this offering.

You should read the following table in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and related notes and pro forma combined financial information and related notes appearing elsewhere in this prospectus.

	As of December 31, 2004
	Actual	Pro Forma (unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$5,175	$
Capital lease obligation	—		9
Redeemable preferred stock, $0.0001 par value per share; shares authorized; shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma	36,756		—
Shareholders’ equity (deficit):
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma	—		—
Common stock, $0.001 par value per share; 90,000,000 shares authorized, shares issued and outstanding, pro forma	—
Common stock, $0.0001 par value per share; 40,000,000 shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma	1		—
Additional paid-in capital	3,283
Unearned compensation	(982)		(982)
Accumulated deficit	(29,633)

Total shareholders’ equity (deficit)	(27,331)

Total capitalization	$9,425	$

The table above excludes as of December 31, 2004:

•	shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of outstanding warrants at an exercise price of $ per share; and

•	shares of our common stock reserved for issuance upon the exercise of options available for future grant pursuant to our 2001 Stock Option Plan.

Between December 31, 2004 and March 31, 2005, options to purchase              shares of our common stock at an exercise price of $         were granted, options to purchase              shares of our common stock at exercise prices ranging from $         to $         were terminated and options to purchase              shares of our common stock at exercise prices ranging from $         to $         were exercised. In addition, warrants to purchase              shares of our common stock at an exercise price of $         per share were granted in connection with our credit facility.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value (deficit) as of December 31, 2004 was approximately $(27.3) million, or $         per share of common stock. Net tangible book value (deficit) per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of December 31, 2004.

Our pro forma net tangible book value per share as of December 31, 2004 was approximately $             per share. Pro forma net tangible book value per share gives effect to the conversion, upon closing of this offering, of all of our                  outstanding shares of preferred stock into              shares of our common stock.

After giving effect to the sale of the              shares of common stock we are offering at an assumed initial public offering price of $             per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2004 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share and an immediate dilution of $             per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share
Net tangible book value (deficit) per share as of December 31, 2004
Pro forma decrease in net tangible book value per share
Pro forma net tangible book value per share of common stock as of December 31, 2004
Pro forma increase per share attributable to the offering
Pro forma as adjusted net tangible book value per share after this offering
Pro forma dilution per share to new investors

If the underwriters exercise their over-allotment option in full, our pro forma as adjusted book value will increase to $             per share, representing an increase to existing holders of $             per share, and there will be an immediate dilution of $             per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2004, after giving effect to this offering, and the pro forma adjustments and pro forma as adjusted adjustments referred to above, the total number of shares of our common stock purchased from us and the total consideration and average price per share by existing shareholders and by new investors:

	Total shares			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100.0%			$100.0%

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the pro forma as adjusted percentage of shares of our common stock held by existing shareholders will decrease to approximately % of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

•	the pro forma as adjusted number of shares of our common stock held by new public investors will increase to , or approximately % of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on              shares of our common stock outstanding as of December 31, 2004 and exclude:

•	shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of outstanding warrants at an exercise price of $ per share; and

•	shares of our common stock reserved for issuance upon the exercise of options available for future grant pursuant to our 2001 Stock Option Plan.

Between December 31, 2004 and March 31, 2005, options to purchase              shares of our common stock at an exercise price of $             were granted, options to purchase              shares of our common stock at exercise prices ranging from $             to $             were terminated and options to purchase              shares of our common stock at exercise prices ranging from $             to $             were exercised. In addition, warrants to purchase              shares of our common stock at an exercise price of $             per share were granted in connection with our credit facility.

If all of our outstanding options and warrants as of December 31, 2004 were exercised, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, representing an increase to existing holders of $             per share, and there will be an immediate dilution of $             per share to new investors.

SELECTED FINANCIAL DATA

The following selected financial data for the years ended and as of December 31, 2001, 2002, 2003 and 2004 from our financial statements, which financial statements have been audited by Deloitte & Touche LLP, independent registered public accounting firm, and which financial statements and related notes and the report thereon we include elsewhere in this prospectus. We have derived the following selected financial data for the year ended December 31, 2001 from our audited financial statements not included in this prospectus. Our operations began October 31, 2000 and we had no revenue and minimal start-up expenses for the period ending December 31, 2000. You should read the selected financial data in conjunction with our financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus. The information set forth below is not indicative of our future results.

	Year Ended December 31,
Statement of Operations Data:	2001	2002	2003	2004
	(In thousands, except share and per share data)
Revenues:
Sales of products	$20	$1,766	$9,792	$18,946
Commissions	—	—	—	211

Total revenues	$20	$1,766	$9,792	$19,157
Cost of revenues	8	681	2,612	5,202

Gross profit	12	1,085	7,180	13,955

Gross profit percentage	60.0%	61.4%	73.3%	72.8%
Expenses:
Research and development expenses	1,838	2,721	2,501	4,422
Selling, general and administrative expenses(1)	1,314	4,026	8,036	15,186

Total expenses	3,152	6,747	10,537	19,608

Loss from operations	(3,140)	(5,662)	(3,357)	(5,653)
Preferred stock interest expense	469	2,563	3,905	3,905

Other interest income (expense)—net	13	(806)	154	106

Net loss available to common shareholders	$(3,596)	$(9,031)	$(7,108)	$(9,452)

Basic and diluted loss per share	$(0.54)	$(1.34)	$(1.04)	$(1.36)

Weighted average shares outstanding—basic and diluted	6,709,396	6,753,652	6,807,992	6,948,116

(1) Includes non-cash charge of $327.2 relating to certain option grants for year ended December 31, 2004.

	As of December 31,
Balance Sheet Data:	2001	2002	2003	2004
	(in thousands)
Cash and cash equivalents	$1,890	$15,434	$10,399	$5,175
Working capital	1,606	15,836	11,985	6,590
Total assets	2,051	17,586	14,759	12,731
Redeemable preferred stock	—	—	32,805	36,756
Accumulated deficit	(3,474)	(12,998)	(20,135)	(29,633)
Total shareholders’ equity (deficit)	1,731	17,020	(18,937)	(27,331)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our historical financial statements and related notes and the pro forma combined financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. Also, see the information under “Risk Factors—Risks Related to Our Business” for a discussion of the material risks and uncertainties applicable to our business.

Overview

We develop, manufacture and sell innovative surgical devices designed to safely, rapidly and reliably create precise lesions, or scars, in soft tissue. Our primary product line is the AtriCure bipolar ablation system, which accounted for 100% of our revenues for 2002 and 2003 and 99% of our revenues for 2004. Leading cardiothoracic surgeons have adopted the AtriCure bipolar ablation system to create lesions in cardiac tissue to block the abnormal electrical impulses that cause atrial fibrillation, or AF, a rapid, irregular quivering of the upper chambers of the heart. Cardiothoracic surgeons have used the AtriCure bipolar ablation system to treat AF in an estimated 15,000 patients since its full commercial release in the United States in January 2003. Sales of our system reached approximately $19.0 million during 2004, the second full year of commercial sales of our system. Currently, we estimate that our system is being used to treat AF in the majority of patients in the United States receiving AF treatment during elective open-heart surgery. Doctors are also evaluating our system for use as a sole-therapy minimally invasive treatment for AF. We anticipate that substantially all of our sales for the foreseeable future will relate to the AtriCure bipolar ablation system.

From our inception in November 2000 through the first half of 2002, our operations consisted primarily of development-stage activities, including the development of the AtriCure bipolar ablation system, raising capital, obtaining product clearances, conducting product testing and evaluations, and recruiting personnel. After limited sales of our system in 2002, we commenced the full commercial release of our system in January 2003, generating total revenues of approximately $1.8 million for 2002, $9.8 million for 2003 and $19.2 million for 2004. We had a net loss available to common shareholders (after accrual of interest on our redeemable preferred stock) of approximately $9.0 million for 2002, $7.1 million for 2003 and $9.5 million for 2004.

We currently sell the AtriCure bipolar ablation system to customers in the United States through our direct sales force and, to a lesser extent, through independent manufacturer’s representatives. We also sell our system outside of the United States, primarily in Asia, Europe, South America and the Middle East, through distributors who pay us in United States currency. To date, our sales outside of the United States have been limited, constituting approximately 7.4% of our revenues for 2004, and we expect international sales to remain limited for the foreseeable future. We have expanded our sales and training force in the United States from 10 employees as of January 1, 2003 to 29 employees as of March 31, 2005, and we expect to continue to grow our sales and training staff over time.

Our future growth will depend on our ability to generate sales of the AtriCure bipolar ablation system through increasing acceptance by the medical community of our system as a standard treatment alternative for the surgical treatment of AF. Acceptance of our system is dependent upon, among other factors, awareness and education of the medical community about the surgical treatment of AF, in general, and the existence and effectiveness of the AtriCure bipolar ablation system, in particular.

In 2001, the FDA granted us 510(k) clearance to market the AtriCure bipolar ablation system for the ablation and coagulation of soft tissues during certain non-cardiac-related surgical procedures, but our system has not been cleared for the ablation of cardiac tissue or approved for the treatment of AF. Since the only current use of our system is the ablation of cardiac tissue for the treatment of AF, we believe that each system that we sell is being used on an off-label basis. While the FDA does not prevent doctors from using a product on an off-label basis, we cannot legally market a product for an off-label use. Because the AtriCure bipolar ablation system is currently our only significant product, the sustainability of our current operations, as well as our future viability, is dependent upon the continuation of sales of our system. We believe that sole-therapy minimally invasive treatment for AF represents the largest growth opportunity for us. If this market fails to develop, or the AtriCure bipolar ablation system is not widely adopted for use in this market, we may not achieve greater revenues or become profitable. In order to establish the sole-therapy minimally invasive AF treatment market, the current referral practices of doctors must change.

We recently made a new submission to the FDA seeking clearance for use of our system on cardiac tissue, although the FDA has previously rejected two related submissions. We also plan to seek additional regulatory approval for use of our system for the treatment of AF. We cannot assure you that approvals can be obtained. If FDA approval of the AtriCure bipolar ablation system for the treatment of AF were to be required in order for us to continue to market our system, not only would we no longer receive revenues from the sale of our system, but we also would require significant financing to conduct the necessary clinical trials and to sustain our operations until such time as sales could resume. We cannot assure that approvals can be obtained, that we would have, or could raise, sufficient financial resources to sustain our operations pending FDA approval, or that, if and when the required approvals are obtained, there will be a market for the AtriCure bipolar ablation system. See the information under “Risk Factors—Risks Related to our Business.”

Our costs and expenses consist of cost of revenues, research and development expenses and selling, general and administrative expenses. Cost of revenues consists principally of the cost of purchasing and manufacturing our products. Research and development expenses consist principally of expenses incurred with respect to internal and external research and development activities and the conduct of clinical trials. With the FDA’s authorization, we have begun a clinical trial relating to use of the AtriCure bipolar ablation system to treat AF during open-heart surgery. We have also sought the FDA’s approval to conduct a clinical trial to demonstrate the feasibility of using our system as a sole-therapy minimally invasive treatment for AF. Selling, general and administrative expenses consist principally of costs associated with our sales and administrative functions, outside consultants and educational grants to medical institutions.

We expect our operating expenses to continue to increase in the future in absolute amount and as a percentage of revenue as a result of increased sales and marketing expenses incurred to foster our revenue growth, continued research and development relating to our AtriCure bipolar ablation system, increased general and administrative expenses to keep pace with our overall growth, the costs of being a public company and costs associated with seeking approval of our system for use in the surgical treatment of AF.

During 2005, we expect continued growth in our organization to support our expanding business. Managing that growth in a cost-effective manner will be important to achieving long-term profitability.

Acquisition of Enable

Contemporaneously with the closing of this offering, we anticipate acquiring Enable, the manufacturer of our Isolator handpieces, for aggregate payments by us of $6.5 million if the closing of this offering and that transaction occurs on or before July 1, 2005 and $7.0 million if the closing of this offering and that transaction occurs after that date. See “Business—Recent Events.” Enable generated total revenues of approximately $2.6 million for 2002, $4.6 million for 2003 and $6.9 million for 2004 and net income of approximately $0.6 million for 2002, $0.3 million for 2003 and $0.8 million for 2004. In each of the last three years, we accounted for substantially all of Enable’s total revenues. We believe that our acquisition of Enable will provide us with better control over research, development and manufacturing activities, improve our margins and secure our access to our Isolator handpieces, a critical component of the AtriCure bipolar ablation system. To date, we have paid Enable $500,000 which is not refundable unless the agreement is terminated due to a breach or failure by Enable. In January 2005, Enable made a cash dividend to its shareholders of $500,000. Prior to our acquisition, Enable is entitled, subject to certain conditions, to make an additional cash dividend to its shareholders of up to $500,000.

Results of Operations

Year ended December 31, 2003 compared to year ended December 31, 2004

Total revenues. Total revenues increased $9.4 million, from approximately $9.8 million for 2003 to approximately $19.2 million for 2004. The increase was primarily attributable to an increase in the volume of units sold domestically and internationally and the addition of four products within the AtriCure bipolar ablation system. We increased our sales force and obtained numerous new accounts, as the AtriCure bipolar ablation system was reviewed in industry journals and doctors more widely adopted the use of our system. Included in total revenues is approximately $211,000 of commissions for 2004 from sales of certain cryothermy products.

Cost of revenues. Cost of revenues increased approximately $2.6 million, from approximately $2.6 million for 2003 to approximately $5.2 million for 2004. The increase was primarily attributable to the introduction of new products produced in small quantities, increased product volumes of existing products and the expansion of sales outside of the United States. Cost of revenues increased in proportion to revenue growth. As a percentage of total revenues, cost of revenues remained the same at 27% for both 2003 and 2004.

Research and development expenses. Research and development expenses increased approximately $1.9 million, from approximately $2.5 million for 2003 to approximately $4.4 million for 2004. The increase was primarily attributable to the hiring of additional engineers, expanded research and development activities to increase our product offerings and the expansion of our clinical trials. As a percentage of total revenues, research and development expenses decreased from 26% for 2003 to 23% for 2004, due to the more rapid growth of revenues.

Selling, general and administrative expenses. Selling, general and administrative expenses increased approximately $7.2 million, from approximately $8.0 million for 2003 to approximately $15.2 million for 2004. The increase was primarily attributable to overall growth of the company, particularly in our sales force to support our market expansion, and a non-cash charge of $0.3 million associated with certain option grants. As a percentage of total revenues, selling, general and administrative expenses decreased slightly from 82% for 2003 to 79% for 2004.

Other interest income (expense)—net. Other interest income (expense)—net decreased slightly from approximately $154,000 for 2003 to approximately $106,000 for 2004, primarily due to decreased cash and cash equivalents.

Year ended December 31, 2002 compared to year ended December 31, 2003

Total revenues. Total revenues increased approximately $8.0 million from approximately $1.8 million for 2002 to approximately $9.8 million for 2003. The increase was primarily attributable to the full commercial launch of the AtriCure bipolar ablation system in January 2003.

Cost of revenues. Cost of revenues increased approximately $1.9 million, from approximately $0.7 million for 2002 to approximately $2.6 million for 2003. The increase was primarily attributable to increased volume of products sold as we introduced our cryothermy, or extreme cold, ablation device offering to our customers in 2003. As a percentage of total revenues, cost of revenues decreased from 39% for 2002 to 27% for 2003 due to efficiencies realized through increased volume.

Research and development expenses. Research and development expenses decreased approximately $0.2 million from approximately $2.7 million for 2002 to $2.5 million in 2003. The decrease was primarily attributable to the research, development and introduction of fewer new products in 2003 as compared to 2002. As a percentage of total revenues, research and development expenses decreased from 154% for 2002 to 26% for 2003. The decrease was primarily due to the more rapid growth of revenues.

Selling, general and administrative expenses. Selling, general and administrative expenses increased approximately $4.0 million, from approximately $4.0 million for 2002 to approximately $8.0 million for 2003. The increase was primarily attributable to the overall growth of the company, particularly in the rapid expansion of our sales force to meet our growing market. As a percentage of total revenues, selling, general and administrative expenses decreased from 228% for 2002 to 82% for 2003. The decrease was primarily due to the more rapid growth of revenues.

Other Interest income (expense)—net. Other interest income (expense)—net increased from approximately ($806,000) for 2002 to approximately $154,000 for 2003. The increase was attributable to increase in cash and cash equivalents from receipt of proceeds of the issuance of our Series B preferred stock, offset by the interest attributable to the issuance of warrants in 2002 of $460,000 and the conversion into Series B preferred stock of bridge promissory notes in the amount of $460,000 in 2002.

Pro forma results

On a pro forma basis, after giving effect to the acquisition of Enable as if it had occurred on January 1, 2004 and other adjustments described in the notes to our pro forma combined financial statements included elsewhere in this prospectus, we would have had total revenues of $19.9 million, cost of revenues of $3.8 million, research and development expenses of $4.4 million, selling, general and administrative expenses of $16.4 million and other interest income (expense)-net of $102,000 for 2004. Total revenues on a pro forma basis remained similar to our 2004 results, since our purchases represented substantially all of Enable’s sales for 2004. Costs of revenues on a pro forma basis are reduced from our 2004 results reflecting purchases at Enable’s actual cost and the reclassification of $1.1 million of research and development expenses below gross profit as they are no longer billable costs. Research and development expenses on a pro forma basis are consistent with our 2004 results, after consideration of the reclassification discussed above. Selling, general and administrative expenses increased by approximately $1.2 million, primarily due to the addition of Enable’s overhead and the amortization of intangible assets recorded as a result of the Enable acquisition.

Liquidity and capital resources

From our inception, we have financed our operations primarily through private sales of preferred stock, with aggregate net proceeds of approximately $21.3 million of cash, after the conversion of approximately $4.7 million of promissory notes.

As of December 31, 2004, we had cash and cash equivalents of approximately $5.2 million, working capital of approximately $6.6 million and an accumulated deficit of approximately $29.6 million.

Cash flows used in operating activities. Net cash used in operations was approximately $5.9 million for 2002, $3.8 million for 2003 and $3.8 million for 2004. For those periods, cash flow used in operating activities was attributable primarily to net losses after adjustment for non-cash charges related to depreciation and increases in accounts receivable, inventory and prepaid expenses resulting from the upward trend in business activities for 2002, 2003 and 2004. These increases in use of cash flow used in operating activities were offset in part by increases in accounts payable and accrued liabilities, particularly for 2003 and 2004, as a result of the upward trend in business activities.

Cash flows used in investing activities. Net cash used in investing activities was approximately $1.2 million for 2002, $1.3 million for 2003 and $1.5 million for 2004. For each of these periods, cash used in investing activities reflected purchases of property and equipment.

Cash flows from financing activities. Cash flows from financing activities were approximately $20.7 million for 2002, $18,000 for 2003 and $89,000 for 2004. Cash flows from financing activities during 2002 were primarily attributable to proceeds from the issuance of Series B preferred stock and a convertible note payable. For each of these periods, cash flows from financing activities also reflected stock option exercises.

Preferred stock. In 2001, we issued                  shares of Series A preferred stock in exchange for approximately $4.0 million in cash and conversion of a $1.15 million promissory note that was issued in January 2001 and the related accrued interest of $49,958. In 2002, we issued                  shares of Series B preferred stock in exchange for approximately $17.3 million in cash and conversion of $3.5 million convertible promissory notes that were issued in April 2002 and the related accrued interest of $35,000. In 2002, we also issued to holders of the convertible promissory notes warrants to purchase                  shares of Series B preferred stock. The Series A preferred stock and Series B preferred stock currently have liquidation and dividend preferences and are convertible and redeemable upon the terms provided in our charter; however, pursuant to their terms, these shares will be converted into shares of our common stock on a one-for-one basis upon consummation of this offering, excluding the effect of the contemplated reverse stock split.

Credit facility. On March 8, 2005, we entered into a secured credit facility with Lighthouse Capital Partners V, L.P. for working capital requirements. The total commitment for this credit facility is $5.0 million, and outstanding borrowings bear interest at the prime rate plus 1.75%. This facility terminates upon the closing of this offering, at which time we will pay any amounts outstanding in addition to a fee due at maturity equal to 15% of the aggregate amount borrowed under the credit facility. In connection with entering this facility, we granted Lighthouse a warrant to purchase                  shares of our common stock, or shares into which such series of stock is converted, at a price of $                 per share. In addition, we granted Lighthouse a first perfected lien upon all our tangible and intangible assets, including accounts receivable, inventory, equipment, furniture and fixtures, but excluding intellectual property.

Uses of liquidity and capital resources. Our future capital requirements depend on a number of factors, including possible acquisitions and joint ventures, the rate of market acceptance of our current and future products, the resources we devote to developing and supporting our products, future expenses to expand and support our sales and marketing efforts, costs relating to changes in regulatory policies or laws that affect our operations and costs of filing, prosecuting, defending and enforcing our intellectual property rights. We expect to increase capital expenditures consistent with our anticipated growth in research and development, manufacturing, infrastructure and personnel. In addition, we intend to acquire Enable contemporaneously with the closing of this offering for aggregate payments by us of $6.5 million if the closing of this offering occurs on or before July 1, 2005 and $7.0 million if the closing of this offering occurs after that date. To date, we have paid Enable $500,000, which is not refundable unless the agreement is terminated due to a breach or failure by Enable. In January 2005, Enable made a cash dividend to its shareholders of $500,000. Prior to our acquisition, Enable is entitled, subject to certain conditions, to make an additional cash dividend to its shareholders of up to $500,000.

We believe that net proceeds from this offering, together with our current cash and cash equivalents and the cash we expect to generate from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

The following table summarizes information about our contractual obligations as of December 31, 2004:

	Payments Due by Period
Contractual Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Office lease	$517,730	$117,222	$234,444	$166,064	$—

Off balance sheet arrangements

We do not have any off balance sheet arrangements.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to accounts receivable, inventories and stock based compensation. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from those estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition. Product revenue is recognized when products are shipped to customers, and includes shipping revenue of approximately $8,000 for 2002, $43,000 for 2003 and $87,000 for 2004. Cost of freight is included in cost of goods sold. Commission income is recognized as sales are made on which the commission is earned.

Inventory. Inventories, consisting of finished goods, are stated at the lower of cost or market using the first-in, first-out cost method.

Research and development. Research and development costs are expensed as incurred.

Quantitative and qualitative disclosures about market risk

We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions.

For the year ended December 31, 2004, none of our sales were denominated in currencies other than U.S. dollars. Although all of our sales and purchases are currently denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products outside the United States. We invest our excess cash primarily in U.S. government securities, corporate bonds and commercial paper. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

BUSINESS

Overview

We develop, manufacture and sell innovative surgical devices designed to safely, rapidly and reliably create precise lesions, or scars, in soft tissues. Leading cardiothoracic surgeons have adopted the AtriCure bipolar ablation system as a standard treatment alternative to create lesions in cardiac, or heart, tissue to block the abnormal electrical impulses that cause atrial fibrillation, or AF, a rapid, irregular quivering of the upper chambers of the heart. AF is associated with an increased risk of stroke and is often accompanied by symptoms that include fatigue, shortness of breath and heart palpitations. The Food and Drug Administration, or FDA, has not approved the AtriCure bipolar ablation system for the treatment of AF. The FDA has granted clearance for use of our system to ablate, or destroy, soft tissues during certain non-heart-related surgical procedures. We are currently pursuing FDA clearance for the ablation of cardiac tissue and approval for the treatment of AF. Cardiothoracic surgeons have used the AtriCure bipolar ablation system to treat AF in an estimated 15,000 patients since its full commercial release in the United States in January 2003. Sales of our system reached approximately $19.0 million during 2004, the second full year of commercial sales of our system. Although the use of our system to treat AF remains investigational, we believe that our system’s ability to safely, rapidly and reliably create lesions that block abnormal electrical impulses provides us with a significant competitive advantage in the treatment of AF.

AF is the most common sustained irregular heartbeat, or arrhythmia, encountered in clinical practice and accounts for more doctor visits and hospital days than any other cardiac arrhythmia. According to the Framingham Study published in 2004, one in four people over the age of 40 in the United States has a lifetime risk of developing AF, and the incidence of AF increases with age. Over five million people worldwide, including approximately 2.2 million people in the United States, are currently diagnosed with AF. According to the American Heart Association, 15% of the estimated 700,000 strokes that occur annually in the United States are attributable to AF.

AF is a condition that doctors often find difficult to treat, and historically there has been no widely accepted cure for AF. Doctors typically begin treating AF with drugs, which are often not well tolerated, may have serious side effects and are frequently ineffective. Patients who cannot effectively be treated with drugs occasionally undergo catheter-based procedures to cure their AF, but catheter-based procedures are not widely adopted because they are technically challenging, are associated with serious complications and yield inconsistent results. Implantable devices, such as pacemakers and defibrillators, are intended to reduce the frequency and symptoms of AF, although they do not treat the underlying disease. A surgical procedure known as the classic Maze has been used to treat AF, but this procedure has not been widely adopted because it is technically challenging, highly invasive and involves long recovery times.

The creation of transmural, or full-thickness, lesions is thought to be a critical factor in the successful treatment of AF when performing ablation treatments. The published literature describes how cardiothoracic surgeons have used our system to safely, rapidly and reliably create transmural lesions when treating AF either during an elective open-heart surgical procedure, such as bypass or valve surgery, or as a sole-therapy minimally invasive procedure. Using our system, cardiothoracic surgeons have created transmural lesions in the heart in a matter of seconds and have treated AF in approximately 20 minutes during open-heart surgical procedures and in approximately three hours as a sole-therapy minimally invasive procedure.

We believe that the AtriCure bipolar ablation system is currently a market leader in the treatment of AF during open-heart surgical procedures. Our system is currently being used in 22 of the 25 highest volume heart centers in the United States. Studies published in The Journal of Thoracic and Cardiovascular Surgery found that approximately 90% of study participants treated using our system were free of AF at six-month follow-up. This success rate was achieved both when our system was used as a sole-therapy minimally invasive approach and when it was used during open-heart surgical procedures. We believe the overall demand for our system will increase, including demand for our system as a sole-therapy minimally invasive AF treatment, which we believe will ultimately represent our largest growth opportunity.

In December 2004 we requested FDA clearance for use of the AtriCure bipolar ablation system to ablate cardiac tissue and, in the future, we intend to make additional submissions to the FDA requesting approval for the use of our system for the treatment of AF. We are currently conducting an FDA-approved clinical trial to demonstrate the safety and efficacy of the AtriCure bipolar ablation system in treating AF during open-heart surgical procedures. In addition, we submitted an application to the FDA in January 2005 to conduct a clinical trial to demonstrate the feasibility of using our system as a sole-therapy minimally invasive AF treatment. We also recently entered into an agreement providing for our acquisition of Enable, the manufacturer of our disposable Isolator handpieces which are an essential component of the AtriCure bipolar ablation system. The Enable acquisition is anticipated to close contemporaneously with the closing of this offering.

Market Opportunity

AF is a condition where abnormal electrical impulses cause the atria, or upper chambers of the heart, to fibrillate, or quiver, at rapid rates of 400 to 600 times per minute. As a result of this quivering, blood in the atria becomes static, creating an increased risk that a blood clot will form and cause a stroke or other serious complications. If AF persists, patients generally progress from experiencing AF intermittently to having AF continuously, a condition that is more difficult to treat. Symptoms of AF may include heart palpitations, dizziness, fatigue and shortness of breath, and these symptoms can be debilitating and life threatening in some cases. Although there is often no apparent cause of a patient’s AF, the condition is often associated with high blood pressure and other forms of heart disease.

AF is the most commonly diagnosed sustained arrhythmia, and affects approximately five million people worldwide, including 2.2 million people in the United States where approximately 160,000 new cases of AF are diagnosed each year. According to an article in the April 2001 edition of The New England Journal of Medicine, it is estimated that the incidence of AF doubles with each decade of an adult’s life. AF affects approximately 6% of all people 65 years and older in the United States. Studies show that one in four people over the age of 40 in the United States has a lifetime risk of developing AF, and the incidence of AF increases with age.

According to the American Heart Association, people with AF are approximately five times more likely to have a stroke, and AF is thought to be responsible for 15% of the estimated 700,000 strokes that occur annually in the United States. According to the National Center for Health Statistics, AF also accounts for an estimated 1.4 million outpatient visits and more than 227,000 hospitalizations annually in the United States. According to Medtech Insight, AF accounts for approximately $6 billion in costs each year. The Centers for Disease Control and Prevention reports that the number of diagnosed AF cases in the United States will continue to increase. AF is an underdiagnosed condition due in large part to the fact that patients with AF often have mild or no symptoms and their AF is only diagnosed when they seek treatment for an associated condition, such as a stroke or heart disease. We believe that increasing awareness of AF and improved diagnostic screening will result in an increase in the number of patients diagnosed with AF. Also, since the prevalence of AF increases with age, there will likely be an increase in the number of diagnosed AF patients in the United States as the population ages. Of the patients undergoing open-heart surgery in the United States, we estimate that 10% of these patients are candidates for surgical ablation using our system.

Of the United States population diagnosed with AF, approximately 12% of these patients are symptomatic, do not respond to drug therapy and have no other operable form of heart disease. For these patients, the classic Maze procedure is typically too invasive and catheter-based treatments have not been widely adopted. Accordingly, we believe that there is a large population of undertreated patients who would potentially benefit from sole-therapy minimally invasive AF treatment using our system, and that these patients will ultimately comprise our largest growth opportunity.

Current Treatment Alternatives

Doctors usually begin treating AF patients with a variety of drugs intended to prevent blood clots, control heart rate or restore the heart to normal rhythm. If a patient’s AF cannot be adequately treated with drug therapy, doctors may perform one of several procedures that vary depending on the severity of the AF and whether the patient suffers from other forms of heart disease. Current AF treatment alternatives, other than surgical ablation using our system during an open-heart surgical procedure or as a sole-therapy minimally invasive procedure, generally consist of the following:

•	Drugs. Currently available drugs are often ineffective, not well tolerated and may be associated with severe side effects. For these reasons, drug therapy for AF fails for as many as 60% of patients within two years. Of those who initially respond to drug therapy, only approximately 25% of patients can continue to be managed with drugs after five years.

•	Implantable Devices. Implantable devices, such as defibrillators and pacemakers, can be effective in reducing the symptoms and number of AF episodes, but neither device is intended to treat AF. Patients may continue to experience the adverse effects of AF as well as some of the symptoms, including dizziness and fatigue, because the AF continues.

•	Catheter-Based Treatment. Catheter-based AF treatments are technically challenging, can be associated with serious complications and yield inconsistent results. In proportion to the prevalence of AF, only a small number of catheter-based AF treatments are performed each year in the United States.

•	Classic Maze. The classic Maze procedure is a highly invasive open-heart surgical procedure that involves cutting and sewing back together sections of the heart in order to eliminate the abnormal electrical impulses causing AF. Although this procedure is highly effective at treating AF, it is rarely performed because it requires extensive open-heart surgery, is technically challenging and typically associated with long recovery times. For these reasons, only a limited number of these procedures have been performed by a small number of cardiothoracic surgeons.

The AtriCure Solution

We believe that traditional surgical and catheter-based ablation devices are not able to safely, rapidly and reliably create the transmural lesions required to block the abnormal electrical impulses that cause AF. Leading cardiothoracic surgeons have widely adopted the AtriCure bipolar ablation system for the treatment of AF during elective open-heart procedures because in seconds it can safely, rapidly and reliably create the transmural lesions required to block the abnormal electrical impulses that cause AF. One of the reasons for our system’s high market penetration and rapid adoption is that it allows cardiothoracic surgeons to simplify the classic Maze procedure with a faster, less invasive and less technically challenging approach that appears to have comparable effectiveness. Our system is also being evaluated as a sole-therapy minimally invasive treatment for AF. We believe the principal benefits offered by the AtriCure bipolar ablation system are:

Efficacy. AF treatment devices must be able to reliably create transmural lesions that block electrical impulses. Transmurality is considered by doctors to be necessary for the treatment of AF, since creating lesions with gaps can fail to treat AF and cause other abnormal heart rhythms. A leading group of cardiothoracic surgeons from Washington University published the results of a study in the October 2004 edition of The Journal of Thoracic and Cardiovascular Surgery, in which approximately 90% of the 40 study participants treated for AF using our system while undergoing an open-heart surgical procedure were free of AF at six-month follow-up. An approximate 90% success rate was also obtained at six-month follow-up in an initial 27-patient study at the University of Cincinnati when our system was used as a sole-therapy minimally invasive AF treatment.

Ease of Use. Many cardiothoracic surgeons prefer our system because it is automated and simple to operate. Our ablation and sensing unit, or ASU, does not require any settings or adjustments, and signals the surgeon when the tissue no longer conducts energy, indicating that the lesion is transmural. Our system’s unique jaws firmly clamp and compress the tissue being ablated, allowing surgeons to create transmural lesions in a matter of seconds. Cardiothoracic surgeons have generally treated AF in only 20 minutes when using our system during an open-heart procedure, or in approximately 3 hours when using our system to treat AF as a sole-therapy minimally invasive procedure.

Safety. The AtriCure bipolar ablation system has a number of unique features that we believe make it safe to use. For example, by signaling the surgeon precisely when a lesion becomes transmural, our system reduces the chance of complications that can result from overheating surrounding tissues, adjacent structures and blood in the upper chambers of the heart. The innovative jaws of our system are able to firmly clamp the tissue being ablated, which allows the surgeon to control the target tissue and reduce the risk of perforations. We believe that by confining the energy to within the jaws of our system, we greatly reduce the risk of blood clots, strokes and damage to adjacent anatomical structures.

AtriCure Products

The AtriCure bipolar ablation system consists of our ASU and a series of uniquely designed disposable Isolator handpieces. Our ASU is a compact power generator that uses our proprietary software and delivers bipolar radiofrequency energy. Based on our proprietary software, the energy delivered to the tissue varies depending on the thickness and type of tissue being ablated. Currently, we offer four different Isolator handpieces of various configurations. All of our Isolator handpieces have jaws that are capable of compressing individual or multiple layers of tissue to direct and confine the treatment to the target anatomy.

In addition to the AtriCure bipolar ablation system, we have designed a pen-shaped bipolar ablation device that is complementary to our system. This device is disposable and is powered by the same ASU that powers the AtriCure bipolar ablation system. Because of the device’s slim, pen-shaped design, it is well suited to be used in minimally invasive procedures and to create transmural lesions in difficult to reach anatomy. In January 2005, we submitted a 510(k) application to the FDA requesting clearance for use of our pen device for the ablation of cardiac tissue. Subject to FDA action, we anticipate releasing this device for sale in the second half of 2005.

We also sell the Wolf Dissector, a product cleared by the FDA for use on thoracic and certain other non-cardiac soft tissues. The Wolf Dissector was designed by Dr. Randall Wolf, a leader in the field of minimally invasive cardiothoracic surgery. This dissection tool is used by surgeons to separate tissues surrounding the heart to provide access to key anatomical structures that are targeted for ablation during sole-therapy minimally invasive AF treatments. The Wolf Dissector is a disposable handpiece that consists of a minimally invasive shaft with an articulating index finger-shaped tip that illuminates. The illuminated tip allows surgeons to more easily determine the movement, direction and position of the device during minimally invasive procedures.

We also distribute an ablation device that uses cryothermy, or exteme cold, to ablate tissues. Some surgeons use this device in conjunction with our system to create lesions around heart valves as part of AF treatment.

Open-Heart Procedure

During elective open-heart surgical procedures, such as bypass or valve surgery, cardiothoracic surgeons use the AtriCure bipolar ablation system to treat patients with AF. Surgeons report that ablation using our system generally adds approximately 20 minutes to an open-heart surgical procedure and typically does not impact the length of a patient’s hospital stay or recovery time. Surgeons use our system to create sets of lesions that may vary depending on the length of time a patient has been diagnosed with AF and whether the patient’s AF is intermittent or continuous. Patients who have been diagnosed with AF for a longer period and have more continuous AF generally receive more ablation treatment than patients who have been diagnosed with AF for a shorter period or who have intermittent AF. Ablation using our system during an open-heart procedure typically involves the following steps:

Pulmonary Vein Isolation. Regardless of the duration or type of AF, surgeons will create lesions in the tissue surrounding the pulmonary veins to create an electrical barrier between the pulmonary veins and the upper chamber of the heart. In patients with intermittent AF, those lesions are often the extent of the treatment required to treat their AF. We believe one of the significant advantages of our system is its ability to safely, rapidly and reliably create lesions to achieve electrical isolation of the pulmonary veins from the upper chambers of the heart. In order to perform this procedure, surgeons position the jaws of our Isolator handpiece on the cardiac tissue surrounding the pulmonary veins. The jaws are clamped and the system is activated. Seconds later, an audible tone alerts the surgeons that the tissue no longer conducts energy, indicating that the lesion has become transmural and that the pulmonary veins have been electrically isolated.

Additional Lesions. For those patients who have been diagnosed with AF for a longer period and have more continuous AF, doctors may determine that additional lesions may be required to treat their AF. In cases where patients require such additional lesions, surgeons may use our system to create lesions in the upper chambers of the heart that are intended to reproduce the electrical barriers that are created by surgeons during the classic Maze procedure. As with pulmonary vein isolation, each lesion generally takes only seconds to create using our system.

Sole-Therapy Minimally Invasive Procedure

For those patients with AF that do not require an open-heart surgical procedure, surgeons have used our system as a sole-therapy minimally invasive treatment for AF. Using relatively standard minimally invasive surgical techniques, without the need to place patients on a heart-lung bypass machine, our system is used to isolate the pulmonary veins to treat AF. One of the key potential advantages of our sole-therapy minimally invasive treatment is the removal or mechanical isolation of the small appendage that is attached to the atrium, known as the left atrial appendage. This appendage is believed to be responsible for the majority of strokes associated with AF. In order to perform this minimally invasive treatment, surgeons insert a lighted scope and other instruments through small incisions in the patient’s chest. Surgeons report that the entire procedure takes approximately three hours and that the typical recovery time is approximately three days.

Business Strategy

Our mission is to expand the treatment options for those patients who suffer from AF through the continued development of our proprietary technology platform and the education of medical professionals concerning our unique technologies. The key elements of our strategy include:

Form Investigational Relationships with Key Opinion Leaders at Leading Institutions. We have formed investigational relationships with key opinion leaders at several leading institutions, such as the Cleveland Clinic, the Mayo Clinic, Brigham and Women’s Hospital, Washington University and the University of Cincinnati. Several of these key opinion leaders have worked with us from the inception of our company to develop our system. Additionally, they have evaluated our system and published peer-reviewed data that describes the use of our system as a treatment for AF. These opinion leaders continue to assist us with the design, clinical testing and evaluation of our products. To date, there have been approximately 15 peer-reviewed publications that describe our system’s ability to create cardiac lesions in order to treat AF. We believe that these publications, and the presentations given by key opinion leaders, have contributed to the adoption of our system as a standard treatment alternative for AF.

Provide Product Education. We have recruited and trained sales professionals who have strong backgrounds in the medical device field to effectively communicate to doctors the unique features and benefits of our technology. Our highly trained sales professionals meet with doctors at leading institutions to provide education and technical training relating to our products. Additionally, we have provided unrestricted educational grants to institutions that have facilitated the education of doctors concerning the treatment of AF, including the use of our system to treat AF. Through the education and publication process, we believe that awareness of our technology has grown, which will encourage doctors to use our products and refer patients for AF treatment using our system.

Introduce and Expand Adoption of Our Sole-Therapy Minimally Invasive Procedure. There is currently no widely adopted sole-therapy treatment to cure AF. Currently, independent investigators are collecting clinical data to evaluate our system as a sole-therapy minimally invasive AF treatment. The encouraging results from an independent study conducted at the University of Cincinnati were used as a basis for our January 2005 IDE submission to the FDA requesting approval to conduct a clinical trial to demonstrate the feasibility of using the

AtriCure bipolar ablation system as a sole-therapy minimally invasive AF treatment. The feasibility study, if successful, would likely be followed by a larger scale pivotal trial. The successful completion of our feasibility study will be the first step in obtaining FDA approval for use of our system as a sole-therapy minimally invasive AF treatment. We have modified our Isolator handpiece and developed other products to enable surgeons to ablate tissues through this minimally invasive approach. To date, our system has been used successfully in over 200 sole-therapy minimally invasive procedures to treat AF.

New Product Innovation. We believe that the AtriCure bipolar ablation system is a premier product that can safely, rapidly and reliably create transmural lesions in a matter of seconds and that our system and technology can be adapted for a variety of applications where surgeons need to create transmural lesions in soft tissues. We are expanding our technology platform to increase our market for products being used during open-heart surgical procedures. For example, we plan to investigate the use of our technologies in patients who have no history of AF yet are undergoing open-heart surgery and may be predisposed for developing AF, including patients at risk of developing post-operative AF, a temporary complication associated with cardiac surgery. We intend to leverage our leadership position in open-heart surgical ablation and expand our technology platform to provide a widely adopted solution for a sole-therapy minimally invasive AF treatment. In addition, we are currently developing a product that enables surgeons to mechanically isolate the left atrial appendage, which is believed to be responsible for the majority of AF-related strokes. We believe that our left atrial appendage technology will add to the demand for surgical AF treatment by offering patients a one-step solution to AF treatment and stroke reduction. Additionally, we are pursuing business development opportunities that will expand our technologies and capabilities to provide additional solutions for the treatment of AF.

Clinical Trials

We are currently conducting an FDA-approved clinical trial, known as the RESTORE-SR trial, to demonstrate the safety and efficacy of the AtriCure bipolar ablation system in treating AF during certain elective open-heart surgical procedures. To date, we have enrolled approximately 5% of the patients required for this multicenter, 226-patient clinical trial. If the clinical trial is successful, we anticipate filing a premarket approval application, or PMA, in 2008, that if approved by the FDA would allow us to market our system as an AF treatment during open-heart surgical procedures.

In January 2005, we filed with the FDA for an IDE to conduct a clinical trial to demonstrate the feasibility of using the AtriCure bipolar ablation system for the sole-therapy minimally invasive treatment of AF. We are in the process of working with the FDA in connection with the approval of this IDE. If the FDA permits the trial to go forward and the clinical trial is successful, we plan to work with the FDA to conduct a pivotal clinical trial to demonstrate the safety and efficacy of the AtriCure bipolar ablation system in treating AF as a sole-therapy minimally invasive approach.

Regulatory Clearances

In August 2001, the FDA granted us 510(k) clearance to market the AtriCure bipolar ablation system for the ablation and coagulation of soft tissues during general, ear, nose and throat, thoracic, gynecologic and urologic surgical procedures. This current 510(k) clearance does not allow us to market our system for the ablation of cardiac tissue or for the treatment of AF. In December 2004, we made a new submission to the FDA seeking clearance for use of our system on cardiac tissue. In this submission, we have attempted to address the concerns that were raised by the FDA in response to our prior submissions. Earlier in our company’s history, we attempted twice to obtain clearance from the FDA for use of the AtriCure bipolar ablation system to ablate cardiac tissue, and each time the FDA found significant deficiencies in our submission. In November 2001, the FDA rejected our request for clearance to ablate cardiac tissue and treat cardiac arrhythmias, including AF, based in part on the fact that our system was not substantially equivalent to a previously cleared 510(k) device, which is a requirement for the FDA to grant 510(k) clearance to a system such as ours. In July 2004, the FDA granted us clearance to market our Wolf Dissector for its intended use of dissection of soft tissues during thoracic surgical procedures.

We received our original CE Mark approval for the AtriCure bipolar ablation system in July 2002, which allows us to market and sell the AtriCure bipolar ablation system throughout the European Union for the same uses for which it may currently be marketed in the United States. We have also received certifications to market and sell our system in several other foreign markets, including Canada, Japan and China. Additionally, we have begun the process of registration in Brazil where we expect approval for commercialization in these markets during 2005 and we are actively pursuing registration in other countries outside of the United States. We are also pursuing certifications or approvals outside of the United States for the Wolf Dissector and, assuming we obtain such approval or certification, we anticipate releasing the Wolf Dissector for sale in the European Union in 2005.

Sales, Marketing and Medical Education

Our sales and marketing efforts focus on educating doctors concerning our unique technologies and the benefits of the AtriCure bipolar ablation system. We do not market or promote the use of our system for the treatment of AF or the ablation of cardiac tissue. Our sales personnel call on cardiothoracic surgeons, electrophysiologists and other doctors to discuss the general attributes of our system. We train our sales force on the use of our system to treat AF so that they are able to respond to unsolicited requests from doctors for information on the use of our system for the treatment of AF. We have entered into consulting agreements with leading cardiothoracic surgeons and electrophysiologists who assist us with the design, clinical testing and evaluation of our products. We also provide unrestricted educational grants to several leading institutions. These institutions have used these grants to sponsor independent activities to evaluate the effectiveness of our system and our technology, which has increased the number of peer-reviewed publications that cite the use of our system. These unrestricted grants have also been used by these institutions to sponsor educational programs relating to AF, including programs which focus on the surgical treatment of AF using our system.

We have recently formed a healthcare compliance committee in support of our ongoing efforts to improve compliance with applicable federal and state healthcare laws and regulations. This committee has recently instituted standard operating procedures relating to our marketing and promotional activities, grant review and funding procedures, and the training and education of our sales force. We have modified our training and educational programs to include training on federal and state requirements for marketing medical devices, and we have revised and maintain continuous oversight of our grant application and funding procedures and requirements.

Our sales team is led by a vice president of sales and two sales directors. As of March 31, 2005, our sales force had a total of approximately 29 employees, including 20 full-time regional sales representatives. We also use several independent manufacturers’ representatives in the United States. We select our sales personnel based on their expertise in the medical device field, sales experience, reputation in the medical device industry, and their knowledge of our products and technologies. We plan to continue to increase the size of our sales organization to expand our customer base and to increase utilization of our system by our customer base.

We market and sell our products in selected markets outside of the United States through independent distributors. During 2004, sales outside of the United States accounted for approximately 7.4% of our total revenues. We have a network of distributors outside of the United States who currently market and sell our products in Asia, Europe, the Middle East and South America. We continue to expand our presence in markets outside of the United States, including our recent entry into China and planned sales to Brazil in 2005.

Competition

Our industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human resources than we do and have established reputations with our target customers, as well as worldwide distribution channels that are more established and developed than ours. Our primary competitors include Guidant Corp., Medtronic, Inc., St. Jude Medical Inc., Boston Scientific Corp., Edwards Lifesciences Corp. and CryoCath Technologies Inc. Currently, no company has received FDA approval or clearance to market an ablation system for use as a treatment for AF. However, our competitors have FDA clearance to market their products that utilize a single pole design to ablate cardiac tissue. We and our competitors provide products that have been adopted by doctors for the off-label treatment of AF.

We and many of our competitors have developed surgical ablation devices that have been used to treat AF during open-heart surgical procedures. These companies utilize a variety of different technologies as energy sources for their ablation devices, including laser technology, microwave, cryothermy, high-intensity focused ultrasound, and radio frequency technologies. Each of these companies is also currently working with its core technology to develop devices that can be used as a sole-therapy minimally invasive AF treatment.

Some of our competitors offer catheter-based treatments, including Biosense Webster, Inc., EP Technologies, St. Jude Medical, Inc., and Cardima, Inc. These companies sell products that are used by doctors to treat the population of patients that have AF but are not candidates for open-heart surgery, which is the same group of patients that we believe would most benefit from sole-therapy minimally invasive AF treatments using the AtriCure bipolar ablation system. Some of these catheter-based treatments already have FDA clearance or approval for cardiac use, including the treatment of certain arrhythmias, although none has approval for the treatment of AF.

We believe that we compete favorably against companies that have products that are currently being used for the surgical treatment of AF, particularly in the market for devices that are being used for the treatment of AF as a sole-therapy minimally invasive procedure, although we cannot assume that we will be able to continue to do so in the future or that new devices that perform better than our system will not be introduced. We also believe that our system competes favorably when compared to catheter-based treatments.

Because of the size of the AF market and the unmet need for an AF cure, competitors have and will continue to dedicate significant resources to aggressively market their products. New product developments that could compete with us more effectively are likely because the surgical AF treatment market is characterized by extensive research efforts and technological progress.

Competitors may develop technologies and products that are safer, more effective, easier to use or less expensive than our system. To compete effectively, we have to demonstrate that our system is an attractive alternative to other treatments by differentiating our products on the basis of safety, efficacy, performance, ease of use, brand and name recognition, reputation, service and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to or prefer the products offered by these competitors. We expect that competitive pressures may result in price reductions and reduced margins over time for our products. Our system may be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors.

Third-Party Reimbursement

Payment for patient care in the United States is generally made by third-party payors. These payors include private insurers and government insurance programs, such as Medicare or Medicaid. The Medicare program, the largest single payor in the United States, is a federal health benefit program administered by the Centers for Medicare and Medicaid Services, or CMS, and covers certain medical care items and services for eligible elderly, blind, and disabled individuals. The coverage under Part A of the Medicare program includes hospital and other institutional services, while Part B of Medicare includes doctors’ services. Because medicare beneficiaries comprise a large percentage of the populations for which our system is used, and private insurers may follow the coverage and payment policies for Medicare, Medicare’s coverage and payment policies are significant to our operation.

The original fee-for-service portion of the Medicare Part A program pays hospitals for inpatient services under a prospective payment system, which provides for a pre-determined payment amount based on a patient’s discharge diagnosis. Discharge diagnoses are grouped into Diagnosis Related Groups, or DRGs, which determine the payment amount for the inpatient hospital services. The payment amount is intended to reflect the costs of admitting and treating the patient. These payment amounts differ for each inpatient discharge. Currently, hospitals do not receive any additional payments from the fee-for-service Medicare program for the cost of inpatient treatment of AF as part of an open-heart procedure. In these cases, the use of an ablation device to provide the AF treatment is included in the payment for the open-heart procedure. Sole-therapy minimally invasive AF treatment also qualifies for payment from the fee-for-service Medicare Part A program, which allows the hospital to receive payment for this type of AF treatment. The Medicare program has adopted specific hospital inpatient treatment codes describing AF treatment by ablation in sole-therapy and open-heart procedures such as those provided through the use of the AtriCure bipolar ablation system. However, the existing Medicare inpatient coverage, coding or payment polices are subject to change by CMS. As a result, the continuance of current coverage, coding or payment determinations cannot be guaranteed, and any change may have an adverse impact on our operations.

Doctors are reimbursed for their services separately under the Medicare Part B physician fee schedule. Doctors performing AF treatment during an open-heart procedure receive a payment that reflects several factors, including the time and complexity of the AF treatment. Doctors who perform a sole-therapy minimally invasive procedure receive payment that is comparable to the reimbursement paid to doctors for performing an open-heart surgical procedure.

Claims for procedures using our system are typically submitted by the doctor to Medicare Part B carriers (typically insurance companies under contract to CMS) or other health insurers using established billing codes, including the Current Procedural Terminology, or CPT, billing codes maintained by the American Medical Association. The billing codes identify the procedure or procedures performed and are relied upon to determine third-party payor amounts. Existing CPT billing codes describe surgical cardiac ablation procedures. Market acceptance of our products is dependent on coverage and adequate payment levels from such payors.

Currently, we believe that the AF treatment reimbursement rates are adequate for doctors and hospitals to cover the use of our system for the treatment of AF. In 2004, the national Medicare payment rate for an open-heart procedure, whether or not the AF treatment is included, was approximately $24,000 to $45,000, depending on the type of open-heart procedure being performed, the geographic region and the type of facility. National medical hospital rates for AF treatment performed as a sole-therapy minimally invasive treatment were also approximately $24,000 to $45,000, depending on the geographic region and type of facility. The cost of AF treatment performed during open-heart surgical procedures is not reimbursed separately by the Medicare program and the reimbursement rules for open-heart surgical procedures include supplies, including the use of an ablation device, but exclude doctor’s fees for these procedures, which payors remit to doctors in addition to the amounts paid to hospitals for AF treatment procedures. Payment rates of other third-party payors may be the same as or higher or lower than Medicare rates, depending on their particular reimbursement methodology.

In addition to the Medicare program, many private payors look to CMS policies as a guideline in setting their coverage policies and payment amounts. The current coverage policies of these private payors may differ from the Medicare program, and the payment rates they make may be higher, lower, or the same as the Medicare program. If CMS or other agencies decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors do not follow the Medicare guidelines, and those payors may reimburse only a portion of the cost of AF treatment, or not at all.

The AtriCure bipolar ablation system has received FDA clearance for the ablation and coagulation of soft tissues during certain non-cardiac-related surgical procedures. However, because the FDA does not regulate the practice of medicine, doctors may use the AtriCure bipolar ablation system in other circumstances where they deem it medically appropriate based on the independent exercise of their professional judgment, even though the FDA has not approved or cleared our system for that indication. In these circumstances, some government or private payors, including some Medicare carriers, may make coverage and payment determinations on a case-by-case basis. Additionally, some government or private payors may deem the treatment of AF using the AtriCure bipolar ablation system for indications not approved or cleared by the FDA to be experimental or not medically necessary and, as such, may not provide coverage or payment.

Recent Events

Contemporaneously with the closing of this offering, we anticipate acquiring Enable, the manufacturer of our Isolator handpieces, which are an essential component of the AtriCure bipolar ablation system. We have entered into a merger agreement with Enable and made an initial payment of $500,000, which is non-refundable unless the agreement is terminated due to a breach or a failure by Enable. Under the terms of this agreement, if the closing occurs on or before July 1, 2005, the purchase price will be an additional $6 million, or an additional $6.5 million if the closing occurs after July 1, 2005 but prior to December 31, 2005, when the agreement expires. If prior to the closing of this offering, Enable sells certain of its assets unrelated to the AtriCure bipolar ablation system, we will receive 50% of the proceeds from such sale assuming that our acquisition of Enable closes. If after the closing of the merger but prior to the third anniversary of the closing of the acquisition, we sell those assets for more than $1 million, we will be required to pay the former shareholders of Enable 50% of the consideration we receive from that sale in excess of $1 million, subject to a maximum payment to the Enable shareholders of $2 million. In January 2005, Enable made a cash dividend to its shareholders of $500,000. Prior to our acquisition, Enable is entitled, subject to certain conditions, to make cash dividends to its shareholders of up to $500,000. We believe that our acquisition of Enable will provide us with better control over research, development and manufacturing activities, improve our margins and secure our access to our Isolator handpieces.

Government Regulation

The AtriCure bipolar ablation system is a medical device subject to regulation by the FDA, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries. We currently market our system in the United States under a 510(k) clearance for the ablation and coagulation of soft tissues during general, ear, nose and throat, thoracic, gynecologic and urologic surgical procedures. Currently, our system may not be marketed for ablation of cardiac tissue or for the treatment of AF without obtaining additional clearances and approvals from the FDA. In December 2004, we submitted a 510(k) notification for our system to expand its indications for use to include cardiac tissue ablation. This submission is currently under review by the FDA and we cannot assure you that we will obtain this clearance.

The FDA requires that premarket approval be obtained for a device before it can be marketed for the treatment of AF. A PMA will require clinical data supporting the safe and effective use of the device in the treatment of AF. In December 2003, we received an IDE from the FDA to conduct clinical trials of our system in a prospective, multi-center trial, known as the RESTORE-SR trial, to evaluate the safety and efficacy of our system for the treatment of AF during open-heart surgery. In addition, in January 2005, we filed with the FDA for an IDE to conduct a clinical trial to demonstrate the feasibility of using the AtriCure bipolar system for the sole-therapy minimally invasive treatment of AF that also includes removal of a portion of the heart called the left atrial appendage. If this feasibility trial is permitted to proceed and is successful, we would need to conduct a pivotal trial to support marketing authorization. We cannot assure you that we will successfully complete the current RESTORE-SR trial, receive approval for any additional clinical trials or submit and obtain approval for our system for use in treating AF.

Our Wolf Dissector is also a medical device subject to regulation by the FDA, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries. We currently market this product in the United States under a 510(k) clearance for use in the dissection of soft tissues during general, ear, nose and throat, thoracic, urological and gynecological surgical procedures. We are not currently seeking any further approvals or clearances from the FDA relating to this device.

FDA regulations govern nearly all of the activities that we perform, or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses. The activities that FDA regulates include the following:

•	product design, development and manufacture;

•	product safety, testing, labeling and storage;

•	pre-clinical testing in animals and in the laboratory;

•	clinical investigations in humans;

•	premarketing clearance or approval;

•	record keeping and document retention procedures;

•	advertising and promotion;

•	product marketing, sales and distribution;

•	post-marketing surveillance and medical device reporting, including reporting of deaths, serious injuries, device malfunctions or other adverse events; and

•	corrective actions, removals, and recalls.

FDA’s Premarket Clearance and Approval Requirements. Unless an exemption applies, each medical device distributed commercially in the United States will require either prior 510(k) clearance or a PMA from the FDA. Medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device. Devices deemed to pose lower risks are placed in either Class I or II, which requires the manufacturer to submit to the FDA a 510(k) notification requesting clearance to commercially distribute the device. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, or predicate device, are placed in Class III, requiring submission of a PMA supported by clinical trial data. The FDA has previously classified the AtriCure bipolar ablation system as a Class II device and has granted us 510(k) clearance to market this product for the ablation and coagulation of soft tissues during certain surgical procedures. However, to market our system for the treatment of AF, the FDA requires that we seek approval through submission to the FDA of a PMA, a much more demanding process than the 510(k) notification process. Both 510(k)s and PMAs must now be submitted with a potentially substantial user fee payment to the FDA, although certain exemptions and waivers can apply, including certain exemptions and waivers for small businesses.

510(k) Clearance Pathway. When 510(k) clearance is required, we must submit a notification to the FDA demonstrating that our proposed device is substantially equivalent to a predicate device, previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. The FDA is required to respond to a 510(k) notification within 90 days of submission, but the response may be a request for additional information or data, including clinical data. As a practical matter, 510(k) clearance often takes significantly longer than 90 days, and may take up to one year or more. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the device is automatically placed into Class III, requiring the submission of a PMA. Any modification to a 510(k)-cleared device that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, in connection with safety and effectiveness, approval of a premarket approval application. The FDA requires every manufacturer to make the determination regarding a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. We have made modifications to elements of our system, but we do not believe that such modifications will require us to seek additional 510(k) clearance. The FDA may not agree with our decisions regarding whether new 510(k) clearances are required. If the FDA disagrees with us and requires us to submit a new 510(k) or premarket approval application, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or penalties. Furthermore, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

Premarket Approval Pathway. A PMA application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The PMA application process is much more demanding than the 510(k) notification process. A PMA application must be supported by extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

After a PMA is submitted and the FDA has determined that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing. The FDA has 180 days to review an “accepted” PMA, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New PMAs or PMA supplements are required for significant modification to the device, including indicated use, manufacturing process, labeling and design of a device that is approved through the premarket approval process. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials. Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. In the United States, clinical trials for a significant risk device require the prior submission of an application for an IDE to the FDA for approval. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, and any available data on human clinical experience, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The animal and laboratory testing must meet the FDA’s good laboratory practice, or GLP, requirements. The IDE must be approved in advance by the FDA for a specific number of patients. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, overseeing the welfare of the research subjects and responsible for that particular clinical trial. If the product is considered a non-significant risk device under FDA regulations, only the patients’ informed consent and IRB approval are required. Clinical trials are subject to extensive recordkeeping and reporting requirements. Our clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites, and must comply with FDA regulations, including but not limited to those relating to good clinical practices. We are also required to obtain the patients’ informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA approval to market the product in the United States. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Educational Grants. The FDA permits a device manufacturer to provide financial support, including support by way of grants, to third-parties for the purpose of conducting medical educational activities. If these funded activities are considered by the FDA to be independent of the manufacturer, then the activities fall outside the restrictions on off-label promotion to which the manufacturer is subject.

The FDA considers several factors in determining whether an educational event or activity is independent from the substantive influence of the device manufacturer and therefore nonpromotional, including the following:

•	whether the intent of the funded activity is to present clearly defined educational content, free from commercial influence or bias;

•	whether the third-party grant recipient and not the manufacturer has maintained control over selecting the faculty, speakers, audience, activity content, and materials;

•	whether the program focuses on a single product of the manufacturer without a discussion of other relevant existing treatment options;

•	whether there was meaningful disclosure to the audience, at the time of the program, regarding the manufacturer’s funding of the program, any significant relationships between the provider, presenters, or speakers and the supporting manufacturer, and whether any unapproved uses will be discussed; and

•	whether there are legal, business, or other relationships between the supporting manufacturer and the provider or its employees that could permit the supporting manufacturer to exert influence over the content of the program.

We believe that the activities we support pursuant to our educational grants program are in accordance with these criteria for independent educational activities.

Pervasive and Continuing Regulation. There are numerous regulatory requirements governing the approval and marketing of a product. These include:

•	FDA’s QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	clearance or approval of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use;

•	medical device reporting, or MDR, regulations, which require that manufacturers comply with reporting requirements of the FDA and report if their device may have caused or contributed to an adverse event, a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

•	notices of correction or removal and recall regulations.

MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to an adverse event, a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. As of March 31, 2005, we have notified the FDA of seven reports of complications during procedures utilizing our products. On April 19, 2004, we reported to the FDA a complication during a procedure using our first generation dissection tool, the PVI-7, which complication included a small disruption to the pulmonary vein and required conversion from a thoracotomy to a sternotomy. No long-term damage to the patient was reported. We no longer manufacture or sell this dissector tool. The remaining seven MDRs relate to our Isolator handpieces. On October 13, 2004, we reported an incident involving a 1-mm perforation during ablation using our system during an aortic valve replacement surgery. The perforation was repaired with one suture with no clinical consequence reported. On December 17, 2004, we reported an incident involving a malfunction of our system described as “lining of forceps broke during clamping” that resulted in no clinical consequence reported. On January 3, 2005, we notified the FDA of a broken insulator cap on the tip of an Isolator handpiece. No clinical consequence was reported as a result of the break. On January 15, 2005, we reported a complication during a procedure using our system where the tip of an Isolator handpiece lacerated a patient’s left ventricle. The laceration was surgically repaired and there was no clinical consequence reported. On January 17, 2005, we reported a complication during a procedure using our system, wherein the jaw of an Isolator handpiece perforated a patient’s pulmonary artery.

The pulmonary artery was surgically repaired and there was no clinical consequence reported. On February 3, 2005, we reported a complication during a procedure using our system where there was a perforation of a patient’s left atrial cuff. The left atrial cuff was surgically repaired and there was no clinical consequence reported. On March 8, 2005, we reported a complication during a procedure using our system where bleeding occurred in the patient’s right pulmonary artery. Surgical intervention was required to control the bleeding and there was no clinical consequence reported.

Advertising and promotion of medical devices are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims.

We have registered with the FDA as a medical device manufacturer. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers.

Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

Fraud and Abuse and False Claims. We are directly and indirectly subject to various federal and state laws governing our relationship with healthcare providers and pertaining to healthcare fraud and abuse, including anti-kickback laws. In particular, the federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. In implementing the statute, the Office of Inspector General of the U.S. Department of Health and Services, or OIG, has issued a series of regulations, known as the “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable element of a safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

The Federal False Claims Act imposes civil liability on any person or entity who submits, or causes the submission of a false or fraudulent claim to the United States Government. Damages under the Federal False Claims Act can be significant and consist of the imposition of fines and penalties. The Federal False Claims Act also allows a private individual or entity with knowledge of past or present fraud on the federal government to sue on behalf of the government to recover the civil penalties and treble damages. The U.S. Department of Justice on behalf of the government has successfully enforced the Federal False Claims Act against pharmaceutical manufacturers. The federal suit has alleged that pharmaceutical manufacturers whose marketing and promotional practices were found to have included the off-label promotion of drugs or the payment of prohibited kickbacks to doctors violated the FCA on the grounds that these prohibited activities resulted in the submission of claims to federal and state healthcare entitlement programs such as Medicaid, resulting in the payment of claims by Medicaid for the off-label use of the drug which was not a use of the drug otherwise covered by Medicaid. Such manufacturers have entered into settlements with the federal government under which they paid amounts and entered into corporate integrity agreements, or CIAs, that require, among other things, substantial reporting and remedial actions.

The Federal authorities, and state equivalents, may likewise seek to enforce the False Claims Act against medical device manufacturers. We believe that our marketing practices are not in violation of the Federal False Claims Act or state equivalents, but we cannot assure you that the federal authorities will not take action against us and, if such action were successful, we could be required to pay significant fines and penalties and change our marketing practices. Such enforcement could have a significant adverse effect on our ability to operate.

We engage in a variety of activities that are subject to these laws and that have come under particular scrutiny in recent years by federal and state regulators and law enforcement entities. These activities have included, consulting arrangements with cardiothoracic surgeons, grants for training and other education, grants for research, and other interactions with doctors.

AdvaMed is one of the primary United States trade associations for medical device manufacturers. This association has established guidelines and protocols for medical device manufacturers in their relationships with healthcare professionals on matters including research and development, product training and education, grants and charitable contributions, support of third-party educational conferences, and consulting arrangements. Adoption of the AdvaMed Code by a medical device manufacturer is voluntary, and while the OIG and other federal and state healthcare regulatory agencies encourage its adoption and may look to the AdvaMed Code, they do not view adoption of the AdvaMed Code as proof of compliance with regulatory matters.

We have adopted the AdvaMed Code and incorporated its principles in our standard operating procedures, sales force training programs, and relationships with doctors. Key to the underlying principles of the AdvaMed Code is the need to focus the relationships between manufacturers and healthcare professional on matters of training, education and scientific research, and limit payments between manufacturers and healthcare professionals to payment of fair market value for legitimate services provided and payment of modest meal, travel and other expenses for a healthcare professional under limited circumstances. We have incorporated these principles into our relationships with healthcare professionals under our consulting agreements, payment of travel and lodging expenses, grant making procedures and sponsorship of third-party conferences. In addition, the Company has conducted training sessions on these principles.

Regulation Outside of the United States. Sales of medical devices outside of the United States are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain certification or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory body in Europe is that of the European Union, which has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture and labeling of and clinical trials and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, and other countries that comply with or mirror these directives. The method for assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. Such an assessment is required for a manufacturer to commercially distribute the product throughout these countries. International Standards Organization, or ISO, 9001 and ISO 13845 certifications are voluntary standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. We have the authorization to affix the CE Mark to our system and to commercialize our system in the European Union for the ablation and coagulation of soft tissues during general, ear nose and throat, thoracic, gynecologic and urologic surgical procedures.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business, and we rely on a combination of patent, copyright, trademark and trade secret laws to protect our interests. Our ability to protect and use our intellectual property rights in the continued development and commercialization of our technologies and products, operate without infringing the proprietary rights of others, and prevent others from infringing our proprietary rights is crucial to our continued success. We will be able to protect our products and technologies from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents, trademarks or copyrights or are effectively maintained as trade secrets, know-how or other proprietary information.

We seek patent protection relating to our system and other important technologies we develop in both the United States and in selected foreign countries. While we own much of our intellectual property, including patents, patent applications, trademarks, trade secrets, know-how and proprietary information, we also license related technology of importance to commercialization of our products. For example, to continue developing and commercializing our current and future products, we may license intellectual property from commercial or academic entities to obtain the rights to technology that is required for our research, development and commercialization activities.

All of our employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with their relationship with us. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our system or obtain and use information that we regard as proprietary.

We devote significant resources to obtaining patents and other intellectual property and protecting our other proprietary information. We have already obtained patents or filed patent applications on a number of our technologies, including patents and patent applications relating to our bipolar ablation system and ancillary devices. If valid and enforceable, these patents may give us a means of blocking competitors from using infringing technology to compete directly with our products. We also have certain proprietary trade secrets that may not be patentable or for which we have chosen to maintain secrecy rather than file for patent protection. With respect to proprietary know-how that is not patentable, we have chosen to rely on trade secret protection and confidentiality agreements to protect our interests.

As of March 31, 2005, we had the following portfolio of 39 issued patents or patent applications covering our proprietary technologies and products:

•	2 issued United States patents;

•	25 United States non-provisional patent applications;

•	2 United States provisional patent applications;

•	5 pending foreign patent applications that are in various national stages of prosecution; and

•	5 pending foreign applications filed pursuant to the Patent Cooperation Treaty, or PCT, not at the national stage.

Manufacturing

Upon our anticipated acquisition of Enable contemporaneously with the closing of this offering, we will manufacture the majority of the components that comprise the AtriCure bipolar ablation system. Some of the components of our system, including our ASU, will still come from outside suppliers. We inspect, assemble, test and package our products in West Chester, Ohio and our products are sterilized by outside sterilization facilities.

Purchased components for our system are generally available from more than one supplier, with the exception of our ASU. Our ASU is a critical component of the AtriCure bipolar ablation system, and there are relatively few alternative sources of supply available. We do not carry a significant inventory of this component and obtaining a replacement supplier for the ASU, if required, may not be accomplished quickly or at all and could involve significant additional costs. With the exception of Enable and the supplier of our ASU, our suppliers have no contractual obligations to supply us with, and we are not contractually obligated to purchase from them, any of our supplies. Any supply interruption or failure to obtain our ASU would limit our ability to sell our system and could have a material adverse effect on our business, financial condition and results of operations.

Order quantities and lead times for components purchased from outside suppliers are based on our forecasts derived from historical demand and anticipated future demand. Lead times may vary significantly depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the components and subassemblies. To date, we have not experienced significant delays in obtaining any of our components. There are no unique or proprietary processes required in manufacturing our components. We are under no contractual obligations that preclude us from developing products or sourcing components from new suppliers.

We and our component suppliers are required to manufacture our products in compliance with QSR. The QSR regulates extensively the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA enforces the QSR through periodic inspections that may be announced or unannounced and may include the manufacturing facilities of our subcontractors. Our failure or the failure of our component suppliers to maintain compliance with the QSR requirements could result in the shutdown of our manufacturing operations or the recall of our products, which would have a material adverse effect on our business. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result. We also could be subject to injunctions, product seizures, or civil or criminal penalties.

We regularly audit our suppliers for compliance with QSR, and applicable ISO standards. We have been an FDA-registered medical device manufacturer since November 2002. We obtained our CE Mark in June of 2002, and our quality systems and facility practices are certified to ISO 13485:2003; MDD 93/42/EEC, or CE Mark; and CMDCAS, or Canadian regulations. We believe that we are currently in good standing with the FDA and are subject to pre-announced inspections. Our current quality system is developed to comply with QSR and ISO standards. Enable has advised us that it is in full compliance with ISO 9001:1994, and ISO 13485:2003. Enable has undergone two full quality system audits and six surveillance audits by TUV America, Inc. Enable’s most recent audit was in December 2004 and was a full quality system audit. There were no major non-conformance issues and Enable has advised us that it is in substantial compliance with ISO 13485:2003.

We were inspected by the FDA in February 2003 as part of a not-for-cause, general QSR inspection. The FDA made no observations requiring our response. There were no findings that involved a material violation of regulatory requirements. Enable was inspected by the FDA in June 2000 as part of a not-for-cause, general QSR inspection. The FDA made five observations that did not require any response, but Enable provided the FDA with a response of corrective action. In December 2004, the manufacturer of our ASU was inspected by the FDA as part of a not-for-cause, general QSR inspection. The FDA issued a notice with three observations requiring responses. Enable has addressed those observations and recently sent their responses to the FDA.

Enable has been registered with the Ohio Environmental Protection Agency, or Ohio EPA, as a small waste generator since 2001. The Ohio EPA audited Enable in March 2001 and made four observations. Enable performed corrective action and the Ohio EPA found all corrective actions taken to be effective.

We are currently increasing our manufacturing capabilities as we increase commercialization efforts. Manufacturers can experience difficulties in significantly scaling up production capacities, which may include problems with capacity, production yields and quality control. If we are unable to manufacture our products to keep up with demand, we would not meet expectations for growth of our business.

Research and Development

Our research and development group develops product enhancements and new products to address unmet procedural and market needs with the goal of increasing revenue. The major focus of the group is to explore new products and technologies to expand options for the treatment of AF and stroke prevention during open-heart surgical procedures and as a sole-therapy minimally invasive treatment. Additionally, we are exploring new products for patients who have no history of AF, are undergoing open-heart surgery and may be predisposed for developing AF, including patients at risk of developing post-operative AF, a temporary complication associated with cardiac surgery. Our research and development expenses were approximately $4.4 million in 2004, $2.5 million in 2003 and $2.7 million in 2002.

Employees

As of March 31, 2005, we had 73 full-time employees, including 28 in research and development, regulatory and clinical affairs, 31 in sales and marketing, and 14 in administration. In addition, Enable had 49 full-time employees as of that date, including 15 in research and development and regulatory and clinical affairs, two in sales and marketing, and four in administration. None of the employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good. We also employ independent contractors to support our development, regulatory, sales, marketing, and administrative activities.

Facilities

We maintain our headquarters in West Chester, Ohio in a facility of approximately 12,200 square feet, which contains both office and warehouse space. We currently pay monthly rent of approximately $10,000 and the lease for this facility expires in May 2009. In addition, Enable leases approximately 17,500 square feet of office and production space and 5,800 square feet of warehouse space in West Chester, Ohio, pursuant to three separate leases with an aggregate monthly rent of approximately $15,000 and each lease for these facilities will expire in 2010. We believe that our existing facilities are adequate to meet our immediate needs and that suitable additional space will be available in the future on commercially reasonably terms as needed.

Legal Proceedings

We are not party to any pending or threatened litigation. We may from time to time become a party to legal proceedings arising in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors as of March 31, 2005.

Name	Age	Position(s)
Richard M. Johnston(1)(2)	70	Chairman of the Board
David J. Drachman	46	President, Chief Executive Officer and Director
Michael D. Hooven	49	Chief Technology Officer and Director
June M. Simmons	45	Director of Finance
Salvatore Privitera	38	Vice President; Product Development
Elsa Chi Abruzzo	37	Vice President; Regulatory and Clinical Affairs
James L. Lucky	44	Vice President; Quality Assurance and Healthcare Compliance
Richard S. Walsh	41	Vice President; Sales
Donald C. Harrison, M.D.(1)(2)	71	Director
Alan L. Kaganov(3)	66	Director
Karen P. Robards(1)(2)	55	Director
Norman R. Weldon, Ph.D.(2)(3)	70	Director
Lee R. Wrubel, M.D.(3)	41	Director

(1)	Member of audit committee
(2)	Member of nominating and corporate governance committee
(3)	Member of compensation committee

Richard M. Johnston has served as one of our directors since June 2002 and as Chairman of the Board since February 2005. Since 2000, Mr. Johnston has been a managing member of Camden Partners Holdings, LLC, a private equity firm that holds approximately 11.7% of our common shares prior to this offering. Mr. Johnston currently serves as a director of several of Camden Partners’ portfolio companies, including Lombard Medical Technologies plc, COHR, Inc., Medivance, Inc., Pharmanetics, Inc., and Webmedx, Inc. From 1961 to 2000, Mr. Johnston was employed by The Hillman Company, an investment holding company with diversified operations, where he served from 1970 to 2000 as Vice President, Investments and as a director. From 1979 to 2003, Mr. Johnston was Chairman of the Board of The Western Pennsylvania Hospital, and its successors, The Western Pennsylvania Healthcare System and West Penn Allegheny Health System. Mr. Johnston received his B.S. from Washington and Lee University and his M.B.A. from The Wharton School, University of Pennsylvania.

David J. Drachman has served as President, Chief Executive Officer and a director since October 2002. From 2000 to 2002, Mr. Drachman served as President of Impulse Dynamics N.V., a development stage medical device company focusing on implantable electrical solutions for the treatment of heart failure, diabetes and eating disorders. From 1997 to 1999, Mr. Drachman served in a variety of positions, including Vice President of Strategic Development at Biosense Webster, Inc., a Johnson & Johnson, Inc. subsidiary that designs and manufactures diagnostic and therapeutic cardiac catheters. Mr. Drachman received his B.A. from the University of Louisville and holds North American Society of Pacing and Electrophysiology certifications in Electrophysiology, Cardiac Pacing and Defibrillation.

Michael D. Hooven is one of our co-founders and has served as Chief Technology Officer and a director since August 2002 and as Chairman of the Board from August 2002 through February 2005. From November 2000 to August 2002, he served as our President and Chief Executive Officer. Since 1994, Mr. Hooven has served as Chairman of the Board, and has previously served as President and Chief Executive Officer of Enable, a developer and manufacturer of surgical instruments that Mr. Hooven co-founded and that we anticipate acquiring contemporaneously with the closing of this offering. Mr. Hooven is also a director of Omeris, Inc., a not-for-profit company devoted to building and accelerating the bioscience industry, research and education and is a member of the advisory board of EnteraTech, Inc., a privately-held life sciences company. From 1986 to 1994, Mr. Hooven served as Director of New Product Development at Ethicon Endo-Surgery, Inc., a developer and manufacturer of minimally invasive surgical instruments. Mr. Hooven received his B.S. and M.S. from the University of Michigan.

June M. Simmons has served as our Director of Finance since January 2003 and previously served as our Controller from April 2002 to January 2003 and as our Accounting Manager from December 2001 to April 2002. From 2000 to 2001, Ms. Simmons served as Accounts Payable Manager for the United Dairy Farmers, Inc. chain of convenience stores. From 1997 to 2000, Ms. Simmons served as an Account Supervisor for CTC Parker, a division of Parker Hannifin Corp., a publicly-held designer and developer of factory automation products. Ms. Simmons received her B.S. and M.B.A. from Upper Iowa University.

Salvatore Privitera has served as our Vice President; Product Development since October 2003, and previously served in the same capacity in 2001. From 1990 to 2000 and from 2001 to 2003, Mr. Privitera served as Director of Product Development of Ethicon Endo-Surgery, Inc. Mr. Privitera received his B.S. from University of Buffalo and his M.B.A. from Xavier University.

Elsa Chi Abruzzo has served as our Vice President; Regulatory and Clinical Affairs since February 2004. From 2002 to 2004, Ms. Abruzzo served as Senior Director, Regulatory and Clinical Affairs of Percutaneous Valve Technologies, Inc., a medical device manufacturer. From 1997 to 2002, Ms. Abruzzo served as Director of Regulatory Affairs and Manager of Regulatory Affairs of CryoLife, Inc., a publicly-held developer of implantable medical devices. Prior thereto, Ms. Abruzzo held a number of increasingly responsible positions in manufacturing engineering, quality assurance, clinical research and regulatory affairs at various medical device companies, including Baxter International, Inc., Cordis Corporation and Cordis Endovascular (a subsidiary of Johnson & Johnson). Ms. Abruzzo received her B.S. from the University of Miami and is a Regulatory Affairs Certified Professional.

James L. Lucky has served as our Vice President; Quality Assurance and Healthcare Compliance since January 2004. From 1997 to 2004, Mr. Lucky served as Vice President of Quality Assurance and Regulatory Affairs for the medical segment of Teleflex, Inc., a publicly-held designer and manufacturer of specialty engineered devices for various industries. Prior to that position, Mr. Lucky held a number of quality assurance positions in the medical device industry, including at Ethicon Endo-Surgery, Inc., Bristol-Myers Squibb Company and Parker Hannifin Corp. Mr. Lucky received his B.S. from Western Michigan University, his M.S. from North Carolina State University and his M.B.A. from Duke University.

Richard S. Walsh has served as our Vice President; Sales since July 2004. From 2003 to 2004, Mr. Walsh served as Vice President of Sales for Stereotaxis, Inc., an emerging technology medical device company. From 1999 to 2003 he served as Director of Sales for Intuitive Surgical, Inc., a medical robotics company. Mr. Walsh has over 15 years of emerging medical device sales experience combined with eight years of military officer experience in the United States Army and the Army National Guard. Mr. Walsh received his B.S. from Embry Riddle Aeronautical University.

Donald C. Harrison, M.D. has served as one of our directors since November 2000. Since 2003, Dr. Harrison has served as a general partner of Charter Life Sciences, L.P., a venture capital investment firm that holds approximately 10.4% of our common shares prior to this offering. He also serves as a director of several public and private companies, including Kendle International, a publicly-held clinical research company, UMD, Inc., a privately-held medical device company he founded, and EnteroMedics, Inc., a privately-held developer of medical devices for the treatment of obesity and gastrointestinal disorders. From 1986 to 2003, Dr. Harrison served in various capacities at the University of Cincinnati Medical Center, including Chief Executive Officer, Senior Vice President and Provost for Health Affairs. Dr. Harrison has previously served as a director of various publicly-held companies, including EP Technology, Inc., Novoste Corporation, InControl, Inc., and SciMed Inc. From 2000 to 2003, Dr. Harrison served as a director of Enable, a developer and manufacturer of surgical instruments that we anticipate acquiring contemporaneously with the closing of this offering. From 1968 to 1986, Dr. Harrison served as co-director of the Falk Cardiovascular Research Center in Stanford, California, Professor of Medicine and William G. Irwin Professor of Cardiology at Stanford University School of Medicine and Chief of Cardiology at Stanford University Hospital. Dr. Harrison received his B.S. from Birmingham Southern College and his M.D. from the University of Alabama College of Medicine.

Alan L. Kaganov has served as one of our directors since May 2001. Since 1996, Dr. Kaganov has been a member, and is generally referred to as “partner,” of Presidio Management Group VIII, LLC, the general partner of various U.S. Venture Partners, or USVP, entities that hold approximately 33.3% of our common shares prior to this offering. Dr. Kaganov has served as Chief Executive Officer of A-Med Systems, Inc., Aptus Endosystems, Inc. and Timi3 Systems, Inc., all USVP portfolio companies that design and develop medical devices. Dr. Kaganov also serves as a director of various privately-held companies, including A-Med Systems, Inc., Aptus Endosystems, Inc., CardioKinetix, Inc., Cryovascular Systems, Inc., Sanarus Medical, Inc., St. Francis Medical Center and Timi3 Systems, Inc. From 2000 to 2004, Dr. Kaganov served as a director of Curon Medical, a publicly-held medical device manufacturer. From 1993 to 1996, Dr. Kaganov served as Vice President, Business Development and Strategic Planning at Boston Scientific Corporation, a publicly-held medical device company. Dr. Kaganov received his B.S. from Duke University, his M.S. and a Sc.D. from Columbia University and his M.B.A. from New York University. In 1970, Dr. Kaganov was awarded a Career Fellowship from the National Institute of Health.

Karen P. Robards has served as one of our directors since November 2000. Since 1987, Ms. Robards has been the President of Robards & Company, a financial advisory firm. Since 1996, Ms. Robards has also served as director of Enable, a developer and manufacturer of minimally invasive surgical instruments that we anticipate acquiring contemporaneously with the closing of this offering. From 1976 to 1987, Ms. Robards was an investment banker at Morgan Stanley where she headed its healthcare investment banking activities. Ms. Robards is the Independent Chair of the Board of several mutual funds managed by Merrill Lynch Investment Managers. Ms. Robards is a founder and President of the Cooke Center for Learning & Development, a not-for-profit educational organization in New York City. Ms. Robards received her B.A. from Smith College and her M.B.A. from Harvard Business School.

Norman R. Weldon, Ph.D. has served as one of our directors since November 2000 and served as Chairman of the Board from November 2000 to August 2002. Since 1992, Dr. Weldon has served as Managing Director of Partisan Management Group, Inc., a venture capital investment firm he co-founded. Dr. Weldon serves as a director of two mutual funds managed by Capital Research Management Company: The New Economy Fund and The SmallCap World Fund. He also serves as a director for several privately-held medical device companies, including Medivance, Inc., Neuronetics, Inc., HemoCleanse, Inc. and Ash Access Technology, Inc. From 2000 to 2002, Dr. Weldon served as a director of Renal Solutions, Inc., a privately-held medical device company. From 1987 to 2004, Dr. Weldon served as a director of Novoste Corporation, a publicly-held medical device company. From 1994 to 2002, Dr. Weldon served as a director of Enable, which he co-founded. From 1976 to 1979, Dr. Weldon served as Chief Executive Officer of CTS Corporation, a publicly-held electronics manufacturer. From 1979 to 1987, Dr. Weldon served as Chief Executive Officer of Cordis Corporation, a publicly-held medical device company. From 1987 to 1996, Dr. Weldon served as Chief Executive Officer of Corvita Corporation, a publicly-held medical device developer and manufacturer he co-founded. Dr. Weldon received his B.S., M.S. and Ph.D. from Purdue University.

Lee R. Wrubel, M.D. has served as one of our directors since February 2005. Since 2000, Dr. Wrubel has served as a General Partner of Foundation Medical Partners, LP, a venture capitalist investment firm that holds approximately 7.0% of our common shares prior to this offering. Dr. Wrubel also serves as a director of several privately-held medical device companies, including Vascular Architects, Inc., CardioMEMS, Inc. and EsophyX, Inc. Dr. Wrubel currently serves on the Translational Research Advisory Committee of the Muscular Dystrophy Association, and is a member of the Health Leadership Council of Save the Children. Dr. Wrubel received his B.A. from Lafayette College, his M.D. and M.P.H. from Tufts University School of Medicine and his M.B.A. from Columbia Business School.

Board Composition

Our board of directors currently has eight members. Pursuant to an existing voting agreement, the holders of our common stock nominated and elected David J. Drachman, Michael D. Hooven and Norman R. Weldon, Ph.D.; the holders of our Series A preferred stock nominated and elected Donald C. Harrison, M.D. and Karen P. Robards; the holders of our Series B preferred stock nominated and elected Alan L. Kaganov and Richard M. Johnston; and the holders of all our outstanding stock nominated and elected Lee R. Wrubel, M.D.

The authorized number of directors may be changed only by resolution adopted by a majority of the board of directors. The composition of the board of directors will satisfy the independence requirements of the NASDAQ National Market and the SEC.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Pursuant to our amended and restated bylaws, our board of directors may from time to time establish other committees to facilitate the management of our business and operations.

Audit committee

Our audit committee currently consists of Richard M. Johnston, Donald C. Harrison, M.D. and Karen P. Robards. Our audit committee is responsible for assuring the integrity of our financial control, audit and reporting functions and reviews with our management and our independent auditors the effectiveness of our financial controls and accounting and reporting practices and procedures. In addition, this committee reviews the qualifications of our independent auditors, is responsible for their appointment, compensation, retention and oversight and reviews the scope, fees and results of activities related to audit and non-audit services. The composition of the audit committee will satisfy the independence requirements of the NASDAQ National Market and the SEC.

Compensation committee

Our compensation committee consists of Alan L. Kaganov, Norman R. Weldon, Ph.D. and Lee R. Wrubel, M.D. The compensation committee’s principal responsibilities are to administer our stock plans and to set the salary and incentive compensation, including stock option grants, for our Chief Executive Officer and senior staff members. The composition of the compensation committee will satisfy the independence requirements of the NASDAQ National Market.

Nominating and corporate governance committee

Our nominating and governance committee consists of Norman R. Weldon, Ph.D., Donald C. Harrison, M.D., Richard M. Johnston and Karen P. Robards. The nominating and governance committee is responsible for reviewing and making recommendations on the composition of our board and selection of directors, periodically assessing the functioning of our board of directors and its committees, and making recommendations to our board of directors regarding corporate governance matters and practices. The composition of the nominating and corporate governance committee will satisfy the independence requirements of the NASDAQ National Market.

We strive to operate within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with these responsibilities and standards. We have implemented changes to our corporate governance structure and procedures in response to the Sarbanes-Oxley Act of 2002 and the NASDAQ National Market’s current listing standards regarding corporate governance. Upon the closing of the offering, we believe that our current corporate governance structure and procedures will comply with applicable corporate governance requirements. We will strive to maintain our board of directors and committees in full compliance with these corporate governance requirements on an ongoing basis. We will also continue to regularly monitor developments in the area of corporate governance.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship is expected to exist between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. Alan L. Kaganov, Norman R. Weldon, Ph.D. and Delos M. Cosgrove, III, M.D., a former director, served on our compensation committee in 2004.

Director Compensation

We currently do not compensate non-employee directors for their service as directors. We reimburse our directors for reasonable out-of-pocket expenses in connection with attending meetings of our board of directors.

Limitation on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our amended and restated bylaws, we are also empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We have entered into indemnification agreements with our directors and executive officers for the indemnification of and advancement of expenses to these persons to the fullest extent permitted by law.

In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we understand that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Executive Compensation

Summary compensation table

The following table summarizes the compensation paid to, awarded to or earned during the fiscal year ended December 31, 2004 by our Chief Executive Officer and each of the four most highly compensated executive officers whose total salary and bonus exceed $100,000 for services rendered to us in all capacities during 2004. The executive officers listed in the table below are referred to in this prospectus as our named executed officers.

		Annual compensation(1)		Long-term compensation
Name and principal position(s)	Year	Salary	Bonus	Securities underlying options	All other compensation
David J. Drachman President and Chief Executive Officer	2004 2003 2002	$200,000 200,000 43,205	$69,000 40,000 25,000	— —	$	— 113,318 —	(2)

Michael D. Hooven Chief Technology Officer	2004 2003 2002	175,000 175,000 137,083	— — —	— — —		— — —

Elsa Chi Abruzzo Vice President; Regulatory and Clinical Affairs	2004 2003 2002	131,250 — —	11,888 — —	— —		15,000 — —	(2)

James L. Lucky Vice President; Quality Assurance and Healthcare Compliance	2004 2003 2002	125,000 — —	18,828 — —	— —		52,383 — —	(2)

Salvatore Privitera Vice President; Product Development	2004 2003 2002	125,000 31,248 —	19,078 11,401 —	— —		— — —

(1)	In accordance with the rules of the SEC, the compensation disclosed in this table does not include various perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonus disclosed in this table.
(2)	Consists of an allowance for moving expenses.

Option Grants in Fiscal Year 2004

The following table provides summary information concerning the individual grants of stock options to each of our named executive officers for the fiscal year ended December 31, 2004. The exercise price per share was valued by our board of directors at the estimated fair market value of a share of common stock on the date of grant.

Named executive officers	Number of securities underlying options granted	Percentage of total options granted to employees	Exercise price per share	Expiration date	Potential realizable value at assumed annual rates of stock price appreciation for option term
					0%	5%	10%
David J. Drachman	—	—%	$—	—	$—	$—	$—
Michael D. Hooven	—	—	—	—	—	—	—
Elsa Chi Abruzzo		11.8		2/16/14
James L. Lucky		6.5		1/1/14
Salvatore Privitera	—	—	—	—	—	—	—

Each option represents the right to purchase one share of our common stock. These options generally become vested over four years. In 2004, we granted options to purchase an aggregate of              shares of our common stock to various officers, employees, directors and others.

The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. SEC rules specify the 0%, 5% and 10% assumed annual rates of compounded stock price appreciation, which do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price (assuming an initial public offering price of $             per share). Actual gains, if any, on stock option exercises depend on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table above may not necessarily be achieved.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

There were no option exercises by the named executive officers during our fiscal year ended December 31, 2004. The following table summarizes the value of options held by them as of December 31, 2004. There was no public trading market for our common stock as of December 31, 2004. Accordingly, the value of each unexercised in-the-money options listed below has been calculated on the basis of the assumed initial public offering price of $             per share, less the applicable exercise price per share multiplied by the number of shares underlying the options.

Name	Shares acquired upon exercise	Value realized	Number of securities underlying unexercised options at December 31, 2004		Value of unexercised in-the-money options at December 31, 2004
			Exercisable(1)	Unexercisable	Exercisable	Unexercisable
David J. Drachman	—	$—			$	$
Michael D. Hooven	—	—
Elsa Chi Abruzzo	—	—	—
James L. Lucky	—	—	—
Salvatore Privitera	—	—

(1)	Each of the outstanding options listed above may technically be exercised at any time, whether vested or unvested. Upon the exercise of an unvested option or the unvested portion of an option, the holder will receive shares of restricted stock with a vesting schedule the same as the vesting schedule previously applicable to the option. For purposes of the table above, only vested options have been listed as exercisable.

Employment, Severance and Change of Control Agreements

We have not entered into employment agreements with any of our executive officers.

Other Agreements

All of our current employees and consultants have entered into agreements with us relating to the protection of our confidential information and the assignment of inventions.

None of our employees are employed for a specified term and each employee’s employment with us is subject to termination at any time by either party for any reason, with or without cause.

Equity Compensation Plan Information

2001 Stock Option Plan

In March 2001, our board of directors and shareholders approved the 2001 Stock Option Plan, or the 2001 Plan. The 2001 Plan was last amended by the board of directors on February 2, 2005. The 2001 Plan is designed to provide employees, non-employee members of the board of directors or non-employee members of the board of directors of any parent or subsidiary and consultants who provide services to us or any parent or subsidiary with the opportunity to receive grants of incentive stock options and non-statutory stock options. We believe that the 2001 Plan will promote our interests by providing participants with the opportunity to acquire or increase their proprietary interest in our corporation as an incentive for them to remain in the service of the corporation.

Under the 2001 Plan, we are authorized to grant shares and stock options for the purchase of up to a maximum of                    shares of our common stock. As of March 31, 2005:

•	shares were issuable upon the exercise of outstanding options granted under the 2001 Plan at a weighted average exercise price of $ per share; and

•	shares of common stock were issued upon the exercise of options at purchase prices ranging between $ and $ .

                 shares of common stock were available for future grants under the 2001 Plan as of March 31, 2005. Upon the closing of our initial public offering, we will no longer issue any additional options under the 2001 Plan. Although no future options will be granted under the 2001 Plan, all options previously granted under the 2001 Plan will continue to be outstanding and will be administered under the terms and conditions of the 2001 Plan.

2005 Equity Incentive Plan

Our board of directors adopted our 2005 Equity Incentive Plan on                     , 2005, and our shareholders approved it on                     , 2005. Our Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and any parent or subsidiary’s employees, and for the grant of nonstatutory stock options, stock purchase rights, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any parent or subsidiary’s employees, directors and consultants.

As of                     , 2005, a total of              shares of our common stock were reserved for issuance pursuant to the Equity Incentive Plan, of which no options were issued and outstanding as of that date. The Equity Incentive Plan will become effective contemporaneously with the closing of this offering. In addition, the shares reserved for issuance under our Equity Incentive Plan include (a) shares reserved but unissued under the 2001 Stock Option Plan as of the effective date of this offering, (b) shares returned to the 2001 Stock Option Plan as the result of termination of options or the repurchase of shares issued under such plan, and (c) annual increases in the number of shares available for issuance on the first day of each year beginning with 2006, equal to the lesser of:

•	% of the outstanding shares of common stock on the first day of our fiscal year;

•	shares; or

•	an amount our board may determine.

Our board of directors or a committee of our board administers our Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The administrator determines the exercise price of options granted under our Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than              shares in any fiscal year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to              shares.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance units and performance shares may be granted under our Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals at its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial dollar value equal to the fair market value of our common stock on the grant date.

Our Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our Equity Incentive Plan provides that in the event of a “change of control,” the successor corporation will assume or substitute an equivalent award for each outstanding option, stock appreciation right and stock purchase right. If there is no assumption or substitution of outstanding options, stock appreciation rights and stock purchase rights, the administrator will provide notice to the recipient that he or she has the right to exercise the option, stock appreciation right or stock purchase right as to all of the shares subject to the award, including shares that would not otherwise be exercisable, for a period of time as the administrator may determine from the date of the notice. The award will terminate upon the expiration of such period. In the event an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable.

Our Equity Incentive Plan will automatically terminate in              2015, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the Equity Incentive Plan, provided such action does not impair the rights of any participant.

Description of Equity Compensation Plans

The table below sets forth certain information as of December 31, 2004 regarding the shares of our common stock available for grant or granted under stock option plans that were approved by our shareholders and those that were not approved by our shareholders.

Equity Compensation Plan
	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders		$
Equity compensation plans not approved by security holders	—	—	—

Total		$

401(k) Plan

We have established and maintained a retirement savings plan under section 401(k) of the Code to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax-deferred basis through contributions to the 401(k) plan. We may make matching contributions to the 401(k) plan, subject to established limits. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Code and its associated trust is exempt from federal income taxation under Section 501(a) of the Code. We contributed to our 401(k) plan contributions of approximately $36,000 for 2002, $75,000 for 2003 and $107,700 for 2004.

PRINCIPAL SHAREHOLDERS

The following table shows information with respect to the beneficial ownership of our common stock as of March 31, 2005 and as adjusted to reflect the sale of the common stock being offered in this offering by:

•	each person or group of affiliated persons or entities known by us to beneficially own 5% or more of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants that are exercisable within 60 days of March 31, 2005 are considered to be outstanding. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

The following table reflects the conversion of all outstanding shares of our preferred stock outstanding as of March 31, 2005 into an aggregate of              shares of our common stock, which conversion we intend to effect prior to the offering. This table is based on              shares of our common stock (reflecting the conversion of our preferred stock into our common stock) outstanding as of March 31, 2005 and              shares outstanding immediately after this offering.

Unless otherwise indicated, the address of each shareholder is c/o AtriCure, Inc., 6033 Schumacher Park Drive, West Chester, Ohio 45069.

	Shares beneficially owned prior to this offering				Shares beneficially owned after this offering
Name and address of beneficial owner	Common stock	Options and warrants	Percentage of shares	Shares to be sold in this offering	Common stock, options and warrants	Percentage without exercise of underwriters’ over-allotment option	Percentage with exercise of underwriters’ over-allotment option
Five percent shareholders
Camden Partners(1) One South Street, Suite 2150 Baltimore, MD 21202		—	11.7%			%	%
Charter Ventures(2) 525 University Avenue, Suite 1400 Palo Alto, CA 94301			10.4
Foundation Medical Partners(3) 105 Rowayton Avenue Rowayton, CT 06853		—	7.0
U.S. Venture Partners(4) 2735 Sand Hill Road Menlo Park, CA 94025		—	33.3
Directors and named executive officers:
David J. Drachman	—		2.0
Richard M. Johnston(1)		—	11.7
Michael D. Hooven(5)			9.7
Elsa Chi Abruzzo	—		*
James L. Lucky	—		*
Salvatore Privitera	—		*
Donald C. Harrison, M.D.(6)			13.1
Alan L. Kaganov(4)			33.3
Karen P. Robards			2.2
Norman R. Weldon, Ph.D(7).		—	8.2
Lee R. Wrubel, M.D.(3)		—	7.0
All directors and executive officers as a group (13 persons)			84.7

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)	Consists of shares held by Camden Partners Strategic Fund II-A, L.P. and shares held by Camden Partners Strategic Fund II-B, L.P. Mr. Johnston is a managing member of Camden Partners Holdings, LLC, which provides management and investment advisory services to Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. Mr. Johnston may be deemed to share voting and investment power with respect to the securities held by these entities and disclaims beneficial ownership of the securities held by these entities, except as to his pecuniary interest therein.
(2)	Consists of shares held by CLS I-IV, LLC; shares held by Charter Advisors Fund IV, L.P. and shares held by Charter Entrepreneurs Fund IV, L.P. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P. Dr. Harrison may be deemed to share voting and investment power with respect to the securities held by these entities and disclaims ownership of the shares held by Charter Ventures, except as to his pecuniary interest therein.
(3)	Consists of shares held by Foundation Medical Partners, LP. Dr. Wrubel is a general partner of Foundation Medical Partners, LP. Dr. Wrubel may be deemed to share voting and investment power with respect to the securities held by this entity and disclaims beneficial ownership of the shares held by this entity, except as to his pecuniary interest therein.
(4)	Consists of shares held by U.S. Venture Partners VIII, L.P.; shares held by USVP VIII Affiliated Fund, L.P.; shares held by USVP Entrepreneur Partners VIII-A, L.P. and shares held by USVP Entrepreneur Partners VIII-B, L.P. Dr. Kaganov is a member, and is generally referred to as a “partner,” of Presidio Management Group VIII, LLC, the general partner of U.S. Venture Partners VIII, L.P., USVP VIII Affiliates Fund, L.P., USVP Entrepreneur Partners VIII-A, L.P. and USVP Entrepreneur Partners VIII-B, L.P. Dr. Kaganov does not have any voting or investment power over the securities held by these entities and disclaims ownership of the securities held by these entities, except as to his pecuniary interest therein.
(5)	Consists of shares held by a trust for the benefit of Mr. Hooven; shares held by a trust for the benefit of Susan Spies, Mr. Hooven’s wife; shares underlying options held by Mr. Hooven’s wife; shares held by Mr. Hooven and shares held by a trust for the benefit of Brian A. Hooven, Mr. Hooven’s son. Mr. Hooven may be deemed to share voting and investment power with respect to these shares.
(6)	Consists of shares held by CLS I-IV, LLC; shares held by Charter Advisors Fund IV, L.P., and shares held by Charter Entrepreneurs Fund IV, L.P. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P. Dr. Harrison may be deemed to share voting and investment power with respect to the securities held by these entities and disclaims ownership of the securities held by these entities, except as to his pecuniary interest therein.
(7)	Consists of shares held by The Weldon Foundation; shares held by Partisan Management Group and shares held by Carol J. Weldon, Dr. Weldon’s wife. Dr. Weldon is the president of The Weldon Foundation and a managing director of Partisan Management Group. Dr. Weldon may be deemed to share voting and investment power with respect to the securities held by his wife and these entities and disclaims beneficial ownership of these shares, except as to his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

From January 1, 2002 until the date of this prospectus, there has not been any transaction or series of similar transactions, nor is there currently proposed any transaction or series of similar transactions, to which we were, are, or would be a party, and in which the amount involved exceeded or would exceed $60,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of these persons had or will have a direct or indirect material interest, other than the compensation and compensation arrangements (including with respect to equity compensation) described in “Management” and the transactions described below.

We believe that we have executed all of the transactions described below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal shareholders and their affiliates are on terms no less favorable to us than those that we could obtain from unaffiliated third parties and, in accordance with our audit committee charter and NASDAQ National Market rules, our audit committee shall review and approve all related party transactions that are significant in size.

Issuances of Preferred Stock

In June 2002, we sold and issued an aggregate of              shares of our Series B preferred stock at a purchase price of $         per share. We sold the shares pursuant to a preferred stock purchase agreement under which we made customary representations, warranties and covenants, and provided the purchasers with registration rights under a separate agreement. Upon the closing of this offering, all outstanding shares of Series B preferred stock will automatically convert into an aggregate of              shares of common stock.

The following table summarizes the shares of our preferred stock purchased in these transactions during the three preceding fiscal years by our directors, executive officers and 5% shareholders and by the persons and entities associated with them in these private placement transactions.

Investor	Series B convertible preferred stock
Directors and executive officers
Richard M. Johnston(1)
Donald C. Harrison, M.D.(2)
Alan L. Kaganov(3)
Karen P. Robards
Norman R. Weldon, Ph.D.(4)
Lee R. Wrubel, M.D.(5)

5% shareholders
Camden Partners(1)
Charter Ventures(6)
Foundation Medical Partners(5)
U.S. Venture Partners(3)

(1)	Consists of shares of Series B preferred stock held by Camden Partners Strategic Fund II-A, L.P. and shares of Series B preferred stock held by Camden Partners Strategic Fund II-B, L.P. Mr. Johnston is a managing member of Camden Partners Holdings, LLC, which provides management and investment advisory services to these entities. Mr. Johnston may be deemed to share voting and investment power with respect to the securities held by these entities and disclaims beneficial ownership of the securities held by these entities, except as to his pecuniary interest therein.
(2)

Consists of              shares of Series B Preferred Stock held by Dr. Harrison;              shares of Series B preferred stock held by CLS I-IV, LLC;              shares of Series B preferred stock held by Charter Entrepreneurs Fund IV, L.P. and              shares of Series B preferred stock held by Charter Advisors Fund IV, L.P. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter

Advisors Fund IV, L.P. Dr. Harrison may be deemed to share voting and investment power with respect to the securities held by these entities and disclaims beneficial ownership of the securities held by these entities, except as to his pecuniary interest therein.

(3)	Consists of shares of Series B preferred stock held by U.S. Venture Partners VIII, L.P.; shares of Series B preferred stock held by USVP VIII Affiliates Fund, L.P.; shares of Series B preferred stock held by USVP Entrepreneur Partners VIII-A, L.P. and shares of Series B preferred stock held by USVP Entrepreneur Partners VIII-B, L.P. Dr. Kaganov is a member, and is generally referred to as “partner,” of Presidio Management Group VIII, LLC, the general partner of U.S. Venture Partners VIII, L.P., USVP VIII Affiliates Fund, L.P., USVP Entrepreneur Partners VIII-A, L.P. and USVP Entrepreneur Partners VIII-B, L.P. Dr. Kaganov has no voting and investment power with respect to the securities held by these entities and disclaims beneficial ownership of the securities held by these entities, except as to his pecuniary interest therein.
(4)	Consists of shares of Series B preferred stock held by The Weldon Foundation; shares of Series B preferred stock held by Partisan Management Group and shares of Series B preferred stock held by Carol J. Weldon, Dr. Weldon’s wife. Dr. Weldon is the president of The Weldon Foundation and a managing director of Partisan Management Group. Dr. Weldon may be deemed to share voting and investment power with respect to the securities held by his wife and these entities and disclaims beneficial ownership of these securities.
(5)	Consists of shares of Series B preferred stock held by Foundation Medical Partners, LP. Dr. Wrubel is a general partner of Foundation Medical Partners, LP. Dr. Wrubel may be deemed to share voting and investment power with respect to these securities and disclaims beneficial ownership of these securities, except as to his pecuniary interest therein.
(6)	Consists of shares of Series B preferred stock held by CLS I-IV, LLC; shares of Series B preferred stock held by Charter Entrepreneurs Fund IV, L.P. and shares of Series B preferred stock held by Charter Advisors Fund IV, L.P. Excludes shares of Series B preferred stock held by Dr. Harrison. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P. Dr. Harrison may be deemed to share voting and investment power with respect to the securities held by these entities and disclaims beneficial ownership of the securities held by these entities, except as to his pecuniary interest therein.

Sales of Convertible Notes and Warrants

In April 2002, we borrowed an aggregate amount of approximately $3,500,000 from existing shareholders and new investors. We issued each lending party a convertible promissory note bearing interest at 8% per annum. In June 2002, all principal and accrued interest under these notes were converted into                  shares of our Series B preferred stock. In addition, we issued to these parties warrants to purchase                  shares of our common stock at a purchase price of $             per share.

The purchasers of our convertible promissory notes and warrants to purchase our common stock include, among others, the following directors, executive officers and 5% shareholders:

Investor	Total principal and interest converted	Shares of common stock underlying warrants
Directors and executive officers
Donald C. Harrison, M.D.(1)	$836,280
Alan L. Kaganov(2)	1,717,000
Karen P. Robards(3)	94,940
Norman R. Weldon, Ph.D.(4)	613,070

5% shareholders
Charter Ventures(5)	676,700
U.S. Venture Partners(2)	1,717,000

(1)	Consists of $159,580 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants, held by Dr. Harrison; $630,914 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants held by CLS I-IV, LLC; $11,991 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants held by Charter Advisors Fund IV, L.P. and $33,795 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants held by Charter Entrepreneurs Fund IV, L.P. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P. Dr. Harrison disclaims ownership of the securities held by Charter Ventures, except as to his pecuniary interest therein.
(2)

Consists of $1,680,428 in aggregate amount of principal and interest of the 8% notes offered in 2002 and              shares underlying warrants held by U.S. Venture Partners VIII, L.P.; $12,383 in aggregate amount of principal and interest of the 8% notes offered in 2002 and          shares underlying warrants held by USVP VIII Affiliated Fund, L.P.; $15,743 in aggregate amount of principal and interest of the 8% notes offered in 2002 and          shares underlying warrants held by USVP Entrepreneur Partners VIII-A, L.P. and $8,447 in aggregate amount of principal and interest of the 8% notes offered in 2002 and          shares underlying warrants held by USVP Entrepreneur Partners VIII-B, L.P. Dr. Kaganov is a member, and is generally referred to as a “partner,” of Presidio

Management Group VIII, LLC, the general partner of U.S. Venture Partners VIII, L.P., USVP VIII Affiliates Fund, L.P., USVP Entrepreneur Partners VIII-A, L.P. and USVP Entrepreneur Partners VIII-B, L.P. Dr. Kaganov disclaims ownership of these securities, except as to his pecuniary interest therein.

(3)	Consists of $94,940 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants.
(4)	Consists of $151,500 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants held by Partisan Management Group, Inc.; $151,500 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants held by The Weldon Foundation and $310,070 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants held by Carol J. Weldon, Dr. Weldon’s wife. Dr. Weldon is the president of The Weldon Foundation and a managing director of Partisan Management Group. Dr. Weldon may be deemed to share voting and investment power with respect to the securities held by his wife and these entities and disclaims beneficial ownership of these securities.
(5)	Consists of $630,914 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants held by CLS I-IV, LLC.; $11,991 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants held by Charter Advisors Fund IV, L.P. and $33,795 in aggregate amount of principal and interest of the 8% notes offered in 2002 and shares underlying warrants held by Charter Entrepreneurs Fund IV, L.P. Dr. Harrison is a manager of CLS I-IV, LLC. A. Barr Dolan, also a manager of CLS I-IV, LLC, is a manager of Charter Ventures IV Partners, LLC, the general partner of Charter Entrepreneurs Fund IV, L.P. and Charter Advisors Fund IV, L.P. Dr. Harrison disclaims ownership of the securities held by Charter Ventures, except as to his pecuniary interest therein.

Enable

Contemporaneously with the closing of this offering, we anticipate closing our acquisition of Enable. Michael D. Hooven, our Chief Technology Officer and one of our directors, is a co-founder and the Chairman of the Board of Enable and owns, directly and indirectly, approximately 47% of its outstanding common stock. Karen P. Robards, one of our directors, owns, directly and indirectly, approximately 3% of its outstanding common stock. Norman R. Weldon, Ph.D, one of our directors, owns, directly or indirectly, approximately 13% of its outstanding common stock. For the year ended December 31, 2004, we paid approximately $6,170,000 for product development and purchases of inventory from Enable pursuant to a master manufacturing and supply agreement between Enable and us. See “Business—Recent Events” for further information regarding this transaction.

Indemnification Agreements

Prior to the closing of this offering, we will enter into indemnification agreements with our directors and executive officers for the indemnification of and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to enter into these agreements with our future directors and executive officers.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the second amended and restated bylaws which will become effective at the closing of this offering and filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Our amended and restated certificate of incorporation, to become effective at the closing of this offering, authorizes the issuance of up to 90,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The rights and preferences of the preferred stock may be established from time to time by our board of directors.

Immediately after the closing of this offering, we will have approximately              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants to acquire              additional shares of common stock and, after giving effect to the conversion of all of our outstanding shares of preferred stock into shares of our common stock, we will have no shares of preferred stock outstanding.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, except matters that relate only to one or more of the series of preferred stock and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends, if any, that may be declared from time to time by the board of directors out of legally available funds for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding.

Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, subject to any limitations prescribed by law, without shareholder approval, to issue up to an aggregate of              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

Warrants

As of March 31, 2005, there were warrants outstanding to purchase              shares of common stock at an exercise price of $             per share, assuming the shares of the Series B preferred stock underlying the warrants have been converted into common stock. As of March 31, 2005, there were warrants outstanding to purchase                  shares of our common stock at an exercise price of $             per share. All of the outstanding warrants will expire one year after closing of this offering.

Stock Options

We intend to file a registration statement under the Securities Act covering              shares of common stock reserved for issuance pursuant to our stock plans. That registration statement is expected to become effective upon filing with the SEC. Accordingly, common stock registered under that registration statement will, subject to vesting provisions and limitations as to the volume of shares that may be held by our affiliates under the Rule 144 described above, be available for sale in the open market unless the holder is subject to the 180-day lock-up period.

As of March 31, 2005, options to purchase                  shares of common stock were issued and outstanding at a weighted average exercise price of $             per share. Upon the expiration of the lock-up period described above, at least              shares of commons stock will be subject to vested options.

Registration Rights

We and the holders of all outstanding shares of our preferred stock or warrants entered into an amended and restated investors’ rights agreement, dated as of June 6, 2002. This agreement provides these holders with customary demand and piggyback registration rights with respect to the shares of common stock to be issued upon conversion of their preferred stock or exercise of their warrants.

Demand Registration

According to the terms of the amended and restated investors’ rights agreement, holders of an aggregate of at least 20% of the shares having registration rights (including common stock issued or issuable upon conversion of the outstanding preferred stock and upon the exercise of stock purchase warrants) have the right to require us to register their shares with the SEC for resale to the public. In addition, holders who hold together an aggregate of less than 20% of the shares having registration rights may require a registration of their shares that is reasonably expected to have an aggregate offering price of which equals or exceeds $10,000,000, net of underwriting discounts and commissions. We are not required to effect more than two of these demand registrations. We have currently not effected, or received a request for, any demand registrations.

Piggyback Registration

If we file a registration statement for a public offering of any of our securities, the holders of preferred stock (including common stock issued or issuable upon conversion of the outstanding preferred stock and upon exercise of stock purchase warrants) will have the right to include their shares in the registration statement, subject to limited exceptions.

Form S-3 Registration

At any time after we become eligible to file a registration statement on Form S-3, the holders of shares having registration rights (including common stock issued or issuable upon conversion of the outstanding preferred stock and upon exercise of stock purchase warrants) may require us to file a Form S-3 registration statement, provided that the aggregate offering price (net of underwriting discounts and commissions) of such registration must be at least $500,000. We are obligated to file only two Form S-3 registration statements in any twelve-month period.

These demand, piggyback and Form S-3 registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations. However, we generally will not pay for any expenses of any demand or S-3 registration if the request is subsequently withdrawn by the holders who requested such registration unless the withdrawal is based on material adverse information about the company not available at the time of the registration request or the right to demand one registration is forfeited by all holders of the right. The amended and restated investors’ rights agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred with registrations under the agreement.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon completion of this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Because our shareholders do not have cumulative voting rights, our shareholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective at the closing of this offering will provide that all shareholder action must be effected at a duly called meeting of shareholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of shareholders. Our amended and restated certificate of incorporation which will become effective at the closing of this offering will require a 66 2/3% shareholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the absence of cumulative voting, limitations of liability of our directors, the requirement that shareholder actions be effected at a duly-called meeting and the designated parties entitled to call a special meeting of the shareholders.

The combination of the lack of cumulative voting and the 66 2/3% shareholder voting requirement will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly held Delaware corporation from engaging in any “business combination” with any “interested shareholder” for a period of three years following the date that the shareholder became an interested shareholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors or officers or by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested shareholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested shareholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested shareholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested shareholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Limitation of Liability

Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or to our shareholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.

The NASDAQ National Market

We intend to apply for the quotation of our common stock on the NASDAQ National Market under the symbol “ATRC.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a beneficial owner of our common stock that, for United States federal income tax purposes, is not a “United States person,” as we define that term below. A beneficial owner of our common stock who is not a United States person is referred to below as a “non-United States holder.” This summary is based upon current provisions of the United States Internal Revenue Code, United States Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the United States Internal Revenue Service all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in United States federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the United States Internal Revenue Service with respect to the statements made in the following summary, and there can be no assurance that the United States Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the United States Internal Revenue Service would not be sustained.

This summary is limited to non-United States holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which generally is property held for investment. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under United States federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	United States expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership, including any entity treated as a partnership for United States federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this discussion, a United States person means any one of the following:

•	an individual citizen or resident of the United States;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, or partnership, including any entity treated as a partnership for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if the administration of the trust is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has made a valid election under United States Treasury regulations to be treated as a United States person for United States federal income tax purposes.

An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income tax purposes as if they were United States citizens.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

If distributions are paid on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If the dividend is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, if a tax treaty applies, attributable to a United States permanent establishment maintained by such non-United States holder, the dividend will not be subject to any withholding tax, provided certain certification requirements are met, as described below, but will be subject to United States federal income tax imposed on net income on the same basis that applies to United States persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-United States holder must provide a properly executed United States Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the United States Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. Non-United States holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-United States holder generally will not be subject to United States federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-United States holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons and, if the non-United States holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-United States holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-United States holder held our common stock.

We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a “United States real property holding corporation” for United States federal income tax purposes.

United States Federal Estate Taxes

Our common stock owned or treated as owned by an individual who at the time of death is a non-United States holder will be included in his or her estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

United States Information Reporting and Backup Withholding

Under United States Treasury regulations, we must report annually to the United States Internal Revenue Service and to each non-United States holder the amount of dividends, if any, paid to such non-United States holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-United States holder resides.

United States federal backup withholding, currently at a 28% rate of tax, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder of our common stock if the holder has provided the required certification that it is not a United States person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Payments of the proceeds from a disposition or a redemption effected outside the United States by a non-United States holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker generally is subject to information reporting and backup withholding unless the non-United States holder certifies that it is not a United States person under penalties of perjury (and we and our paying agent do not have actual knowledge, or reason to know, that the holder is a United States person) or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-United States holder’s United States federal income tax liability if certain required information is furnished to the United States Internal Revenue Service. Non-United States holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current United States Treasury regulations.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of             , we will have approximately              shares of our common stock outstanding after the completion of this offering (approximately              shares if the underwriters exercise their over-allotment option in full). Of those shares, the              shares of common stock sold in this offering (             shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining              shares of common stock to be outstanding immediately following the completion of this offering, which are “restricted securities” under Rule 144 of the Securities Act of 1933, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

We, the holders of              shares of outstanding common stock as of the closing of this offering, and the holders of              shares of common stock underlying options and warrants outstanding as of the closing of this offering, including all of our officers and directors, have entered into lock-up agreements pursuant to which we and they have generally agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. for a period of 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC and Piper Jaffray & Co.

After the offering, the holders of              shares of our common stock, the holders of options to purchase              shares of our common stock and the holders of warrants to purchase              shares of our common stock will be entitled to certain registration rights. For more information on these registration rights, see “Description of capital stock—Registration Rights.”

In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (approximately shares if the underwriters exercise their over-allotment option in full); and

•	the average weekly trading volume of our common stock on the NASDAQ National Market during the four preceding calendar weeks.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities pursuant to Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

The              pro forma shares of our common stock that were outstanding on             , assuming conversion of our preferred stock in connection with this initial public offering, and assuming no shares are released from the lock-up agreements described above prior to 180 days after the date of this prospectus, will become eligible for sale pursuant to Rule 144 or Rule 701 without registration approximately as follows:

•	shares of common stock that are not subject to the 180-day lock-up period described above will be immediately eligible for sale in the public market without restriction upon the effective date of the registration statement of which this prospectus is a part;

•	shares of common stock that are subject to the 180-day lock-up period described above will be eligible for sale in the public market without restriction immediately upon expiration of the 180-day lock-up period described above; and

•	shares of common stock that are subject to the 180-day lock-up period described above will be eligible for sale in the public market under Rule 144 or Rule 701, immediately upon expiration of the 180-day lock-up period described above, subject to the volume, manner of sale and other limitations pursuant to those rules.

Additionally, of the              shares issuable upon exercise of options or warrants to purchase our common stock outstanding as of             , approximately              shares will be vested and eligible for sale 180 days after the date of this prospectus.

Equity Compensation

We have reserved an aggregate of              shares of our common stock for issuance under our stock plans as of the closing of this offering. As of March 31, 2005, we had outstanding options under our 2001 Plan to purchase                  shares of our common stock and no outstanding options under our 2005 Plan. We intend to register the shares reserved for issuance pursuant to our 2001 Plan and our 2005 Plan on a registration statement under the Securities Act of 1933 on Form S-8 following this offering. Subject to the lock-up agreements and the restrictions imposed under our plans, shares of common stock issued pursuant to our plans after the effective date of any registration statement on Form S-8 will be available for sale in the public market without restriction to the extent that they are held by persons who are not our affiliates.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Piper Jaffray & Co., Thomas Weisel Partners LLC and A.G. Edwards & Sons, Inc. are the representatives of the underwriters. UBS Securities LLC and Piper Jaffray & Co. are the joint book-running managers of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
Piper Jaffray & Co.
Thomas Weisel Partners LLC
A.G. Edwards & Sons, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

The representatives have advised us that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Over-Allotment Option

We have granted the underwriters an option to buy up to              additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed five percent of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares.

	No exercise	Full exercise
Per share	$	$
Total to be paid by us	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

No Sales of Similar Securities

We, our officers and directors and our existing shareholders, have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Piper Jaffray & Co., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. The 180-day lock-up period may be extended under certain circumstances where we release, or pre-announce a release of, our earnings or material news or a material event shortly before or after the termination of the 180-day period. At any time and without public notice, UBS Securities LLC and Piper Jaffray & Co. may in their sole discretion release all or some of the securities from these lock-up agreements.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ National Market Quotation

We have applied to have our common stock approved for quotation on the NASDAQ National Market under the trading symbol “ATRC.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,”

which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects, and the history of and prospects for the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Affiliations

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Epstein Becker & Green, P.C., New York, New York. As of the date of this prospectus, a member of Epstein Becker & Green, P.C. and his spouse hold an aggregate of                  shares of our common stock. Certain matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements of AtriCure, Inc. and Enable Medical Corporation included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement.

You may read and copy the registration statement, of which this prospectus is a part, at the SEC’s Public Reference Room, which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement, of which this prospectus is a part, at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

AtriCure, Inc.

Cincinnati, Ohio

We have audited the accompanying balance sheets of AtriCure, Inc. (the “Company”) as of December 31, 2004 and 2003, and the related statements of operations, shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

April 12, 2005

The accompanying financial statements give effect to a (---) for (----) reverse stock split of the Company’s common stock, which will become effective at the closing of the offering of the Company’s common stock to the public. The preceding report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the (----) for (----) reverse split of AtriCure, Inc.’s stock described in Note 9 to the financial statements and assuming from April 12, 2005 to the date of such completion no other material events have occurred that would affect the accompanying statements or disclosures therein.

ATRICURE, INC.

BALANCE SHEETS

DECEMBER 31, 2004 and 2003

	2004	2003
Assets

Current assets:
Cash and cash equivalents	$5,175,177	$10,399,338
Accounts receivable, less allowance for doubtful accounts of $56,779 in 2004 and $27,877 in 2003	3,520,621	1,627,826
Inventory	1,087,408	638,995
Prepaid expenses	112,740	210,222

Total current assets	9,895,946	12,876,381

Property and equipment:
Machinery and equipment	3,463,964	2,234,251
Computers and other office equipment	400,517	294,885
Furniture and fixtures	153,471	70,180
Leasehold improvements	39,353	8,038

Total	4,057,305	2,607,354

Less accumulated depreciation	(1,647,254)	(731,660)

Property and equipment—net	2,410,051	1,875,694

Prepaid legal costs	390,970

Other assets	33,653	7,170

Total	$12,730,620	$14,759,245

Liabilities and shareholders’ deficit

Current liabilities:
Accounts payable	$733,444	$278,714
Commissions payable	791,639	226,595
Accrued bonus	236,268
Accrued legal	462,180	12,500
Accrued vacation and sick pay	175,698	91,005
Accrued payroll taxes	23,413	12,431
Other accrued liabilities	883,131	269,841

Total current liabilities	3,305,773	891,086

Redeemable preferred stock:
Preferred stock, $.0001 par value; designated Series A, 8,293,579 shares authorized, issued and outstanding as of December 31, 2004 and 2003	7,979,396	7,172,080
Preferred stock $.0001 par value; designated Series B, 15,426,936 shares authorized; 14,552,097 issued and outstanding as of December 31, 2004 and 2003	28,776,745	25,632,921

Total redeemable preferred stock	36,756,141	32,805,001

Shareholders’ deficit:
Common stock, $.0001 par value, 40,000,000 shares authorized as of December 31, 2004 and 2003; 7,144,641 and 6,862,200 shares issued and outstanding as of December 31, 2004 and 2003, respectively	714	686
Additional paid-in capital	3,282,613	1,197,642
Unearned compensation	(981,612)
Accumulated deficit	(29,633,009)	(20,135,170)

Total shareholders’ deficit	(27,331,294)	(18,936,842)

Total	$12,730,620	$14,759,245

See notes to financial statements.

ATRICURE, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

	2004	2003	2002
Revenues:
Sales of products	$18,946,037	$9,792,350	$1,766,180
Commissions	210,995

Total revenues	19,157,032	9,792,350	1,766,180

Cost of revenues	5,201,562	2,612,303	681,527

Gross profit	13,955,470	7,180,047	1,084,653

Expenses:
Research and development expenses	4,422,014	2,500,969	2,720,868
Selling, general and administrative expenses	15,186,081	8,036,358	4,026,214

Total expenses	19,608,095	10,537,327	6,747,082

Loss from operations	(5,652,625)	(3,357,280)	(5,662,429)

Preferred stock interest expense	3,905,169	3,905,169	2,562,529

Other interest income (expense)—net	105,926	154,377	(806,486)

Net loss available to common shareholders	$(9,451,868)	$(7,108,072)	$(9,031,444)

Basic and diluted loss per share	$(1.36)	$(1.04)	$(1.34)

Weighted average shares outstanding—
Basic and diluted	6,948,116	6,807,992	6,753,652

See notes to financial statements.

ATRICURE, INC.

STATEMENTS OF SHAREHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Unearned Compensation	Accumulated Deficit	Total Deficit
Balance—December 31, 2001	$673	$101,406		$(3,942,883)	$(3,840,804)
Proceeds from exercise of stock options—52,375 shares	5	7,851			7,856
Accretion of issuance costs—preferred stock				(23,479)	(23,479)
Issuance of 741,607 warrants with short-term debt		459,800			459,800
Beneficial conversion feature of short-term debt		460,000			460,000
Issuance of stock options for services provided		118,000			118,000
Net loss available to common shareholders				(9,031,444)	(9,031,444)

Balance—December 31, 2002	678	1,147,057		(12,997,806)	(11,850,071)
Proceeds from exercise of stock options—78,950 shares	8	17,585			17,593
Accretion of issuance costs—preferred stock				(29,292)	(29,292)
Issuance of stock options for services provided		33,000			33,000
Net loss available to common shareholders				(7,108,072)	(7,108,072)

Balance—December 31, 2003	686	1,197,642		(20,135,170)	(18,936,842)
Proceeds from exercise of stock options— 282,441 shares	28	89,155			89,183
Intrinsic value of stock options granted		1,308,816	$(1,308,816)
Issuance of stock options for services provided		687,000			687,000
Amortization of intrinsic value of stock options granted			327,204		327,204
Accretion of issuance costs—preferred stock				(45,971)	(45,971)
Net loss available to common shareholders				(9,451,868)	(9,451,868)

Balance—December 31, 2004	$714	$3,282,613	$(981,612)	$(29,633,009)	$(27,331,294)

See notes to financial statements.

ATRICURE, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows used in operating activities:
Net loss	$(9,451,868)	$(7,108,072)	$(9,031,444)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	962,355	538,048	174,193
Loss on disposal of equipment	16,561	15,203
Stock compensation	1,014,204	33,000	118,000
Interest expense from accretion of debt warrants and beneficial conversion feature of short-term debt			919,800
Preferred stock interest	3,905,169	3,905,169	2,562,529
Changes in assets and liabilities:
Accounts receivable	(1,892,795)	(1,150,845)	(461,581)
Inventory	(448,413)	(183,955)	(455,040)
Prepaid expenses	97,482	(164,496)	(22,768)
Other assets	(417,453)	1,929	(4,925)
Accounts payable	454,730	(110,660)	345,564
Commissions payable	565,044	155,384
Payroll taxes	10,982	(2,459)	(20,537)
Accrued liabilities	1,383,931	273,143	(64,079)

Net cash used in operating activities	(3,800,071)	(3,798,611)	(5,940,288)

Cash flows used in investing activities—
Purchases of property and equipment	(1,513,273)	(1,253,634)	(1,221,074)

Cash flows from financing activities:
Proceeds from stock option exercise	89,183	17,593	7,856
Proceeds from issuance of Series B Preferred Stock			17,274,500
Proceeds from issuance of convertible notes payable			3,535,000
Issuance cost for Series B Preferred Stock			(96,704)
Principal payments on capital lease obligations			(15,213)

Net cash provided by financing activities	89,183	17,593	20,705,439

Net (decrease) increase in cash and cash equivalents	(5,224,161)	(5,034,652)	13,544,077

Cash and cash equivalents—beginning of year	10,399,338	15,433,990	1,889,913

Cash and cash equivalents—end of year	$5,175,177	$10,399,338	$15,433,990

Supplemental schedule of non cash investing and financing—
Conversion of note and accrued interest to preferred stock			$3,535,000

Fair value of warrants			$459,800

Beneficial conversion feature of short-term debt			$460,000

Supplemental cash flow information:
Cash paid for interest			$1,485

See notes to financial statements.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business—The Company was incorporated in the State of Delaware on October 31, 2000, as a spin-off of Enable Medical Corporation, to focus on the surgical treatment of atrial fibrillation. Atrial fibrillation (“AF”) is a rapid, irregular quivering of the upper chambers of the heart. The Company sells its medical devices to hospitals and medical clinics both in the United States of America and internationally. International sales were approximately $1,409,000 and $311,000 in 2004 and 2003, respectively. There were no international sales in 2002.

Cash and Cash Equivalents—The Company considers highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents for the purposes of the statement of cash flows.

Revenue Recognition—Product revenue is recognized when products are shipped to customers, and includes shipping revenue of approximately $87,000, $43,000 and $8,000 in 2004, 2003 and 2002, respectively. Cost of freight is included in cost of goods sold. Commission income is recognized as the related sales are made.

Inventory—Inventories consist of finished goods and are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from three to five years. The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment property and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company determined that there was no impairment of property and equipment in 2004, 2003 and 2002, respectively.

Included in Property and Equipment are generators and cryo-units that are loaned at no cost to medical providers to use the Company’s product. These generators and cryo-units are depreciated over three years, and such depreciation is included in cost of sales. Total of such depreciation was approximately $543,000, $225,000 and $18,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Earnings (Loss) Per Share—Net loss per common share is based on the weighted average number of common share outstanding during each of the respective years. Outstanding options of 4,044,322, 3,508,763 and 3,115,040 in 2004, 2003 and 2002, respectively, have not been included in the computation of basic and dilutive loss per share because they are anti-dilutive, or they would have reduced the net loss per common share.

Research and Development— Research and development costs are expensed as incurred.

Stock-Based Employee Compensation—The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and its related interpretations. The Company has adopted the pro forma disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, compensation expense has been recognized in the financial statements for stock-based awards to employees based on the intrinsic value, if any, of the options issued. In December 2004, the Financial Accounting Standards board (“FASB”) issued a revision of SFAS No. 123, Share-Based Payment (No. 123R), which is effective for periods beginning after June 15, 2005. Management has not yet determined the impact that the adoption of SFAS No. 123R will have on the Company’s financial statements.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

SFAS No. 123, requires the disclosure of pro forma net income or loss as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of the option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. If the computed fair values of the stock-based awards had been amortized to expense over the vesting period of the awards, the effect would have been as follows:

	2004	2003	2002
Net loss available to common shareholders	$(9,451,868)	$(7,108,072)	$(9,031,444)

Add: Stock-based employee compensation expense included in net loss, net of related tax effect	327,204

Deduct: Stock-based employee compensation expense if the fair market method had been applied, net of related tax effects	(357,000)	(18,000)	(16,000)

Pro forma net loss if the fair market method had been applied	$(9,481,664)	$(7,126,072)	$(9,047,444)

Net loss per common share:
Basic—as reported	$(1.36)	$(1.04)	$(1.34)
Basic—pro forma	$(1.37)	$(1.05)	$(1.34)

In calculating the compensation costs under SFAS No. 123, the fair value of the options is estimated on the grant date using the Black-Scholes option pricing model considering the following weighted average assumptions:

	2004	2003	2002
Risk free interest rates	1.00% to 3.25%	0.59% to 1.98%	1.67% to 1.975%
Expected lives (years)	1 - 4	1 - 4	1 - 4
Volatility	0.00%	0.00%	0.00%

Based on the assumptions noted above, the weighted average fair value of the options granted during the year was as follows:

	2004	2003	2002
Weighted average fair value of options granted during the year	$0.08	$0.03	$0.02

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk—The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

Fair Value Disclosures—The fair value of the Company’s assets and liabilities approximates the carrying values.

Prepaid Legal Costs—Represents amounts incurred by the Company in anticipation of filing a registration statement in 2005.

Reclassifications—Certain 2003 and 2002 balances have been reclassified to be consistent with the classification used in 2004.

2. STOCK OPTION PLAN

As of December 31, 2004, 2003 and 2002, 5,100,000, 4,500,000 and 4,500,000 shares, respectively, of the Company’s common stock have been reserved for issuance under the 2001 Stock Option Plan (the “Plan”).

Under the Plan, the Board of Directors may grant incentive stock options or nonstatutory stock options to purchase shares of the Company’s common stock to employees, directors and officers of the Company, or to individuals rendering consulting, advisory or other independent contracting services. The Board of Directors may grant options to purchase the Company’s common stock at prices no less than the fair market value at the date of grant for incentive and nonstatutory stock options. In addition, incentive or nonstatutory options may be granted to persons owning more than 10% of the voting power of all classes of stock, at a price not lower than 110% of the fair market value at the date of the grant, as determined by the Board of Directors. Options granted under the Plan generally expire 10 years from the date of grant (5 years for persons owning more than 10% of the voting power of all classes of stock) and vest at a rate of 25% on the first anniversary date and ratably each year thereafter. Certain options are exercisable upon grant and the underlying shares are subject to the Company’s repurchase right as stated in the Plan agreement.

Activity under the Plan is as follows:

	2004 Stock Options Outstanding		2003 Stock Options Outstanding		2002 Stock Options Outstanding
	Number of Shares Outstanding	Weighted Average Exercise Price	Number of Shares Outstanding	Weighted Average Exercise Price	Number of Shares Outstanding	Weighted Average Exercise Price
Outstanding—beginning of year	3,508,763	$0.32	3,115,040	$0.30	1,260,050	$0.16
Granted	963,200	0.61	826,500	0.40	2,104,990	0.38
Forfeited	(145,200)	0.48	(353,827)	0.39	(197,625)	0.30
Exercised	(282,441)	0.32	(78,950)	0.22	(52,375)	0.15

Outstanding—end of year	4,044,322	$0.38	3,508,763	$0.32	3,115,040	$0.30

Exercisable—end of year	1,690,344		1,156,090		582,798

At December 31, 2004, 2003 and 2002, there were 571,912, 789,912 and 1,262,225 shares, respectively, available for future grants under the Plan.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

Additional information regarding stock options outstanding as of December 31, 2004 is as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Exercisable at December 31, 2004
$0.015	624,250	6.26	506,250
0.165	250,000	1.25	187,500
0.500	19,000	6.92	17,750
1.000	21,000	7.08	10,500
0.350	1,561,500	7.82	785,750
0.400	1,044,372	7.02	182,594
0.550	91,000	9.42
0.700	110,200	9.59
0.850	323,000	9.79

	4,044,322		1,690,344

For 2004, additional information regarding the options issued during the year to both employees and non- employees is as follows:

2004	Options Issued	Exercise Price	Fair Value
January 1 to March 31	264,000	$0.40	$0.05
April 1 to June 30	34,000	0.40	0.05
April 1 to June 30	91,000	0.55	0.06
July 1 to September 30	112,700	0.70	0.08
October 1 to December 31	138,500	0.40	0.05
October 1 to December 31	323,000	0.85	0.10

The exercise price was determined by an internally prepared market valuation approved by the audit committee and the full board at the time the shares were issued.

In addition, during 2004 the Company incurred a charge for stock compensation for employees for options issued during 2004 that subsequent to their issuance were determined to have been issued with exercise prices below market value. The Company recorded a charge of $327,204 for these options, which represents the portion pertaining to 2004 based on the options’ vesting requirements.

Stock Compensation—The Company has issued nonstatutory common stock options to consultants to purchase shares of common stock. Such options vest over a service period ranging from immediately to four years. The fair value, which is subject to adjustment at each vesting date based upon the fair value of the Company’s common stock, was determined using the Black-Scholes valuation model with the following weighted average assumptions: contractual life of ten years; volatility 0%; risk-free interest rate ranging from 2.25% to 4.72%; and no dividends during the expected term. The values attributable to these options have been amortized over the service period on a graded vesting method and the vested portion of these options was re-measured at each vesting date.

Stock compensation expense with respect to non-employee awards totaled approximately $687,000, $33,000 and $118,000 in 2004, 2003 and 2002, respectively.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

3. CONVERTIBLE DEBT

The Company issued a $3,500,000 8% convertible note on April 22, 2002 (maturity date October 22, 2002).

In connection with the convertible note, the Company issued 741,607 warrants. These warrants were valued at $0.62 per warrant. The fair value of $459,800 was credited to additional paid-in capital and charged to debt discount. The discount was amortized to interest expense over the term of the note and was fully amortized when the promissory note was converted upon the issuance of the Series B Preferred Stock in June 2002. All 741,607 warrants remained outstanding at December 31, 2004 at an exercise price of $0.63 per share.

In addition, the convertible note had a beneficial conversion feature (“feature”) embedded in the convertible note. Based on the accounting for such a feature as described in EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the value assigned to the feature was $460,000. This value was credited to additional paid-in capital and charged to debt discount. The value assigned to this feature was amortized to interest expense over the term of the note and was amortized when the note was converted upon issuance of the Series B Preferred Stock in June 2002.

4. REDEEMABLE PREFERRED STOCK

In 2001, the Company issued 8,293,579 shares of Series A Preferred Stock at $0.63 per share. In exchange for the Series A Preferred Stock, the Company received $4,025,000 in cash and converted a $1,150,000 promissory note that was issued in January 2001 and the related accrued interest of $49,958. The proceeds were reduced by $131,426 in direct expenses associated with this offering. Amortization on the direct issuance expenses was $20,531, $16,428 and $9,583 during 2004, 2003 and 2002, respectively.

In 2002, the Company issued 14,552,097 shares of Series B Preferred Stock at $1.43 per share. In exchange for the Series B Preferred Stock, the Company received $17,274,500 in cash and converted the $3,500,000 note discussed in Note 3 and the related accrued interest of $35,000. The proceeds were reduced by $96,704 in direct expenses associated with this offering. Amortization of the direct issuance expenses was $19,359, $12,864 and $7,051 in 2004, 2003 and 2002, respectively.

The Series A and B Preferred Stock have a liquidation preference that provides for the distribution of $0.63 per share (Series A) and $1.43 per share (Series B) plus all dividends accrued or declared thereon but unpaid on each share outstanding at the time of liquidation.

The Series A Preferred Stock has dividend preferences at a rate of $.0504 per share, per annum on declared dividends. The Series B Preferred Stock has a dividend preference at a rate of $0.1144 per share, per annum on declared dividends. Dividends on Preferred Stock must be paid before any other dividends can be declared or paid on any other class of common stock. Dividends are non-cumulative. No dividends were declared by the Company’s Board of Directors during 2004, 2003 or 2002.

Each share of Series A and B Preferred Stock is convertible by the holders into common stock of the Company at any time after the date of issuance. The number of shares of common stock that would be received upon conversion is determined by dividing $0.63 by the Series A conversion price and $1.43 by the Series B conversion price (original issue price subject to adjustments as specified in the Company’s Certificate of Incorporation) in effect at the time of conversion. In addition, upon conversion, the holder of each share of Series A or B Preferred Stock will receive cash in an amount equal to all dividends declared but unpaid and any and all other amounts owing with respect to the Series A or B Preferred Stock. As of December 31, 2004 and 2003, no Series A or B Preferred Stock was converted.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

The holders of at least two-thirds of the then issued and outstanding shares of Series A or a majority of the then issued and outstanding shares of Series B Preferred Stock may cause the Company, beginning on June 6, 2007, and on each of the first and second anniversaries thereof, to redeem from the holders of the Series A or B Preferred Stock at a price equal to the original Series A or B Preferred Stock purchase price plus all declared or accrued but unpaid dividends and an amount equal to 15% per annum (by simple interest calculation) of the original Series A or B per share purchase price from the date of May 25, 2001 (Series A) and June 6, 2002 (Series B), through and until the redemption date. The 15% rate is payable only if the Series A or B Preferred Stock is redeemed. If the Series A or B Preferred Stock is converted prior to redemption, no amount is due for the 15% rate. Pursuant to their terms, the Series A and B Preferred Stock will be converted into shares of our common stock on a one-for-one basis upon completion of a public offering in which the Company receives gross proceeds of at least $35,000,000.

Increases in the cumulative Series A preferred stock, as shown in the accompanying balance sheets, for the 15% rate is approximately $2,819,800 and $2,036,000 at December 31, 2004 and 2003, respectively. Increases in the Series B preferred stock, as shown in the accompanying balance sheets, for the 15% rate is approximately $8,021,000 and $4,900,000 at December 31, 2004 and 2003, respectively. The Series A and Series B Preferred Stock is redeemable as follows:

Redemption Date	Portion of Shares of Series A and B Redeemable Preferred Stock
June 6, 2007	33 1/3%
June 6, 2008	66 2/3%
June 6, 2009	100%

5. INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred tax assets result from an operating loss carryforward and research and development credits. The detail of deferred tax assets and liabilities is as follows:

	2004	2003	2002
Net operating loss carryforward	$5,544,000	$4,093,000	$3,001,000
Research and development credit carryforward	585,000	382,000	256,000
Stock compensation	111,000
Other-net	28,000	(162,000)	224,000

Sub total	6,268,000	4,313,000	3,481,000
Less valuation allowance	(6,268,000)	(4,313,000)	(3,481,000)

Total	$—	$—	$—

At December 31, 2004, 2003 and 2002, the Company recorded a valuation allowance of approximately $6,268,000, $4,313,000 and $3,481,000, respectively, due to the uncertainty of when these assets may be realized.

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

The benefit for income taxes is as follows:

	2004	2003	2002
Deferred tax benefit	$(1,956,000)	$(832,000)	$(1,930,000)
Increase in valuation allowance	1,956,000	832,000	1,930,000

Total	$—	$—	$—

The Company has a net operating loss carryforward of approximately $16,307,000 which will begin to expire in 2021. The Company also has a research and development credit carryforward of approximately $585,000 which will begin to expire in 2021.

6. RELATED PARTY

The Company transacts business with Enable Medical Corporation (“Enable”), a related party by common ownership.

In November 2000, the Company entered into a rental and administrative services agreement with Enable whereby, the Company obtains access and use of facility, personnel and systems from Enable. This agreement expired in January 2003. In January 2002 (amended in 2003), the Company entered into a development agreement with Enable that requires Enable to provide development services and manufacturing services to the Company for a fee of $96,000 per month. The agreement expired in January 2005, but was extended to December 2005 in February 2005.

For the years ended December 31, 2004, 2003 and 2002, the Company paid approximately $6,170,000, $3,550,000 and $2,151,000, respectively, for product development and purchases of inventory from Enable. Trade accounts payable due to Enable were approximately $376,000 and $221,000 at December 31, 2004 and 2003, respectively.

7. COMMITMENTS

The Company rents its office facility under a five-year lease expiring in May 2009. The operating lease provides for annual lease payments of the following at December 31, 2004:

2005	$117,222
2006	117,222
2007	117,222
2008	117,222
2009	48,842

Rent expense was approximately $98,600, $75,300 and $66,300 for December 31, 2004, 2003 and 2002, respectively.

8. PROFIT SHARING PLAN

The Company sponsors a defined contribution savings and profit sharing retirement plan. Eligible employees may contribute up to 15% of their eligible compensation. For every dollar contributed by a participant, the Company will match a fixed percentage set prior to the end of the fiscal year (50% of the first 6%

ATRICURE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

for 2004, 2003 and 2002, respectively). The Company may also make discretionary contributions. Total Company matching and discretionary contributions charged to expense were approximately $107,700, $75,000 and $36,000 in 2004, 2003 and 2002, respectively.

9. SUBSEQUENT EVENTS

The Company entered into an agreement and plan of merger effective February 14, 2005 by which the Company agreed to purchase all of Enable Medical Corporation’s (“Enable”) outstanding shares. As noted in Note 6, Enable is a related party to the Company. The agreement to acquire Enable is contingent on the Company completing an initial public offering (“IPO”) of its common stock, in which the Company realizes gross proceeds of at least $35,000,000.

The consideration to be paid by the Company for Enable will be $6,500,000 if the outstanding shares are purchased prior to July 1, 2005; if the shares are purchased after July 1, 2005 the total consideration paid for the outstanding shares will be $7,000,000. In January 2005, the Company made an advance payment of a portion of the purchase price in the amount of $500,000. This amount is not refundable unless the agreement is terminated due to a breach by Enable.

In March 2005 the Company entered into an agreement for a venture loan. The agreement provides for a credit facility up to $5,000,000, to be drawn down by September 1, 2005. This credit facility is secured by substantially all of the Company’s assets, excluding intellectual property. The interest rate, up to September 1, 2005 for any amounts drawn down will be the prime rate plus 1.75%. After September 1, 2005 the interest rate will be a payment factor of 2.3918% of the loan amount.

This credit facility will terminate if the Company has an IPO, at which time the Company will repay any amounts borrowed under the credit facility, plus a fee equal to 15% of the amount borrowed under the credit facility. In addition, the agreement required the Company to issue to the lender 209,790 warrants to purchase common stock, at an exercise price of $2.97 per share. The warrants shall expire the earlier of 7 years after the date of issuance, or 1 year after the closing of the initial public offering.

In connection with a planned offering of its common stock to the public, the Company, prior to the closing of the offering, expects to effect a (-----) for (-----) reverse split of its common stock.

******

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Enable Medical Corporation

Cincinnati, Ohio

We have audited the accompanying balance sheets of Enable Medical Corporation as of December 31, 2004 and 2003, and the related statements of income and shareholders’ equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Enable Medical Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

April 12, 2005

ENABLE MEDICAL CORPORATION

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

Current assets:
Cash and cash equivalents	$1,553,077	$422,436
Accounts receivable, less allowance for doubtful accounts of $0 in 2004 and $16,218 in 2003	412,695	485,057
Inventory	646,454	566,853
Prepaid expenses	20,165	38,981
Income tax receivable		99,205
Deferred income taxes	73,000	105,792

Total current assets	2,705,391	1,718,324

Property and equipment:
Machinery and equipment	996,186	909,508
Computers and other office equipment	361,749	345,216
Furniture and fixtures	33,895	33,895
Leasehold improvements	302,656	209,035
Equipment under capital lease	248,091	195,687

Total	1,942,577	1,693,341

Less accumulated depreciation	(1,482,158)	(1,303,776)

Property and equipment—net	460,419	389,565
Other assets—deposits	10,631	10,000

Total	$3,176,441	$2,117,889

Liabilities and shareholders’ equity

Current liabilities:
Current portion of capital lease obligations	$26,913	$17,527
Dividends payable	500,000
Accounts payable	350,946	268,492
Accrued payroll and related withholdings	110,799	134,873
Other accrued liabilities	35,663	31,286
Income taxes payable	193,276

Total current liabilities	1,217,597	452,178

Capital lease obligations	8,607	13,941

Deferred income taxes	59,000	40,664

Shareholders’ equity:
Common Stock, $.01 par value, 10,000,000 shares authorized; 6,661,375 shares issued and outstanding at December 31, 2004 and 2003	66,614	66,614
Paid-in capital	563,761	563,761
Retained earnings	1,260,862	980,731

Total shareholders’ equity	1,891,237	1,611,106

Total	$3,176,441	$2,117,889

See notes to financial statements.

ENABLE MEDICAL CORPORATION

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:
Sales of products	$5,395,594	$2,986,219
Product development	1,228,659	1,314,350
Government grant for product development	310,857	290,720

Total revenues	6,935,110	4,591,289

Cost of revenues:
Product sales	3,145,179	2,237,507
Billable research and development costs	1,634,106	940,117

Total cost of revenues	4,779,285	3,177,624

Gross profit	2,155,825	1,413,665

Expenses:
Selling, general and administrative	980,778	744,958
Interest—net	3,916	5,385

Total expenses	984,694	750,343

Income before provision for income taxes	1,171,131	663,322

Income tax expense	391,000	315,361

Net income	$780,131	$347,961

Earnings per common share:
Basic	$0.12	$0.05

Diluted	$0.10	$0.05

Weighted average shares:
Basic	6,661,375	6,661,375

Diluted	7,824,875	7,454,575

See notes to financial statements.

ENABLE MEDICAL CORPORATION

STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance—December 31, 2002	$66,614	$563,761	$632,770	$1,263,145
Net income			347,961	347,961

Balance—December 31, 2003	66,614	563,761	980,731	1,611,106
Net income			780,131	780,131
Dividend			(500,000)	(500,000)

Balance—December 31, 2004	$66,614	$563,761	$1,260,862	$1,891,237

See notes to financial statements.

ENABLE MEDICAL CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:
Net income	$780,131	$347,961
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	178,382	160,166
Deferred income taxes	51,128	(8,096)
Changes in assets and liabilities:
Accounts receivable	72,362	(321,685)
Income tax receivable/payable	292,481	(236,558)
Inventory	(79,601)	(138,875)
Prepaid expenses	18,816	(15,355)
Deposits	(631)	2,435
Accounts payable	111,623	222,431
Accrued liabilities	(48,866)	(13,750)

Net cash provided by (used in) operating activities	1,375,825	(1,326)

Cash flows from investing activities—
Purchases of property and equipment	(199,898)	(62,510)

Net cash used in investing activities	(199,898)	(62,510)

Cash flows from financing activities—
Principal payments on capital lease obligations	(45,286)	(35,310)

Net cash used in financing activities	(45,286)	(35,310)

Net increase (decrease) in cash and cash equivalents	1,130,641	(99,146)

Cash and cash equivalents—beginning of year	422,436	521,582

Cash and cash equivalents—end of year	$1,553,077	$422,436

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$8,120	$5,494

Income taxes paid—net	$53,000	$586,000

Supplemental schedule of noncash investing and financing activities:
Property and equipment purchased through capital leases	$49,338

Dividends declared and payable	$500,000

See notes to financial statements.

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business—Enable Medical Corporation (the “Company”) was incorporated in the State of Delaware on April 11, 1994 and began production of products for sale in 1998.

Segment Information—The Company operates and is managed under a single operating segment which is comprised of two business units, Enable Surgical Products and Enable Design and Manufacturing. The Surgical Products unit is engaged in the research and development of RF energy based products for surgery. The Surgical Products unit is currently distributing a line of bipolar scissors used in general surgery, cardiovascular surgery, gynecology, urology, otolaryngology, and plastic/cosmetic surgery. This line is being marketed in the United States, Europe, and Asia. The Surgical Products unit has a portfolio of RF technologies covered by U.S. and European patents that are being considered for licensing and/or commercialization by the Company. The Design and Manufacturing unit provides contract design, research and development and manufacturing services to AtriCure, Inc. (see Note 5) and other medical device companies.

Cash and Cash Equivalents—The Company considers highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents for the purposes of the statements of cash flows.

Revenue Recognition—Product sales revenue is recognized when products are shipped to customers. Product development revenue is recognized as contract costs are incurred. The Company received research grants through the National Institutes of Health. Grant revenue is recognized as funds are expended and not as awarded by awarding agencies.

Inventory—Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) cost method. Inventories consist of the following at December 31, 2004 and 2003:

	2004	2003
Raw materials	$263,262	$150,237
Work in process	236,572	272,167
Finished goods	163,706	154,977
Reserve for obsolescence	(17,086)	(10,528)

	$646,454	$566,853

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from three to seven years. The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews for impairment property and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company determined that there was no impairment of property and equipment in 2004 and 2003, respectively.

Earnings per share—Earnings per common share (“EPS”) is based on the weighted average number of common share outstanding during each of the respective years. The calculation of net income per common share (diluted) assumes the exercise of stock options. Options to purchase shares of common stock at $1.00 per share (118,700 shares) and $1.20 per share (150,000 shares) were outstanding during 2004 and 2003, respectively, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the common shares. The options, which expire in four to six years, were still outstanding at the end of year in both 2004 and 2003.

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

A reconciliation of basic EPS to diluted EPS is as follows:

	Year Ended December 31, 2004
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS	$780,131	6,661,375	$0.12
Effect of Dilutive Securities—stock options		1,163,500
Diluted EPS	$780,131	7,824,875	$0.10

	Year Ended December 31, 2003
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS	$347,961	6,661,375	$0.05
Effect of Dilutive Securities—stock options		793,200
Diluted EPS	$347,961	7,454,575	$0.05

Research and Development—Research and development costs are expensed as incurred.

Stock-Based Employee Compensation—The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for stock-based awards to employees. In December 2004, the Financial Accounting Standards board (“FASB”) issued a revision of SFAS No. 123 titled Share-Based Payment (No. 123R), which is effective for periods after June 15, 2005. Management has not yet determined the impact that the adoption of SFAS No. 123R will have on the Company’s financial statements.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income or loss as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of the option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. If the computed fair values of the stock-based awards had been amortized to expense over the vesting period of the awards, the effect would have been as follows:

	2004	2003
Net income as reported	$780,131	$347,961
Stock-based employee compensation expense if the fair market method had been applied	(4,082)	(3,405)

Pro forma net income if the fair market method had been applied	$776,049	$344,556

Pro forma Basic EPS	$0.12	$0.05

In calculating the compensation costs under SFAS No. 123, the fair value of the options is estimated on the grant date using a Black-Scholes option pricing model considering the following assumptions:

	2004	2003
Risk free interest rates	1.00% to 3.25%	1.00% to 2.71%
Expected lives (years)	1-4	1-4
Volatility	0%	0%

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

Based on these assumptions, using the Black-Scholes option model, the fair value of the options were determined to be $0.07 and $0.04 in 2004 and 2003, respectively.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk—The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. One customer, who is a related party (see Note 5), represented 90% of net product sales in 2004 and 84% in 2003, and 89% and 82% of product development revenue in 2004 and 2003, respectively. This customer represented approximately 91% and 56% of trade accounts receivable at December 31, 2004 and 2003, respectively.

Fair Value Disclosures—The Company’s assets and liabilities fair values approximates the carrying values.

Reclassifications—Certain prior year amounts have been reclassified to conform with current year classifications.

2. STOCK OPTION PLAN

As of December 31, 2004 and 2003, 7,500,000 shares of the Company’s common stock have been reserved for issuance under the Stock Option Plan (the “Plan”).

Under the Plan, the Board of Directors may grant incentive or nonqualified stock options to purchase shares of the Company’s common stock to employees, directors and officers of the Company, or to individuals rendering consulting, advisory or other independent contracting services. The Board of Directors may grant options to purchase the Company’s common stock at prices no less than the fair market value at the date of grant for incentive and nonstatutory stock options. In addition, incentive or nonstatutory options may be granted to persons owning more than 10% of the voting power of all classes of stock, at a price not lower than 110% of the fair market value at the date of the grant, as determined by the Board of Directors. Options granted under the Plan generally expire 10 years from the date of grant (5 years for persons owning more than 10% of the voting power of all classes of stock) and vest at a rate of 25% on the first anniversary date and ratably each year thereafter.

A summary of the status of the Company’s option plan as of December 31, 2004 and 2003, and changes during the years are presented below:

	2004 Stock Options Outstanding		2003 Stock Options Outstanding
	Number of Shares Outstanding	Weighted Average Exercise Price	Number of Shares Outstanding	Weighted Average Exercise Price
Outstanding—beginning of year	1,061,900	$0.45	909,200	$0.45
Granted	398,300	0.57	164,100	0.40
Forfeited	(28,000)	0.14	(11,400)	0.31

Outstanding—end of year	1,432,200	0.49	1,061,900	0.45

Exercisable—end of year	810,025	0.46	737,500	0.43

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

At December 31, 2004 and 2003, there were 5,666,425 and 6,036,725 shares available for future grants under the Plan.

The following table summarizes information about stock options outstanding at December 31, 2004:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Exercisable December 31, 2004
$0.14	471,800	0.43	471,800
0.30	130,700	7.50	47,500
0.40	226,100	8.66	47,525
0.60	334,900	9.89
1.00	118,700	3.87	118,700
1.20	150,000	5.69	124,500

Total	1,432,200		810,025

For 2004, additional information regarding the options issued during the year to employees is as follows:

2004	Options Issued	Exercise Price	Fair Value
January 1 to March 31	55,000	$0.40	$0.05
April 1 to June 30	8,400	0.40	0.05
July 1 to September 30	17,100	0.60	0.08
October 1 to December 31	317,800	0.60	0.08

The exercise price was determined by a market valuation performed by a board member at the time the shares were issued.

3. LEASES

The Company leases manufacturing machinery and equipment under capital leases with costs of $248,091 and $195,687 in 2004 and 2003, respectively. These assets are amortized over the estimated useful life of the asset, and such amortization is included in depreciation expense. Depreciation of $29,673 and $27,955 was recognized on the capital leases in 2004 and 2003, respectively, and accumulated depreciation on the capital leases was $168,818 and $139,145 at December 31, 2004 and 2003, respectively. The future minimum annual rentals under capital lease obligations for leases in place as of December 31, 2004 are as follows:

2005	$28,854
2006	8,910

37,764
Less portion of payments representing interest	2,244

Present value of lease payments	35,520

Less current portion	26,913

Long-term lease obligations	$8,607

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

The Company rents its fabrication and office facilities under leases expiring in 2010. At December 31, 2004, the operating leases in place provide for annual lease payments of:

2005	$181,000
2006	181,000
2007	181,000
2008	181,000
2009	181,000
2010	34,000

Rent expense was approximately $124,000 in 2004 and $82,000 in 2003.

4. INCOME TAXES

The provision for income taxes is as follows:

	2004	2003
Federal:
Current	$385,872	$297,907
Income tax credit	(128,000)	(64,582)
Deferred	43,458	(45,452)

Total federal	301,330	187,873

State:
Current	82,000	90,132
Deferred	7,670	37,356

Total state	89,670	127,488

Total tax provision	$391,000	$315,361

A reconciliation of income tax at the statutory rate to the Company’s effective rate is as follows:

	2004	2003
Computed at the statutory rate	34.0%	34.0%
State income tax expense—net of federal benefit	5.1	12.7
Research and development income tax credit—net	(7.2)	(6.4)
Other	1.5	7.2

Income tax expense—effective rate	33.4%	47.5%

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

Temporary differences gave rise to the following deferred tax asset (liability) at December 31, 2004 and 2003:

	2004	2003
Excess of tax over financial accounting depreciation	$(59,000)	$(40,664)
Accrued vacation pay	24,000	16,000
Inventory reserves	7,000	4,000
Allowance for bad debt		46,000
Inventory 263A Unicap	42,000	39,792

Total	$14,000	$65,128

5. RELATED PARTY

The Company transacts business with AtriCure, Inc. (“AtriCure”). AtriCure was created as a spin-off of the Company to focus on the surgical treatment of atrial fibrillation.

In February 2003, AtriCure and the Company amended an agreement that engages the Company 1) to develop and manufacture electrosurgical devices, 2) to license technology, and 3) to use certain facilities, software and equipment. This agreement, as amended, expires on December 31, 2005. Revenues recognized for product development and product sales were approximately $6,170,000 and $3,550,000 in 2004 and 2003, respectively. At December 31, 2004 and 2003, trade accounts receivable included amounts from AtriCure of $376,000 and $221,000, respectively.

6. LINE OF CREDIT

The Company has available a revolving line of credit for up to $1,000,000 with interest at prime plus 1.0% (5.75% at December 31, 2004) which expires August 2005. All assets are pledged as collateral on the revolving line of credit. There were no borrowings under the line of credit in 2004 or 2003.

7. PROFIT SHARING PLAN

The Company sponsors a defined contribution savings and profit sharing retirement plan. Eligible employees may contribute up to 25% of their eligible compensation. For every dollar contributed by a participant, the Company will match a fixed percentage set prior to the end of the fiscal year (50% up to a maximum of 6% for 2004 and 2003). The Company may also make discretionary contributions. Total Company matching and discretionary contributions charged to expense were approximately $38,000 and $27,000 in 2004 and 2003, respectively.

8. SUBSEQUENT EVENT

The Company entered into an agreement and plan of merger effective February 14, 2005 by which AtriCure agreed to purchase all of the Company’s outstanding shares. As noted in Note 5, AtriCure is a related party to the Company.

The consideration to be paid by AtriCure for the Company will be $6,500,000 if the outstanding shares are purchased prior to July 1, 2005; if the shares are purchased after July 1, 2005 the total consideration paid for the outstanding shares will be $7,000,000. The agreement to purchase the outstanding shares of Enable is contingent

ENABLE MEDICAL CORPORATION

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2004 AND 2003

on AtriCure completing an initial public offering (“IPO”) of its common stock, in which AtriCure realizes gross proceeds of at least $35,000,000.

In January 2005, AtriCure made an advance payment of a portion of the purchase price in the amount of $500,000. This amount is not refundable unless the agreement is terminated due to a breach or failure by Enable.

******

ATRICURE, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004

The following unaudited pro forma financial information has been derived from the audited financial statements of AtriCure, Inc. (the “Company”) and Enable Medical Corporation (“Enable”) as of and for the year ended December 31, 2004 included in this prospectus. The Company intends to use approximately $6,000,000 of the net proceeds of this offering to acquire Enable contemporaneously with the closing of this offering.

The unaudited pro forma combined balance sheet as of December 31, 2004 gives effect to the following transactions, as if such transactions had occurred on December 31, 2004:

•	this offering of shares of common stock at an initial public offering price of $ (which is the mid point of the range set forth on the cover);

•	the acquisition of Enable Medical Corporation; and

•	the conversion of all our redeemable preferred stock into shares of common stock.

The unaudited pro forma combined statement of operations for the year ended December 31, 2004 gives effect to the above transactions as if such transactions had occurred on January 1, 2004.

You should read the pro forma information in conjunction with our audited financial statements and related notes as of December 31, 2004 and 2003 and for the three years ended December 31, 2004 included in this prospectus and the audited financial statements and related notes of Enable Medical Corporation as of December 31, 2004 and 2003 and for the two years ended December 31, 2004 included in this prospectus.

The unaudited pro forma combined financial information is presented for informational purposes only. The pro forma information has been prepared based on currently available information and assumptions that we believe are reasonable. The unaudited pro forma combined financial information does not purport to represent what our results of operations or balance sheet information would have been if the transactions had occurred as of the dates indicated, nor are they indicative of results for any future periods.

ATRICURE, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

DECEMBER 31, 2004

	Atricure, Inc. (historical)	Enable Medical Corporation (historical)	Pro Forma Adjustments Relating to the Enable Acquisition			Pro Forma Adjustments Relating to the Conversion of Preferred Stock and This Offering			Pro Forma
Assets
Current assets:
Cash and cash equivalents	$5,175,177	$1,553,077		$(6,500,000 (500,000	)(b) )(c)			(a)	$
Accounts receivable, net	3,520,621	412,695		(376,000	)(d)
Income tax refund receivable	—	—		197,724	(e)
Inventory	1,087,408	646,454
Prepaid expenses	112,740	20,165
Deferred income taxes	—	73,000		(73,000	)(e)

Total current assets	9,895,946	2,705,391		(7,251,276)

Property and equipment, net	2,410,051	460,419

Identifiable intangible assets				1,070,000	(b)
Goodwill				3,538,763	(b)
Other assets	424,623	10,631

Total assets	$12,730,620	$3,176,441		$(2,642,513)					$

Liabilities and shareholders’ equity
Current liabilities:
Current portion of capital lease obligations	$—	$26,913	$			$			$
Dividends payable	—	500,000		(500,000	)(c)
Accounts payable	733,444	350,946		(376,000	)(d)
Commissions payable	791,639	—
Accrued liabilities	1,780,690	146,462
Income taxes payable		193,276		(193,276	)(e)

Total current liabilities	3,305,773	1,217,597		(1,069,276)

Capital lease obligations		8,607

Deferred income taxes		59,000		(59,000	)(e)

Redeemable preferred stock	36,756,141						(36,756,141	)(f)

Total liabilities	40,061,914	1,285,204		(1,128,276)			(36,756,141)

Shareholders’ equity:
Common stock	714	66,614		(66,614	)(b)			(a)
Paid-in capital	3,282,613	563,761		(563,761	)(b)			(a)
								(f)
Unearned compensation	(981,612)	—
Retained earnings (deficit)	(29,633,009)	1,260,862		(1,260,862	)(b)		3,905,169	(f)
				377,000	(e)

Total shareholders’ equity (deficit)	(27,331,294)	1,891,237		(1,514,237)

Total liabilities and shareholders’ equity	$12,730,620	$3,176,441		$(2,642,513)

See accompanying notes to unaudited pro forma combined financial statements.

ATRICURE, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

	AtriCure, Inc. (historical)	Enable Medical Corporation (historical)	Pro Forma Adjustments Relating to the Enable Acquisition		Pro Forma Adjustments Relating to the Conversion of Preferred Stock and this Offering			Pro Forma
Revenues:
Sales of product	$18,946,037	$5,395,594	$(5,070,000	)(a)	$			$19,271,631
Commissions	210,995							210,995
Product development		1,228,659	(1,100,000	)(b)				128,659
Government grant for product development		310,857						310,857

Total revenues	19,157,032	6,935,110	(6,170,000)					19,922,142

Costs of revenues:
Product sales	5,201,562	3,145,179	(5,070,000	)(a)				3,276,741
Billable research and development costs		1,634,106	(1,100,000	)(c)				534,106

Total costs of revenues	5,201,562	4,779,285	(6,170,000)					3,810,847

Gross profit	13,955,470	2,155,825	—					16,111,295

Expenses:
Research and development expenses	4,422,014		(1,100,000	)(b)				4,422,014
			1,100,000	(c)
Selling, general, and administrative expenses	15,186,081	980,778	214,000	(d)				16,380,859

Total expenses	19,608,095	980,778	214,000					20,802,873

Income (loss) from operations	(5,652,625)	1,175,047	(214,000)					(4,691,578)
Preferred stock interest expense	3,905,169					(3,905,169	)(f)
Other interest income (expense)—net	105,926	(3,916)						102,010

Income (loss) before taxes	(9,451,868)	1,171,131	(214,000)			3,905,169		(4,589,568)
Income tax expense		391,000	(377,000	)(e)				14,000

Net income (loss) available to common shareholders	$(9,451,868)	$780,131	$163,000			$3,905,169		$(4,603,568)

Earnings (loss) per common share
Basic	$(1.36)	$0.12					(g)
Diluted	$(1.36)	$0.10					(g)
Weighted average shares outstanding
Basic	6,948,116	6,661,375					(g)
Diluted	6,948,116	7,824,875					(g)

See accompanying notes to unaudited pro forma combined financial statements.

ATRICURE, INC.

NOTES TO UNAUDITED PRO FORMA

COMBINED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004

1. DESCRIPTION OF TRANSACTIONS AND BASIS OF PRESENTATION

In connection with the initial public offering of its common stock, the Company estimates that the net proceeds from this offering will be approximately $              million, or approximately $              million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $              per share.

The Company intends to use approximately $6,000,000 of the net proceeds of this offering (or approximately $6,500,000 if the closing occurs after July 1, 2005) to acquire Enable contemporaneously with the closing of this offering. On February 14, 2005, the Company and Enable entered into an Agreement and Plan of Merger (the “Agreement”), whereby the Company will acquire all of Enable’s outstanding shares upon the successful completion of its initial public offering. In accordance with the provisions of the Agreement, a $500,000 initial payment was made by the Company to Enable on February 23, 2005 and Enable paid a cash dividend of $500,000 to its shareholders on January 31, 2005. Additionally, Enable may pay another cash dividend of no more than $500,000 to its shareholders immediately prior to the closing date of the merger, provided that, after such dividend is paid, (i) the sum of Enable’s cash and accounts receivable is at least equal to its liabilities, as defined in the Agreement, and (ii) Enable’s shareholders’ equity is at least equal to $500,000. If prior to the closing of this offering, Enable sells certain of its assets unrelated to the AtriCure bipolar ablation system, the Company will receive 50% of the proceeds from such sale assuming that the Company’s acquisition of Enable closes. If after the closing of the merger but prior to the third anniversary of the closing of the acquisition, the Company sells those assets for more than $1,000,000, the Company will be required to pay the former shareholders of Enable 50% of the consideration the Company receives from that sale in excess of $1,000,000, subject to a maximum payment to the Enable shareholders of $2,000,000.

Effective upon the closing of this offering, the outstanding redeemable preferred stock of the Company will be converted into shares of common stock.

The unaudited pro forma combined financial statements are presented to reflect the effect of the net proceeds from the offering, the acquisition of Enable, the allocation of the purchase price using the purchase method of accounting based upon preliminary estimates of the fair value of the assets acquired and liabilities assumed and the elimination of historical inter-company transactions between the two companies. In addition, the conversion of the Company’s preferred stock into shares of common stock has been reflected in the unaudited pro forma combined financial statements.

2. PRO FORMA ADJUSTMENTS TO THE UNAUDITED COMBINED BALANCE SHEET

The unaudited pro forma combined balance sheet has been prepared as if the initial public offering, the acquisition of Enable and the conversion of the redeemable preferred stock had occurred on December 31, 2004. The pro forma adjustments reflected on the unaudited condensed combined balance sheet have been made for the following:

(a) To record the estimated net proceeds of $             million from the initial public offering based upon the sale of                      shares of common stock at an initial public offering price of $                     per share, assuming no exercise of the underwriters’ over-allotment option.

(b) To record the acquisition of Enable and the allocation of the $6,500,000 purchase price using the purchase method of accounting based upon preliminary estimates of the fair value to Enable’s identifiable assets and liabilities and the elimination of its historical shareholders’ equity. The excess of the purchase

ATRICURE, INC.

NOTES TO UNAUDITED PRO FORMA

COMBINED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004

price over the book value of the assets acquired and the liabilities assumed of $4,608,763 was allocated to an identifiable intangible asset, representing the proprietary manufacturing technology, for a value of $1,070,000 and goodwill of $3,538,763.

(c) To record the $500,000 cash dividend paid by Enable to its shareholders in January 2005.

(d) To eliminate the inter-company receivable and payable between Enable and the Company as of December 31, 2004.

(e) To record the effect on the income tax accounts resulting from the merger.

(f) To record the conversion of the redeemable preferred stock into shares of the Company’s common stock.

3.	PRO FORMA ADJUSTMENTS TO THE UNAUDITED COMBINED STATEMENT OF OPERATIONS

The unaudited pro forma combined statement of operations has been prepared as if the the initial public offering, the acquisition of Enable and the conversion of the redeemable preferred stock had occurred on January 1, 2004. The pro forma adjustments reflected on the unaudited combined statement of operations have been made for the following:

(a) To eliminate the product sales and purchases between Enable and the Company during 2004.

(b) To eliminate the product research costs charged by Enable to the Company during 2004.

(c) To reclassify Enable’s research and development costs which are no longer billable after the acquisition of Enable by the Company.

(d) To record a charge for amortization based upon the preliminary estimate of the portion of the purchase price to be allocated to the fair value of identifiable intangibles, using an estimated useful life of 5 years.

(e) To reverse Enable’s income tax provision as a result of the consolidated loss that would have occurred if both companies had been merged on January 1, 2004.

(f) To reverse the preferred stock interest on the pro forma assumption that the redeemable preferred stock is converted into common stock at the beginning of the period.

(g) Unaudited pro forma net loss per share, basic and diluted, and shares used in computing net loss per share, basic and diluted, have been calculated in accordance with the SEC rules for initial public offerings. Pro forma net income (loss) available to common shareholders has been adjusted to give effect to the elimination of preferred stock interest from net income (loss). Pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation is based on the number of common shares at an initial public offering price of $         (which is the mid point of the range set forth on the cover) to fund the $6,000,000 acquisition of Enable and has been adjusted to give effect to the conversion of all of our                      outstanding shares of redeemable preferred stock into                      shares of our common stock, which will become effective at the closing of this offering.

[ATRICURE LOGO]

Part II:

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the sale of the common stock being registered. All amounts other than the SEC registration fee, the NASD filing fees and the NASDAQ National Market listing fee are estimates.

Amount to be Paid
SEC registration fee		$6,768
NASD filing fee		6,250
NASDAQ National Market application fee		5,000
NASDAQ National Market entry fee		*
NASDAQ National Market annual fee (prorated for 2005)		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be supplied by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director.

As permitted by the Delaware General Corporation Law, the bylaws of the Registrant provide that (1) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (3) the rights conferred in the restated bylaws are not exclusive.

Prior to the closing of this offering, the Registrant will enter into indemnification agreements with each of its directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and to provide additional procedural protections. The Registrant also intends to enter into indemnification agreements with any new directors and executive officers in the future. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or agents, where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

The Underwriting Agreement provides for indemnification by the underwriters of the officers, directors and controlling persons of the Registrant against certain liabilities, including liabilities arising under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has obtained liability insurance for its officers and directors.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”). The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or Regulation D and the other rules and regulations promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions not involving a public offering or transactions under compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions.

1. In April 2002, we issued and sold to 21 accredited investors convertible promissory notes in an aggregate principal amount of $3,500,000, which were convertible into Series B preferred stock. The convertible promissory notes were converted into                  shares of Series B preferred stock in June 2002. In addition, we issued to these accredited investors warrants to purchase              shares of our common stock at a purchase price of $       per share.

2. In June 2002, we issued and sold to 28 accredited investors an aggregate of                  shares of our Series B preferred stock (including shares issued upon conversion of the convertible promissory notes described above) at a purchase price per share of $       for an aggregate issue price of $20,809,499.

3. From time to time we have granted options to purchase our common stock to our directors, employees and consultants, in connection with services rendered to us, pursuant to our 2001 Stock Option Plan. Information regarding these grants since January 2002 is set forth below:

(a) From January 1, 2002 to December 31, 2002, we granted options to purchase an aggregate of                  shares of our common stock at exercise prices ranging from $       to $       per share;

(b) From January 1, 2003 to December 31, 2003, we granted options to purchase an aggregate of                  shares of our common stock at an exercise price of $       per share;

(c) From January 1, 2004 to December 31, 2004, we granted options to purchase an aggregate of                  shares of our common stock at exercise prices ranging from $       to $       per share; and

(d) From January 1, 2005 to the date of this registration statement, we granted options to purchase an aggregate of              shares of our common stock at an exercise price ranging from $       to $       per share.

4. In March 2005, we issued to an accredited investor warrants to purchase              shares of our common stock at an exercise price per share of $       in connection with the establishment of a $5.0 million secured credit facility.

The offers, sales and issuances of the securities described in paragraphs 1 and 4 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in the transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in the transaction. Each of the recipients of securities in the transactions described in paragraphs 1 and 4 were accredited.

The offers, sales and issuances of the preferred stock described in paragraph 2 were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 2 were accredited investors under Rule 501 of Regulation D.

The offers, sales and issuances of the options and common stock described in paragraph 3 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities pursuant to our 2001 Stock Option Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1*	Agreement and Plan of Merger, dated as of February 14, 2005, between AtriCure, Inc. and Enable Medical Corporation (exhibits and schedules omitted but will be furnished supplementally to the Securities and Exchange Commission upon request).

3.1*	Amended and Restated Certificate of Incorporation.

3.2	Form of Amended and Restated Certificate of Incorporation, which will become effective at the closing of this offering.

3.3*	Amended and Restated Bylaws.

3.4	Form of Second Amended and Restated Bylaws to be effective upon the closing of the offering.

4.1*	Amended and Restated Investors’ Rights Agreement, dated June 6, 2002 between AtriCure, Inc. and each of the signatory Investors.

4.2*	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated March 8, 2005 between AtriCure, Inc. and each of the signatory Investors.

4.3*	Specimen Common Stock certificate.

4.4*	Specimen of warrant certificate issued to Series B preferred shareholders.

4.5*	Specimen of warrant certificate issued to Lighthouse Capital Partners V, L.P.

5.1*	Opinion of Epstein Becker & Green, P.C. as to legality of the securities.

10.1*	2001 Stock Option Plan.

10.2*	2005 Equity Incentive Plan.

Exhibit Number	Description

10.3*	Development Agreement, dated as of December 1, 2003, between AtriCure, Inc. and Stellartech Research Corporation.

10.4*	Manufacturing Agreement, dated as of December 1, 2003, between AtriCure, Inc. and Stellartech Research Corporation.

10.6*	Lease Agreement, dated as of December 18, 2000, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

10.6.1*	Agreement to Improve Lease Premises, First Amendment to Lease Dated December 18, 2000, dated as of May 28, 2002, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

10.6.2*	Agreement to Expand Leased Premises and Extend Lease, Second Amendment to Lease Dated December 18, 2000, dated as of April 18, 2004, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.3*	Consent of Epstein Becker & Green, P.C. (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page).

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Chester, Ohio on this 20th day of April, 2005.

ATRICURE, INC.

By:	/s/ DAVID J. DRACHMAN
David J. Drachman President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and/or officers of AtriCure, Inc. (the “Registrant”), hereby severally constitute and appoint David J. Drachman, and June M. Simmons, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of the Registrant’s equity securities, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 20, 2005:

Signature	Title(s)

/s/ RICHARD M. JOHNSTON Richard M. Johnston	Richard M. Johnston Chairman of the Board

/s/ DAVID J. DRACHMAN David J. Drachman	David J. Drachman President, Chief Executive Officer and Director (principal executive officer)

/s/ JUNE M. SIMMONS June M. Simmons	June M. Simmons Director of Finance (principal financial and accounting officer)

/s/ MICHAEL D. HOOVEN Michael D. Hooven	Michael D. Hooven Director

/s/ DONALD C. HARRISON Donald C. Harrison	Donald C. Harrison Director

/s/ ALAN L. KAGANOV Alan L. Kaganov	Alan L. Kaganov Director

/s/ KAREN P. ROBARDS Karen P. Robards	Karen P. Robards Director

/s/ NORMAN R. WELDON Norman R. Weldon	Norman R. Weldon Director

/s/ LEE R. WRUBEL Lee R. Wrubel	Lee R. Wrubel Director

INDEX TO EXHIBITS

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

2.1*	Agreement and Plan of Merger, dated as of February 14, 2005, between AtriCure, Inc. and Enable Medical Corporation (exhibits and schedules omitted but will be furnished supplementally to the Securities and Exchange Commission upon request).

3.1*	Amended and Restated Certificate of Incorporation.

3.2	Form of Amended and Restated Certificate of Incorporation, which will become effective at the closing of this offering.

3.3*	Amended and Restated Bylaws.

3.4	Form of Second Amended and Restated Bylaws to be effective upon the closing of the offering.

4.1*	Amended and Restated Investors’ Rights Agreement, dated June 6, 2002 between AtriCure, Inc. and each of the signatory Investors.

4.2*	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated March 8, 2005 between AtriCure, Inc. and each of the signatory Investors.

4.3*	Specimen Common Stock certificate.

4.4*	Specimen of warrant certificate issued to Series B preferred shareholders.

4.5*	Specimen of warrant certificate issued to Lighthouse Capital Partners V, L.P.

5.1*	Opinion of Epstein Becker & Green, P.C. as to legality of the securities.

10.1*	2001 Stock Option Plan.

10.2*	2005 Equity Incentive Plan.

10.3*	Development Agreement, dated as of December 1, 2003, between AtriCure, Inc. and Stellartech Research Corporation.

10.4*	Manufacturing Agreement, dated as of December 1, 2003, between AtriCure, Inc. and Stellartech Research Corporation.

10.6*	Lease Agreement, dated as of December 18, 2000, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

10.6.1*	Agreement to Improve Lease Premises, First Amendment to Lease Dated December 18, 2000, dated as of May 28, 2002, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

10.6.2*	Agreement to Expand Leased Premises and Extend Lease, Second Amendment to Lease Dated December 18, 2000, dated as of April 18, 2004, between AtriCure, Inc. and Allen Road Properties Limited Liability Company.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.3*	Consent of Epstein Becker & Green, P.C. (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page).

*	To be filed by amendment.